Exhibit 99.1

Execution Version

AGREEMENT AND PLAN OF MERGER

between

BAYTEX ENERGY CORP.

and

RANGER OIL CORPORATION

Dated as of February 27, 2023

TABLE OF CONTENTS

- i -

- ii -

Section 6.6	Stockholders Meetings	81
Section 6.7	Access to Information	83
Section 6.8	Reasonable Best Efforts; HSR and Other Approvals	85
Section 6.9	Employee Matters	87
Section 6.10	Indemnification; Directors’ and Officers’ Insurance	91
Section 6.11	Transaction Litigation	92
Section 6.12	Public Announcements	93
Section 6.13	Control of Business	93
Section 6.14	Transfer Taxes	93
Section 6.15	Section 16 Matters	94
Section 6.16	Stock Exchange Listing and Deregistration	94
Section 6.17	Tax Matters	94
Section 6.18	Takeover Laws	95
Section 6.19	Obligations of Merger Sub	95
Section 6.20	Financing Matters	95
Section 6.21	Actions with Respect to the Existing Company Notes	99
Section 6.22	Derivative Contracts; Hedging Matters	100
Section 6.23	Distributions	101
Section 6.24	Form F-3	101
Section 6.25	Pre-Closing Restructuring Transactions	101
Section 6.26	Merger Sub	101

Article VII CONDITIONS PRECEDENT		102

Section 7.1	Conditions to Each Party’s Obligation to Consummate the Company Merger	102
Section 7.2	Additional Conditions to Obligations of Parent	102
Section 7.3	Additional Conditions to Obligations of the Company	103
Section 7.4	Frustration of Closing Conditions	104

Article VIII TERMINATION		104

Section 8.1	Termination	104
Section 8.2	Notice of Termination; Effect of Termination	105
Section 8.3	Expenses and Other Payments	106

Article IX GENERAL PROVISIONS		109

Section 9.1	Schedule Definitions	108
Section 9.2	Survival	108
Section 9.3	Notices	108
Section 9.4	Rules of Construction	110
Section 9.5	Counterparts	112
Section 9.6	Entire Agreement; No Third Party Beneficiaries	112
Section 9.7	Governing Law; Venue; Waiver of Jury Trial	112
Section 9.8	Severability	114
Section 9.9	Assignment	115
Section 9.10	Specific Performance	114
Section 9.11	Amendment	115
Section 9.12	Extension; Waiver	116
Section 9.13	Exculpation of Financing Sources	116
Section 9.14	Non-Recourse	117

- iii -

ANNEXES

Annex A: Certain Definitions

EXHIBITS

Exhibit A: Form of Company Support Agreement

Exhibit B: Plan of Merger

Exhibit C: Pre-Closing Restructuring Transactions

- iv -

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of February 27, 2023 (this “Agreement”), is entered into by and between Baytex Energy Corp., a company incorporated under the Business Corporations Act (Alberta) (“Parent”) and Ranger Oil Corporation, a Virginia corporation (the “Company”).

RECITALS

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement, including the related Plan of Merger, and the Transactions, including the merger of an indirect wholly owned Subsidiary of Parent to be formed or designated by Parent and added to this Agreement by joinder as “Merger Sub” and owned by Parent prior to the Closing (“Merger Sub,” and together with Parent (but only upon its joinder hereto), the “Parent Parties”), with and into the Company, with the Company continuing as the surviving entity following such merger (the “Company Merger”), are fair to, and in the best interests of, the Company and the holders of the shares of Company Common Stock, (ii) adopted and declared advisable this Agreement, including the related Plan of Merger, and the Transactions, including the Company Merger, (iii) directed that this Agreement, including the related Plan of Merger, be submitted to the holders of Company Common Stock for their approval, and (iv) resolved to recommend that the holders of Company Common Stock approve this Agreement, including the related Plan of Merger, and the Transactions, including the Company Merger;

WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the issuance of common shares, without nominal or par value, in the capital of Parent (the “Parent Common Shares”) pursuant to the Transactions (the “Parent Share Issuance”), are advisable and in the best interests of Parent, (ii) approved the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions, including the Parent Share Issuance, and (iii) resolved to recommend that the holders of Parent Common Shares approve the Parent Share Issuance;

WHEREAS, as of the Closing, the Board of Directors of Merger Sub, will have approved and declared advisable this Agreement and the Transactions, including the Company Merger;

WHEREAS, it is anticipated that Rocky Creek Resources, LLC, a Delaware limited liability company (“Rocky Creek”), and JSTX Holdings, LLC, a Delaware limited liability company (“JSTX” and, together with Rocky Creek, the “Company Class B Holders”), will execute and deliver to Parent, following the execution and delivery of this Agreement and prior to the Support Agreement Deadline, a support agreement (the “Company Support Agreement”) in the form of Exhibit A attached hereto, pursuant to which, among other things, the Company Class B Holders agree to vote in favor of the Company Merger and the other Transactions;

WHEREAS, contemporaneously with the execution of this Agreement, Parent and the Company Class B Holders have entered into that certain Investor and Registration Rights Agreement (the “IRRA”), which agreement will be effective upon the Closing;

WHEREAS, for U.S. federal and applicable state and local income Tax purposes, it is intended that (a) the Opco Unit Exchange and the Company Merger be treated as taxable transactions to the Company Class B Holders (including in respect of their Opco Common Units) and the holders of Company Class A Common Stock, respectively, (b) the Opco Unit Exchange result in a step-up in basis in respect of a pro rata portion of the assets of Opco (and any Subsidiaries of Opco classified as partnerships) and the Company Merger result in a step-up in basis in respect of the Company Class A Common Stock, and (c) following the consummation of the Transactions, all of the assets of Opco become indirectly owned by Parent, which continues to be treated as a foreign corporation (clauses (a) through (c) together, the “Intended U.S. Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties to this Agreement agree as follows:

Article I
CERTAIN DEFINITIONS

Section 1.1       Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

Section 1.2       Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section
2022 Bonus	6.9(e)
2022 Bonus Plan	6.9(e)
2023 Bonus Plan	6.9(f)
Agreement	Preamble
Anti-Corruption Laws	4.29
Applicable Date	4.5(a)
Book-Entry Shares	3.4(b)(ii)
Cash Consideration	3.1(b)(i)
Certificates	3.4(b)(i)
Certificate of Merger	2.2(b)
Closing	2.2(a)
Closing Date	2.2(a)
Code	3.3(e)
Company	Preamble
Company 401(k) Plan	6.9(d)
Company Alternative Acquisition Agreement	6.3(d)(iv)
Company Board	Recitals
Company Board Recommendation	4.3(a)
Company Capital Stock	4.2(a)
Company Change of Recommendation	6.3(d)(vii)

Definition	Section
Company Class B Holders	Recitals
Company Contracts	4.19(b)
Company Disclosure Letter	Article IV
Company Employee	4.10(i)
Company Equity Plan	3.3(a)
Company FA	4.23
Company Indemnified Parties	6.20(f)
Company Intellectual Property	4.14(a)
Company Leased Real Property	4.15
Company Marketing Contract	4.19(a)(ii)
Company Material Adverse Effect	4.1
Company Merger	Recitals
Company Merger Effective Time	2.2(b)
Company Owned Real Property	4.15
Company PBRSU Award	3.3(a)
Company Permits	4.9(a)
Company Preferred Stock	4.2(a)
Company Proxy Statement	4.4
Company Real Property Lease	4.15
Company Related Party Transaction	4.25
Company Reserve Report	4.17(a)
Company SEC Documents	4.5(a)
Company Stockholders Meeting	4.4
Company Support Agreement	Recitals
Company Support Agreement Failure	6.5(a)
Company TRSU Award	3.3(a)
Compensatory Issuance	3.1(c)
Confidentiality Agreement	6.7(b)
Continuation Period	6.9(a)
Continuing Employee	6.9(a)
Converted Parent TRSU Award	3.3(a)
Creditors’ Rights	4.3(a)
D&O Insurance	6.10(d)
days	9.4(e)
Debt Offer	6.21(a)
Director TRSU Award	3.3(a)
DLLCA	2.1
DTC	3.4(b)(ii)
e-mail	9.3
Eligible Shares	3.1(b)(i)
Exchange Agent	3.4(a)
Exchange Fund	3.4(a)
Excluded Benefits	6.9(a)
Excluded Shares	3.1(b)(iii)
Export Control and Economic Sanctions Laws	4.30

Definition	Section
FCPA	4.29
GAAP	4.5(b)
Holdings GP	4.2(c)
HSR Act	4.4
Indemnified Liabilities	6.10(a)
Indemnified Persons	6.10(a)
Intended U.S. Tax Treatment	Recitals
Involuntary Termination	6.9(f)
IRRA	Recitals
JSTX	Recitals
Letter of Transmittal	3.4(b)(i)
made available	9.4(e)
Material Company Insurance Policies	4.20
Material Parent Insurance Policies	5.20
Measurement Date	4.2(a)
Merger Consideration	3.1(b)(i)
Merger Sub	Recitals
Offer Documents	6.21(a)
Outside Date	8.1(b)(ii)
Parent	Preamble
Parent 401(k) Plan	6.9(d)
Parent Alternative Acquisition Agreement	6.4(d)(iv)
Parent Board	Recitals
Parent Board Recommendation	5.3(a)
Parent Change of Recommendation	6.4(d)(vii)
Parent Circular	4.8
Parent Common Shares	Recitals
Parent Contracts	5.19(b)
Parent Disclosure Letter	Article V
Parent Employee	5.10(l)
Parent Equity Plan	5.2(b)
Parent FAs	5.23
Parent Intellectual Property	5.14(a)
Parent Leased Real Property	5.15
Parent Marketing Contract	5.19(a)(ii)
Parent Material Adverse Effect	5.1
Parent Owned Real Property	5.15
Parent Parties	Recitals
Parent Permits	5.9(a)
Parent Preferred Shares	5.2(a)
Parent Real Property Lease	5.15
Parent Related Party Transaction	5.25
Parent Reporting Documents	5.5(a)
Parent Reserve Report	5.17(a)
Parent Share Issuance	Recitals

Definition	Section
Parent Shareholder Meeting	4.8
Parent Shares	5.2(a)
Participant’s Separation Date	6.9(f)
Participating Employee	6.9(f)
pdf	2.2(a)
Pre-Closing Restructuring Transactions	6.25
Post-Effective Time Dividends	3.4(g)
Registration Statement	4.8
Required Amount	5.29
Rights-of-Way	4.16
Rocky Creek	Recitals
Second Request	6.8(d)
Share Consideration	3.1(b)(i)
Separated Participant	6.9(f)
Subsidiary Interests	4.2(e)
Surviving Corporation	2.1
Surviving Corporation Stock	3.1(a)
Tail Period	6.10(d)
Terminable Breach	8.1(b)(iii)
Transaction Litigation	6.11
TRSU Consideration	3.3(b)
VSCA	2.1

Article II
THE COMPANY MERGER

Section 2.1       The Company Merger. Upon the terms and subject to the conditions of this Agreement, at the Company Merger Effective Time, Merger Sub will be merged with and into the Company in accordance with the provisions of Delaware Limited Liability Company Act (the “DLLCA”) and the Virginia Stock Corporation Act (the “VSCA”). As a result of the Company Merger, the separate existence of Merger Sub shall cease and the Company shall continue its existence under the laws of the Commonwealth of Virginia as the surviving corporation (in such capacity, the Company is sometimes referred to herein as the “Surviving Corporation”) and as an indirect wholly owned Subsidiary of Parent.

Section 2.2       Closing.

(a)           The closing of the Company Merger (the “Closing”) shall take place by the exchange of documents by “portable document format” (“pdf”) or other electronic means at 9:00 a.m., Houston time, on a date that is three (3) Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date), unless another date or place is agreed to in writing by Parent and the Company; provided, that if the Marketing Period has not ended at the time of the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date), then, subject to the continued satisfaction or waiver of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date) at such time, the Closing shall occur instead on the second (2nd) Business Day following the final day of the Marketing Period (provided that Parent may elect to terminate the Marketing Period early on no less than two Business Days’ notice to the Company). For purposes of this Agreement, “Closing Date” shall mean the date on which the Closing occurs.

(b)           As soon as practicable on the Closing Date, Parent and the Company will cause (i) a certificate of merger with respect to the Company Merger to be prepared and executed in accordance with the relevant provisions of the DLLCA (the “Certificate of Merger”), and to be filed with the Office of the Secretary of State of the State of Delaware and (ii) articles of merger with respect to the Company Merger to be prepared and executed in accordance with the relevant provisions of the VSCA (the “Articles of Merger”), including setting forth the related plan of merger meeting the requirements of the VSCA (such plan of merger, the “Plan of Merger”), substantially in the form attached hereto as Exhibit B, and to be filed with the Virginia State Corporation Commission (the “VA SCC”). The Company Merger shall become effective upon the issuance of a certificate of merger by the VA SCC, or at such later time as Parent and the Company shall agree upon in writing and shall specify in the Articles of Merger (the time the Company Merger becomes effective being the “Company Merger Effective Time”).

Section 2.3       Organizational Documents of the Surviving Corporation. The Organizational Documents of the Company in effect immediately prior to the Company Merger Effective Time shall remain in place and shall be the Organizational Documents of the Surviving Corporation, until duly amended, subject to Section 6.10(b), as provided therein or by applicable Law.

Section 2.4       Directors and Officers of the Surviving Corporation. Parent and the Company shall take all necessary action, from and after the Company Merger Effective Time, to cause the directors and officers of Merger Sub as of immediately prior to the Company Merger Effective Time to be the directors and officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

Article III
EFFECT OF THE COMPANY MERGER; EXCHANGE

Section 3.1       Effect of the Company Merger on Ownership Interests.

(a)           Equity Interests of Merger Sub. At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any securities of Parent, Merger Sub or the Company, all of the equity interests of Merger Sub issued and outstanding immediately prior to the Company Merger Effective Time shall be converted into and shall represent one (1) validly issued, fully paid and nonassessable share of Class A common stock, par value $0.01 per share, of the Surviving Corporation (the “Surviving Corporation Stock”), which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Company Merger Effective Time.

(b)           Capital Stock of the Company. At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any securities of Parent, Merger Sub or the Company:

(i)           Subject to the other provisions of this Article III, each share of Company Class A Common Stock issued and outstanding immediately prior to the Company Merger Effective Time (including any shares issued pursuant to the Opco Unit Exchange but excluding any Excluded Shares and any shares of Company Class A Common Stock covered by Section 3.3) (the “Eligible Shares”) shall be converted automatically at the Company Merger Effective Time into the right to receive: (A) 7.49 validly issued, fully paid and nonassessable Parent Common Shares (the “Share Consideration”) and (B) $13.31 in cash, without interest (the “Cash Consideration” and, together with the Share Consideration, the “Merger Consideration”).

(ii)           All such shares of Company Class A Common Stock shall cease to be outstanding and shall automatically be cancelled and cease to exist. Each holder of a share of Company Class A Common Stock that was outstanding immediately prior to the Company Merger Effective Time shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration, (B) any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h), and (C) any Post-Effective Time Dividends, in each case to be issued or paid in consideration therefor upon the exchange of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.4(a).

(iii)           All shares of Company Common Stock held by Parent or Merger Sub immediately prior to the Company Merger Effective Time and, in each case, not held on behalf of third parties (collectively, “Excluded Shares”) shall automatically be cancelled and cease to exist as of the Company Merger Effective Time, and no consideration shall be delivered in exchange therefor.

(c)           Compensatory Issuance. In consideration for, and in order to compensate Parent for the issuance by Parent of Parent Common Shares required to be issued pursuant to the Company Merger, each relevant Subsidiary of Parent (comprised of the Surviving Corporation and any direct or indirect holder of securities of the Surviving Corporation) shall issue a combination of common shares and/or debt (the “Compensatory Issuance”) to Parent or the relevant Subsidiary of Parent, as applicable.

(d)           Impact of Stock Splits, Etc. In the event of any change in (i) the number of shares of Company Class A Common Stock, or securities convertible or exchangeable into, exercisable for or settled in shares of Company Class A Common Stock or (ii) the number of Parent Common Shares, or securities convertible or exchangeable into, exercisable for or settled in Parent Common Shares, in each case issued and outstanding after the date of this Agreement and prior to the Company Merger Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Merger Consideration shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Merger Consideration, subject to further adjustment in accordance with this Section 3.1(d). Nothing in this Section 3.1(d) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement (including Section 6.1 and Section 6.2).

Section 3.2       Effect of the Company Merger. At the Company Merger Effective Time, the Company Merger shall have the effects set forth in this Agreement and the applicable provisions of the DLLCA and the VSCA. Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

Section 3.3       Treatment of Company Equity Awards.

(a)           Company TRSU Awards and Company PBRSU Awards. Each outstanding award of restricted stock units subject to time-based vesting issued pursuant to the Company’s 2019 Management Incentive Plan, as may be amended from time to time, or any inducement award agreement (collectively, the “Company Equity Plan”), that is outstanding immediately prior to the Company Merger Effective Time (each, a “Company TRSU Award”), other than those Company TRSU Awards held by the Company’s non-employee directors (“Director TRSU Awards”), and each outstanding award of restricted stock units subject to performance-based vesting issued pursuant to the Company Equity Plan that is outstanding immediately prior to the Company Merger Effective Time (each, a “Company PBRSU Award”) shall be converted into time-vested awards with respect to Parent Common Shares (“Converted Parent TRSU Awards”) at Closing, with the number of Parent Common Shares subject to the Converted Parent TRSU Awards equal to the product of (x) the number of shares of Company Common Stock subject to the Company TRSU Award or Company PBRSU Award (at the maximum level of performance), as applicable, multiplied by (y) the sum of (i) the Cash Consideration divided by the volume weighted average price of the Parent Common Shares on the NYSE for the five (5) consecutive Trading Days immediately prior to the Closing Date as reported by Bloomberg, L.P. and (ii) the Share Consideration, rounded up to the nearest whole Parent Common Share. Converted Parent TRSU Awards in respect of Company TRSU Awards will remain subject to the same vesting schedule and Converted Parent TRSU Awards in respect of Company PBRSU Awards will be converted based on the number of shares payable upon maximum performance and will remain subject to the same time-vesting schedule; provided, however, that upon (x) an involuntary termination of the holder’s employment or service by Parent, the Company or any of their Subsidiaries without “Cause” (as defined in the Company Equity Plan) or (y) solely with respect to a Converted Parent TRSU Award that was converted from a Company TRSU Award or a Company PBRSU Award that had such a provision in the award agreement pursuant to which such Company TRSU Award or Company PBRSU Award (as applicable) was granted, a resignation by the holder for “Good Reason” (as defined in such applicable award agreement), in each case, that occurs on or within twelve (12) months following the Company Merger Effective Time, such awards will immediately vest in full as of such termination date. For the avoidance of doubt, any dividend equivalents that have been accrued with respect to the Company TRSU Awards or Company PBRSU Awards will become payable ratably if and when such underlying Converted Parent TRSU Award vests.

(b)           Director TRSU Awards. Each Director TRSU Award shall vest in full at the Company Merger Effective Time and, by virtue of the occurrence of the Closing and without any action by the Parties, be cancelled and converted into the right to receive, at the Company Merger Effective Time, without interest, the Merger Consideration with respect to each share of Company Common Stock subject to such Director TRSU Award plus the amount of any dividend equivalents payable with respect to such Director TRSU Award that remain unpaid as of the Company Merger Effective Time (the “TRSU Consideration”). Following the Company Merger Effective Time, no such Director TRSU Award that was outstanding immediately prior to the Company Merger Effective Time shall remain outstanding, and each former holder of a Director TRSU Award shall cease to have any rights with respect thereto, except for the right (if any) to receive the TRSU Consideration in exchange for such Director TRSU Award. No fractional Parent Common Share shall be issued as part of TRSU Consideration, and any such fractional Parent Common Share shall instead be paid in cash in accordance with Section 3.4(h).

(c)           Necessary Actions. Prior to the Company Merger Effective Time, the Company Board (or, if appropriate, any committee thereof administering the Company Equity Plan) shall pass any necessary resolutions (including the satisfaction of the requirements of Rule 16b-3 promulgated under the Exchange Act) or take any other required action in order to effect the foregoing provisions of this Section 3.3. The Converted Parent TRSU Awards will remain subject to the terms of the Company Equity Plan as adjusted to reflect the terms of this Section 3.3 and the consummation of the transactions contemplated hereby.

(d)           Registration Statements. As soon as reasonably practicable following the Company Merger Effective Time (but in no event more than five (5) Business Days following the Company Merger Effective Time), Parent shall file a registration statement on Form S-8 (or any successor form) with respect to the issuance of the Parent Common Shares subject to the Converted Parent TRSU Awards and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Converted Parent TRSU Awards remain outstanding. With respect to those individuals who subsequent to the Company Merger Effective Time will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Parent shall administer the Converted Parent TRSU Awards assumed pursuant to this Section 3.3 in a manner that complies with Rule 16b-3 promulgated under the Exchange Act.

(e)           Payments with Respect to Director TRSU Awards. As soon as practicable after the Company Merger Effective Time (but in any event, no later than five (5) Business Days after the Company Merger Effective Time), the Surviving Corporation or its applicable Affiliate shall pay through its standard accounts payable procedures the cash amounts due pursuant to Section 3.3(b). Notwithstanding anything herein to the contrary, in the case of any TRSU Consideration that constitutes non-qualified deferred compensation under Section 409A of the Internal Revenue Code of 1986 and any successor statute, as amended from time to time (the “Code”), Parent, the Surviving Corporation or its applicable Affiliate shall issue or pay such TRSU Consideration, as applicable, at the earliest time permitted under the terms of the applicable agreement, plan or arrangement that will not trigger a Tax or penalty under Section 409A of the Code.

Section 3.4       Payment for Securities; Exchange.

(a)           Exchange Agent; Exchange Fund. Prior to the Company Merger Effective Time, Parent shall enter into an agreement with a commercial bank, trust company or transfer agent that is mutually acceptable to the Company and Parent to act as agent for the holders of Company Class A Common Stock in connection with the Company Merger (the “Exchange Agent”) and to receive the Merger Consideration to which such holders shall become entitled pursuant to this Article III. Prior to the Company Merger Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Eligible Shares, for issuance in accordance with this Article III through the Exchange Agent, the Merger Consideration in respect of Eligible Shares pursuant to Section 3.1. In addition, Parent shall deposit, or cause to be deposited, with the Exchange Agent, from time to time as needed, cash sufficient to pay any Post-Effective Time Dividends and to make payments in lieu of fractional shares pursuant to Section 3.4(h). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for Eligible Shares pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.4(a), Section 3.4(g) and Section 3.4(h), the Exchange Fund shall not be used for any other purpose. Any cash and Parent Common Shares deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 3.4(h) and any Post-Effective Time Dividends) shall hereinafter be referred to as the “Exchange Fund.” Parent or the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Eligible Shares pursuant to this Agreement. The cash portion of the Exchange Fund may be invested by the Exchange Agent as reasonably directed by Parent. To the extent, for any reason, the amount in the Exchange Fund is below that required to make prompt payment of the aggregate cash payments contemplated by this Article III, Parent shall promptly replace, restore or supplement (or cause to be replaced, restored or supplemented) the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payment of the aggregate cash payments contemplated by this Article III. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund, and any amounts in excess of the amounts payable hereunder shall, at the discretion of Parent, be promptly returned to Parent or the Surviving Corporation.

(b)           Payment Procedures.

(i)           Certificates. As soon as practicable after the Company Merger Effective Time, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Company Merger Effective Time, of an outstanding certificate or certificates that immediately prior to the Company Merger Effective Time represented Eligible Shares (“Certificates”), a notice advising such holders of the effectiveness of the Company Merger and a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing) and instructions for use in effecting the surrender of Certificates for payment of the Merger Consideration set forth in Section 3.1(b)(i). Upon surrender to the Exchange Agent of a Certificate, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more Parent Common Shares (which shall be in uncertificated book entry form) representing, in the aggregate, the whole number of Parent Common Shares, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Class A Common Stock then held by such holder) and (B) a check in the amount equal to the applicable aggregate Cash Consideration, the cash payable in lieu of any fractional Parent Common Shares pursuant to Section 3.4(h) and Post-Effective Time Dividends.

(ii)           Non-DTC Book-Entry Shares. Promptly after the Company Merger Effective Time, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Company Merger Effective Time, of Eligible Shares represented by book entry (“Book-Entry Shares”) not held through the Depository Trust Company (“DTC”), (A) a notice advising such holders of the effectiveness of the Company Merger, (B) a statement reflecting the number of Parent Common Shares (which shall be in uncertificated book entry form) representing, in the aggregate, the whole number Parent Common Shares, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Class A Common Stock then held by such holder) and (C) a check in the amount equal to the applicable aggregate Cash Consideration, the cash payable in lieu of any fractional Parent Common Shares pursuant to Section 3.4(h) and Post-Effective Time Dividends.

(iii)           DTC Book-Entry Shares. With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees promptly on or after the Closing Date, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, the cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h), if any, and Post-Effective Time Dividends.

(iv)           No interest shall be paid or accrued on any amount payable for Eligible Shares pursuant to this Article III.

(v)           With respect to Certificates, if payment of the Merger Consideration, any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h), and Post-Effective Time Dividends is to be made to a Person other than the record holder of such Eligible Shares, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration, any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h) and Post-Effective Time Dividends to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. With respect to Book-Entry Shares, payment of the Merger Consideration, any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h) and Post-Effective Time Dividends shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the Company Merger Effective Time. Until surrendered as contemplated by this Section 3.4(b)(v), each Certificate shall be deemed at any time after the Company Merger Effective Time to represent only the right to receive upon such surrender the Merger Consideration, any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h) and any Post-Effective Time Dividends payable in respect of such shares of Company Class A Common Stock.

(c)           Termination of Rights. All Merger Consideration, any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h) and Post-Effective Time Dividends, paid upon the surrender of and in exchange for Eligible Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Class A Common Stock. At the Company Merger Effective Time, the stock transfer books of the Company shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Company of the shares of Company Class A Common Stock that were outstanding immediately prior to the Company Merger Effective Time. If, after the Company Merger Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged for the Merger Consideration, any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h) and Post-Effective Time Dividends payable in respect of the Eligible Shares previously represented by such Certificates.

(d)           Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former shareholders of the Company on the 180th day after the Closing Date shall be delivered to Parent or the Surviving Corporation, as applicable, upon demand, and any former Class A common shareholders of the Company who have not theretofore received the Merger Consideration, any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h) and Post-Effective Time Dividends, in each case without interest thereon, to which they are entitled under this Article III shall thereafter look only to the Surviving Corporation and Parent for payment of their claim for such amounts.

(e)           No Liability. None of the Surviving Corporation, Parent, Merger Sub or the Exchange Agent shall be liable to any holder of Company Class A Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f)           Lost, Stolen, or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h) and Post-Effective Time Dividends payable in respect of the shares of Company Class A Common Stock formerly represented by such Certificate.

(g)           Distributions with Respect to Unexchanged Parent Common Shares. No dividends or other distributions declared or made with respect to Parent Common Shares with a record date after the Company Merger Effective Time (“Post-Effective Time Dividends”) shall be paid to the holder of any unsurrendered Certificate with respect to the whole Parent Common Shares that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional Parent Common Shares shall be paid to any such holder, in each case until such holder shall surrender such Certificate in accordance with this Section 3.4. Following surrender of any such Certificate, there shall be paid to such holder of whole Parent Common Shares issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the Post-Effective Time Dividends theretofore paid with respect to such whole Parent Common Shares, and (ii) at the appropriate payment date, the Post-Effective Time Dividends with a record date prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole Parent Common Shares. For purposes of dividends or other distributions in respect of Parent Common Shares, all whole Parent Common Shares to be issued pursuant to the Company Merger shall be entitled to Post-Effective Time Dividends pursuant to the immediately preceding sentence as if such whole Parent Common Shares were issued and outstanding as of the Company Merger Effective Time.

(h)           No Fractional Parent Common Shares. No certificates or scrip or shares representing fractional Parent Common Shares shall be issued upon the exchange of Eligible Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of Parent Common Shares. Notwithstanding any other provision of this Agreement, each holder of Eligible Shares exchanged pursuant to the Company Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Shares (after taking into account all Certificates and Book-Entry Shares held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Shares multiplied by (ii) the volume weighted average price of the Parent Common Shares on the NYSE for the five (5) consecutive Trading Days immediately prior to the Closing Date as reported by Bloomberg, L.P. Promptly after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent, and Parent shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The payment of cash in lieu of fractional Parent Common Shares is not a separately bargained for consideration but merely represents a mechanical rounding off of the fractions in the exchange.

(i)           Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Company, the Surviving Corporation, Merger Sub, the Exchange Agent, each of their respective Affiliates and any other applicable withholding agent shall be entitled to deduct or withhold from any amounts otherwise payable to any Person pursuant to this Agreement or the Opco Unit Exchange any amount required to be deducted or withheld under applicable Law (and, for the avoidance of doubt, to the extent any deduction or withholding is required in respect of the delivery of any Parent Common Shares pursuant to this Agreement, the applicable withholding agent may withhold or deduct from the Cash Consideration and/or a portion of the Parent Common Shares otherwise deliverable hereunder may be withheld); provided, however, that except in the case of withholding required under applicable Law in respect of any consideration payable pursuant to Section 3.3 or Section 3.4(h) and Post-Effective Time Dividends, (i) to the extent any Party becomes aware of any obligation to deduct or withhold from amounts otherwise payable, issuable or transferable to or by any Person pursuant to this Agreement, such Party shall use commercially reasonable efforts to notify the other relevant Parties as soon as reasonably practicable, and (ii) the applicable withholding agent shall use commercially reasonable efforts to consult with the Company or applicable recipient in good faith to determine whether such deduction or withholding is required and shall reasonably cooperate with the Company or applicable recipient to minimize the amount of any applicable deduction or withholding. To the extent that amounts are properly deducted or withheld and paid over to the relevant Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person with respect to which such amounts would have been paid absent such deduction or withholding, and if withholding is taken in Parent Common Shares, the relevant withholding agent shall be treated as having sold such Parent Common Shares on behalf of such Person for an amount of cash equal to the fair market value thereof at the time of such withholding and paid such cash proceeds to the relevant Taxing Authority.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(i) Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Company to the Parent Parties on or prior to the date of this Agreement (the “Company Disclosure Letter”) and (ii) except as disclosed in the Company SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and available on EDGAR, since January 1, 2022 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature (but, for clarity, including any historical factual information contained within such headings, disclosure or statements)), the Company represents and warrants to each of the Parent Parties as follows:

Section 4.1       Organization, Standing and Power. Each of the Company and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of the Company’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole (a “Company Material Adverse Effect”). Each of the Company and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets or properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Parent complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of the Company, each as amended prior to the execution of this Agreement, and each as made available to Parent is in full force and effect, and neither the Company nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

Section 4.2       Capital Structure.

(a)           The authorized capital stock of the Company consists of (i) 140,000,000 shares of Company Common Stock, consisting of 110,000,000 shares of Company Class A Common Stock and 30,000,000 shares of Company Class B Common Stock, and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”).  At the close of business on February 24, 2023 (the “Measurement Date”): (A) 18,958,930 shares of Company Class A Common Stock were issued and outstanding, and approximately 23,571,002 shares of Company Class A Common Stock were reserved for issuance, (B) 22,548,998 shares of Company Class B Common Stock were issued and outstanding and owned by the Company Class B Holders and (C) no shares of Company Preferred Stock were issued and outstanding.

(b)           As of the Company Merger Effective Time, there will be no shares of Company Class B Common Stock outstanding and the Company will own, directly or indirectly, all of the equity interests in OpCo.

(c)           At the close of business on the Measurement Date, (i) there were (a) 141,804 shares of Company Class A Common Stock subject to outstanding Company TRSU Awards and (b) 440,100 shares and 880,200 shares of Company Class A Common Stock subject to outstanding Company PBRSU Awards, assuming target and maximum achievement, respectively; (ii) 67,470,068 shares of Company Class A Common Stock remained available for issuance, (iii) 41,507,928 Opco Common Units issued and outstanding, of which, prior to the Opco Unit Exchange and any other transactions described in the Company Support Agreement, the Company owns 18,958,930 Opco Common Units and the Company Class B Holders collectively own 22,548,998 Opco Common Units. Prior to the Opco Unit Exchange and any other transactions described in the Company Support Agreement, all of the Opco Common Units issued and outstanding are owned by the Company and the Company Class B Holders, and Opco’s General Partner Interest (as defined in the Opco Partnership Agreement) is held solely by ROCC Energy Holdings GP LLC (“Holdings GP”).

(d)           Except as set forth in this Section 4.2, or as issued in accordance with Section 6.1 or upon vesting of awards granted under the Company Equity Plan that are outstanding as of the Measurement Date or issued in accordance with Section 6.1, there are outstanding: (1) no shares of Company Capital Stock or any Voting Debt or other voting or equity securities of the Company; (2) no securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of Company Capital Stock, Voting Debt or other voting securities of the Company; and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound in any case obligating the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock or any Voting Debt or other voting securities of the Company, or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement.

(e)           All outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Company Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law, (ii) the Organizational Documents of the Company, and (iii) all requirements set forth in applicable Contracts (including the Company Equity Plan). Other than Opco Common Units held by Company Class B Holders, all outstanding shares of capital stock or other equity interests of the Subsidiaries of the Company (the “Subsidiary Interests”) and the legal and beneficial owners thereof are set forth on Schedule 4.2(e) of the Company Disclosure Letter, and except as set forth in such schedule, such Subsidiary Interests are owned by the Company, or a direct or indirect wholly owned Subsidiary of the Company, and, in each case, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized, validly issued, fully paid and nonassessable (except as nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act). Except for the Company Support Agreement, there are not any stockholder agreements, voting trusts or other agreements to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of the Company or any of its Subsidiaries. No Subsidiary of the Company owns any shares of Company Common Stock or any other shares of Company Capital Stock. The Opco Common Units held by each Company Class B Holder have been duly authorized, validly issued, fully paid and nonassessable (except as nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act).

(f)           As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any (i) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than as set forth on Schedule 4.2(f) of the Company Disclosure Letter.

Section 4.3       Authority; No Violations; Consents and Approvals.

(a)           The Company has all requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Document to which it is party and, subject to filing the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, filing the Articles of Merger with the VA SCC, and the issuance of a certificate of merger by the VA SCC and to obtaining Company Stockholder Approval, to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement by the Company and each other Transaction Document to which it is party and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, only with respect to the consummation of the Company Merger, to Company Stockholder Approval, and the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, the filing of the Articles of Merger with the VA SCC, and the issuance of a certificate of merger by the VA SCC. This Agreement and each other Transaction Document to which the Company is party has been duly executed and delivered by the Company, and assuming the due and valid execution of this Agreement and each other Transaction Document to which it is party by each of the Parent Parties and the other parties hereto or thereto, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at Law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement, including the related Plan of Merger, and the Transactions, including the Company Merger, are fair to, and in the best interests of, the Company and the holders of the Company Common Stock, (ii) approved and declared advisable this Agreement, including the related Plan of Merger, and the Transactions, including the Company Merger, (iii) directed that this Agreement, including the related Plan of Merger, be submitted to the holders of Company Common Stock for its approval, and (iv) resolved to recommend that the holders of Company Common Stock approve this Agreement, including the related Plan of Merger, and the Transactions, including the Company Merger (such recommendation described in clause (iv), the “Company Board Recommendation”). Company Stockholder Approval is the only vote of the holders of any class or series of the Company Capital Stock necessary to approve this Agreement, including the related Plan of Merger, and the Company Merger.

(b)           The execution, delivery and performance of this Agreement and each other Transaction Document to which the Company is a party does not, and the consummation of the Transactions will not (i) contravene, conflict with or result in a breach or violation of any provision of the Organizational Documents of the Company (assuming Company Stockholder Approval is obtained) or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, result in a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of any loan or credit agreement (subject, in the case of the Company Credit Facility, payoff and termination thereof prior to or substantially concurrently with Closing), note, bond, mortgage, indenture (subject, in the case of the Existing Company Notes, to a “change of control” offer), lease or other agreement, permit, franchise or license to which the Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and Company Stockholder Approval has been obtained, contravene, conflict with or result in a breach or violation of any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)           Except for this Agreement and the IRRA, the Company is not party to any contract, arrangement or other commitment that would or would reasonably be expected to entitle any Person to appoint one or more directors to the Parent Board.

Section 4.4       Consents. No Consent from any Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement or the other Transaction Documents to which it is party or the consummation by the Company of the Transactions, except for: (a) the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of (i) a proxy statement in preliminary and definitive form (including any amendments or supplements, the “Company Proxy Statement”) relating to the special meeting of the shareholders of the Company to be held for the purposes of obtaining Company Stockholder Approval (including any postponement, adjournment or recess thereof, the “Company Stockholders Meeting”), which Company Proxy Statement may form a part of the Registration Statement, and (ii) such reports under the Securities Act, the Exchange Act and the rules and regulations thereunder and under Canadian Securities Laws, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, filing the Articles of Merger with the VA SCC and the issuance of a certificate of merger by the VA SCC; (d) filings with the NASDAQ; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5       SEC Documents; Financial Statements.

(a)           Since December 31, 2020 (the “Applicable Date”), the Company has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, certifications, schedules, statements and documents, collectively, the “Company SEC Documents”). As of their respective dates, (i) each of the Company SEC Documents, as amended, complied, or if not yet filed or furnished, will comply, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and (ii) none of the Company SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)           The financial statements of the Company included in the Company SEC Documents, including all notes and schedules thereto, complied, or, in the case of Company SEC Documents filed after the date of this Agreement, will comply in all material respects, when filed (or if amended prior to the date of this Agreement, as of the date of such amendment) with the rules and regulations of the SEC with respect thereto, were, or, in the case of Company SEC Documents filed after the date of this Agreement, will be prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the Company and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries for the periods presented therein.

(c)           The Company has established and maintains a system of internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act); such disclosure controls and procedures are reasonably designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and further reasonably designed and maintained to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company financial statements for external purposes in accordance with GAAP. There (i) is no significant deficiency or material weakness in the design or operation of internal controls of financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) utilized by the Company or its Subsidiaries, (ii) is not, and since January 1, 2022, there has not been, any illegal act or fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls, and (iii) is not, and since January 1, 2022, there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any of its Subsidiaries. The principal executive officer and the principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Company SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

Section 4.6       Absence of Certain Changes or Events.

(a)           Since September 30, 2022, there has not been any Company Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(b)           From September 30, 2022 through the date of this Agreement:

(i)           the Company and its Subsidiaries have conducted their business in the ordinary course of business in all material respects;

(ii)          there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, including the Oil and Gas Properties of the Company and its Subsidiaries, whether or not covered by insurance; and

(iii)          neither the Company nor any of its Subsidiaries has undertaken any action that would be prohibited by Section 6.1(b)(iv), (vi), or (vii) if such provision were in effect at all times since December 31, 2022.

Section 4.7       No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of the Company dated as of December 31, 2022 (including the notes thereto) contained in the Company’s draft Annual Report on Form 10-K for the twelve (12) months ended December 31, 2022 that was provided to Parent prior to the date hereof; (b) liabilities incurred in the ordinary course of business consistent with past practice subsequent to December 31, 2022, (c) liabilities incurred as expressly permitted or required under this Agreement; and (d) liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.8       Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) a registration statement on Form F 4 (or such other SEC Form) to be filed with the SEC by Parent pursuant to which Parent Common Shares issuable in the Company Merger will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time such Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, not misleading, (b) the Company Proxy Statement will, at the date it is first mailed to shareholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (c) the information circular and proxy statement of Parent (the “Parent Circular”) relating to the meeting of the shareholders of Parent to be held for the purposes of obtaining the Parent Shareholder Approval (including any postponement, adjournment or recess thereof, the “Parent Shareholder Meeting”) will, at the date it is first mailed to the shareholders of Parent or at the time of the Parent Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 5.8, the Registration Statement and the Company Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively, and the rules and regulations thereunder. Notwithstanding the foregoing, no representation is made by the Company with respect to statements made in the Company Proxy Statement, the Registration Statement or the Parent Circular based on information supplied by any of the Parent Parties specifically for inclusion or incorporation by reference therein.

Section 4.9       Company Permits; Compliance with Applicable Law.

(a)           The Company and its Subsidiaries hold and at all times since the Applicable Date have held all permits, licenses, certifications, registrations, Consents, authorizations, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Company Permits”), and have paid all fees, deposits and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, and the Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to be in full force and effect or failure to so comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           The businesses of the Company and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, other than those the outcome of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.10       Compensation; Benefits.

(a)           Set forth on Schedule 4.10(a) of the Company Disclosure Letter is a list, as of the date hereof, of all of the material Company Benefit Plans.

(b)           True, correct and complete copies (or a written description of material terms if such Company Benefit Plan is not written) of each of the material Company Benefit Plans (including any amendments thereto) and related trust documents, and favorable determination letters, if applicable, have been furnished or made available to Parent or its Representatives, along with the most recent report filed on Form 5500 and summary plan description with respect to each Company Benefit Plan required to file a Form 5500, the most recently prepared actuarial reports and financial statements, and all material correspondence to or from any Governmental Entity received in the past three (3) years addressing any matter involving actual or potential material liability relating to a Company Benefit Plan.

(c)           Each Company Benefit Plan has been established, funded, administered and maintained in compliance in all material respects with all applicable Laws, including ERISA and the Code.

(d)           There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of the Company Benefit Plans, and there are no Proceedings by a Governmental Entity with respect to any of the Company Benefit Plans.

(e)           All contributions required to be made by the Company or any of its Subsidiaries to the Company Benefit Plans pursuant to their terms or applicable Law have been timely made or accrued or otherwise been adequately reserved to the extent required by, and in accordance with, GAAP.

(f)           Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and nothing has occurred that would reasonably be expected to adversely affect the qualification or Tax exemption of any such Company Benefit Plan. With respect to any Company Benefit Plan, none of Company or any of its Subsidiaries, or, to the knowledge of the Company, any other Person, has engaged in a transaction in connection with which the Company or its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material. The Company and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g)           None of the Company, any of its Subsidiaries or any member of their respective Aggregated Groups sponsors, maintains, contributes to or has an obligation to contribute to, or in the past six (6) years has sponsored, maintained, contributed to or had an obligation to contribute to, or has any current or contingent liability or obligation under or with respect to, and no Company Benefit Plan is, a plan that is or was subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code.

(h)           Other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law for which the recipient pays the full premium cost of coverage, no Company Benefit Plan provides retiree or post-employment or post-service medical, disability, life insurance or other welfare benefits to any Person.

(i)           Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, alone or in combination with any other event, (i) accelerate the time of payment or vesting, or materially increase the amount of (or create a new entitlement to), compensation due to any employee of the Company or any Subsidiary thereof (a “Company Employee”) or other current or former director, officer, employee or independent contractor under any Company Benefit Plan, (ii) directly or indirectly cause the Company or any Subsidiary thereof to transfer or set aside any material amount of assets to fund any material benefits under any Company Benefit Plan, (iii) limit or restrict the right to materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Company Merger Effective Time, or (iv) result in any payment from the Company or any of its Subsidiaries (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations § 1.280G-1) of the Company or any of its Subsidiaries that would, individually or in combination with any other such payment from the Company or any of its Subsidiaries, reasonably be expected to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j)           Neither the Company nor any Subsidiary of the Company has any obligation to provide, and no Company Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(k)           Each Company Benefit Plan or any other agreement, arrangement, or plan of the Company or any of its Subsidiaries that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(l)           No Company Benefit Plan is maintained outside the jurisdiction of the United States or covers any Company Employees who reside or work outside of the United States.

Section 4.11       Labor Matters.

(a)           Neither the Company nor any of its Subsidiaries is or has been a party to or bound by any Labor Agreement, and no employee of the Company or its Subsidiaries is represented by any labor union, works council, or other labor organization by way of certification, interim certification, voluntary recognition or succession rights. There is no pending or, to the knowledge of the Company, threatened union representation petition or application involving employees of the Company or any of its Subsidiaries. As of the date hereof, neither the Company nor any of its Subsidiaries has knowledge of any activity of any labor organization or employee group to organize any such employees since the Applicable Date. As of the date hereof, the Company and its Subsidiaries have no notice or consultation obligations to any labor union, labor organization or works council in connection with the execution of this Agreement or consummation of the Transactions.

(b)           As of the date hereof, there is no, and since the Applicable Date, there has been no unfair labor practice, charge or grievance arising out of a Labor Agreement or any other material labor-related Proceeding against the Company or any of its Subsidiaries pending, or, to the knowledge of the Company, threatened.

(c)           As of the date hereof, there is, and since the Applicable Date has been, no strike, organized labor slowdown, concerted work stoppage, lockout, picketing, handbilling, or other material labor dispute pending, or, to the knowledge of the Company, threatened, against or involving the Company or any of its Subsidiaries.

(d)           The Company and its Subsidiaries are, and for the last three (3) years have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices including, without limitation, all such Laws respecting terms and conditions of employment, wages and hours, worker classification, discrimination, retaliation, harassment, workers’ compensation, immigration, recordkeeping, family and medical leave, occupational safety, COVID-19, whistleblowing, disability rights or benefits, equal opportunity, human rights, plant closures and layoffs (including the WARN Act), employee trainings and notices, labor relations, employee leave issues, affirmative action, Office of Federal Contract Compliance Programs regulations, child labor, unemployment insurance, and health requirements. There are, and in the last three (3) years have been, no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or individual classified as an independent contractor or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied Contract of employment, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. In the last three (3) years, neither the Company nor any of its Subsidiaries has received any notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to the Company or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a federal government contractor or subcontractor or subject to the requirements of Executive Order 11246.

(e)           The Company and its Subsidiaries have promptly, thoroughly, and impartially investigated all sexual harassment, or other discrimination, retaliation, or policy violation allegations of which any of them is aware. With respect to each such allegation with potential merit, the Company and its Subsidiaries have taken prompt corrective action that is reasonably calculated to prevent further improper action. The Company and its Subsidiaries do not reasonably expect any material liabilities with respect to any such allegations and do not have any knowledge of any allegations relating to officers, directors, employees, contractors, or agents of the Company and its Subsidiaries that, if known to the public, would bring the Company and its Subsidiaries into material disrepute.

Section 4.12       Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)           All Tax Returns required to be filed by the Company or any of its Subsidiaries have been duly and timely filed (taking into account valid extensions of time for filing), and all such Tax Returns are complete and accurate in all respects. All Taxes that are due and payable by the Company or any of its Subsidiaries have been duly and timely paid and the reporting of Taxes on the financial statements of the Company has been made in accordance with GAAP. All withholding Tax requirements imposed on or with respect to payments by the Company or any of its Subsidiaries to employees, creditors, equityholders or other third parties have been satisfied, and the Company and its Subsidiaries have complied in all respects with all related information reporting and record retention requirements.

(b)           There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by the Company or any of its Subsidiaries (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(c)           There is no outstanding claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that has been asserted or threatened in writing by any Taxing Authority, other than claims being contested in good faith through appropriate proceedings and for which adequate reserves have been reasonably quantified and disclosed on the financial statements of the Company in accordance with GAAP. No audit, examination, investigation, litigation or other administrative or judicial proceeding in respect of Taxes or Tax matters is pending, being conducted or has been threatened in writing with respect to the Company or any or its Subsidiaries.

(d)           Neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is the Company or any of its Subsidiaries) or has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law), as a transferee or successor, by reason of assumption or by operation of Law.

(e)           No written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return or pay Taxes that the Company or such Subsidiary is or may be subject to any Tax or required to file any Tax Return in such jurisdiction.

(f)           There are no Encumbrances for Taxes on any of the assets of the Company or any of its Subsidiaries, except for Permitted Encumbrances with respect to Taxes.

(g)           Neither the Company nor any of its Subsidiaries is a party to, has any obligation under or is bound by any Tax allocation, sharing or indemnity Contract or arrangement pursuant to which it will have any potential liability to any Person after the Company Merger Effective Time (excluding (i) any Contract or arrangement solely between or among the Company and/or any of its Subsidiaries, and (ii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business).

(h)           Neither the Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2) or any similar provision of U.S. state or local or non-U.S. Law.

(i)           Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(j)           Neither the Company nor any of its Subsidiaries is a party to any ruling or similar agreement or arrangement with a Taxing Authority, and neither the Company nor any of its Subsidiaries has any request for a ruling in respect of Taxes pending between it and any Taxing Authority.

(k)           To the knowledge of the Company, neither the Company nor any of its Subsidiaries is subject to Tax in any country other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment, other place of business or similar presence in that country.

Section 4.13       Litigation. Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of the Company, threatened against or by the Company or any of its Subsidiaries or any of their Oil and Gas Properties or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries. To the knowledge of the Company, no officer or director of the Company is a defendant in any Proceeding in connection with his or her status as an officer or director of the Company.

Section 4.14       Intellectual Property.

(a)           The Company and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of the Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such Intellectual Property has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company Intellectual Property shall be available for use by the Surviving Corporation and its Subsidiaries immediately after the Closing Date on substantially similar terms and conditions to those under which the Company or its Subsidiaries owned or used the Company Intellectual Property immediately prior to the Closing Date.

(b)           There are no pending suits, claims, proceedings or investigations alleging that the Company or any of its Subsidiaries is infringing, misappropriating, or otherwise violating any Intellectual Property of a third party. Except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no third party is infringing or otherwise violating the Company Intellectual Property; and (ii) neither the Company nor its Subsidiaries nor the conduct of the business, in the last six years, infringe, misappropriate or otherwise violate any third party Intellectual Property.

(c)           All Persons who have contributed to any Company Intellectual Property that is owned or purported to be owned by Company or its Subsidiaries have done so pursuant to an enforceable written agreement that protects the confidential information of the Company and its Subsidiaries and grants the Company or its Subsidiaries, as applicable, exclusive ownership of such Intellectual Property.

(d)           The Company and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to maintain and protect Company Intellectual Property, including the confidentiality of trade secrets and other confidential information, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company or its Subsidiaries own or have a legal right to use, all IT Assets that are currently used, or have been used, in the conduct of its businesses and such IT Assets are sufficient for the current needs of the businesses of the Company and its Subsidiaries, function in all material respects in accordance with the Company’s and its Subsidiaries’ requirements, and have been regularly and reasonably maintained, (ii) the IT Assets (1) have not malfunctioned or failed within the past three (3) years and (2) to the knowledge of the Company, are free from any and all “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines, malware or hardware components that permit unauthorized access, disruption, modification, restriction, or loss of such IT Assets (or any parts thereof), (iii) the Company and its Subsidiaries have implemented and maintain commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities and (iv) the Company and its Subsidiaries have taken commercially reasonable actions to protect the security and integrity of the IT Assets and the data stored or contained therein or transmitted thereby including by implementing industry standard procedures preventing unauthorized access and the introduction of any malicious code, and the taking and storing on-site and off-site of back-up copies of critical data.

(f)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) the Company and each of its Subsidiaries and the conduct of their businesses are in compliance with, and have been in compliance with all applicable Data Security Requirements, (ii) to the knowledge of the Company, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information or trade secrets owned or held for use by the Company or its Subsidiaries, and (iii) none of the Company or its Subsidiaries has received notice of any actual, alleged or potential violations of any Data Security Requirements.

Section 4.15       Real Property. Except as has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of the Company’s Oil and Gas Properties, (a) the Company and its Subsidiaries hold (i) good, valid and marketable title to all real property owned by the Company and its Subsidiaries (collectively, including the improvements thereon, the “Company Owned Real Property”), free and clear of all Encumbrances, except Permitted Encumbrances; and (ii) valid title to the leasehold estates (whether as tenant or subtenant) and valid interests in all licenses or occupancy agreements to license or otherwise occupy (whether as tenant, subtenant, licensee or occupant) all real property leased, subleased, licensed, or otherwise occupied by the Company and its Subsidiaries (collectively, including the improvements thereon, the “Company Leased Real Property”), free and clear of all Encumbrances, except Permitted Encumbrances; (b) each agreement under which the Company or any Subsidiary of the Company is the landlord, sublandlord, tenant, subtenant, licensor, licensee, or occupant with respect to the Company Leased Real Property (each, a “Company Real Property Lease”) is in full force and effect and is valid and enforceable against the Company or such Subsidiary and, to the knowledge of the Company, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither the Company nor any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, has received written notice of any default by the Company or its Subsidiaries under any Company Real Property Lease which remains uncured as of the date of this Agreement; and (c) as of the date of this Agreement, to the knowledge of the Company, there does not exist any notice or request from any Governmental Entity delivered to the Company or any of its Subsidiaries requiring any construction work or alterations to cure any violation of applicable Law by the Company or any of its Subsidiaries which remains uncured as of the date of this Agreement nor, any pending or, to the knowledge of the Company, threatened, condemnation or eminent domain Proceedings with respect to any of the Company’s Oil and Gas Properties, Company Owned Real Property or Company Leased Real Property. Each of the Company and its Subsidiaries holds such Company Owned Real Property and Company Leased Real Property as are sufficient to conduct its business as presently conducted, except as has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.16       Rights-of-Way. Each of the Company and its Subsidiaries has such Consents to use real property, easements, rights-of-way, permits and licenses from each Person (collectively “Rights-of-Way”) as are sufficient to conduct its business as presently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries has fulfilled and performed all its obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except as has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All pipelines operated by the Company and its Subsidiaries are located on or are subject to valid Rights-of-Way, or are located on real property owned or leased by the Company, and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.17       Oil and Gas Matters.

(a)           Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date specified in the reserve report prepared by the Company Reserve Engineer relating to the Company’s interests referred to therein and dated as of December 31, 2021 (the “Company Reserve Report”) or (ii) reflected in the Company Reserve Report or in the Company SEC Documents as having been sold or otherwise disposed of (other than transactions effected after the date hereof in accordance with Section 6.1(b)(v)), the Company and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Report and in each case as attributable to interests owned by the Company and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that the Company’s or one and/or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) beneficially or of record with any applicable Governmental Entity that (1) entitles the Company (and/or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties (other than decreases in connection with operations in which the Company and/or its Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, in each case, to the extent occurring after the date of the Company Reserve Report) and (2) obligates the Company (and/or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Company Reserve Report for such Oil and Gas Properties (other than any positive difference between such percentage and the applicable working interest shown on the Company Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties).

(b)           Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data supplied by the Company to the Company Reserve Engineer relating to the Company’s interests referred to in the Company Reserve Report, by or on behalf of the Company and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Company and its Subsidiaries in connection with the preparation of the Company Reserve Report was, as of the time provided (or modified or amended prior to the issuance of the Company Reserve Reports), accurate in all respects. To the Company’s knowledge, any assumptions or estimates provided by the Company’s Subsidiaries to the Company Reserve Engineer in connection with its preparation of the Company Reserve Reports were made in good faith and on a reasonable basis based on the facts and circumstances in existence and that were known to the Company at the time such assumptions or estimates were made. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Reserve Report are derived from reports that have been prepared by the Company Reserve Engineer, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or contested in good faith in the ordinary course of business and through appropriate proceedings, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by the Company or any of its Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business and through appropriate proceedings (other than any such Production Burdens which are being held in suspense by the Company or its Subsidiaries in accordance with applicable Law) and (iii) none of the Company or any of its Subsidiaries (and, to the Company’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease or cause such Oil and Gas Lease to expire or terminate) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries.

(d)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Company and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business and through appropriate proceedings) and are not being held in suspense (by the Company, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.

(e)           All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of the Company and its Subsidiaries or otherwise associated with an Oil and Gas Property of the Company or its Subsidiaries that were drilled and completed by the Company or its Subsidiaries, and to the knowledge of the Company, all such other wells that were not drilled and completed by the Company or its Subsidiaries, have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable Contracts entered into by the Company or any of its Subsidiaries related to such Wells and such other wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment, if applicable) of such Wells and such other wells that were drilled and completed (and plugged and abandoned, if applicable) by the Company or its Subsidiaries have been conducted in compliance with all such applicable Oil and Gas Lease(s), Contracts and applicable Law except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no wells that constitute a part of the Oil and Gas Properties of the Company and its Subsidiaries of which the Company or a Subsidiary has received a written notice, claim, demand or order from any Governmental Entity notifying, claiming, demanding or requiring that such well(s) be temporarily or permanently plugged and abandoned.

(f)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Oil and Gas Properties operated by the Company or its Subsidiaries (and, to the knowledge of the Company, all Oil and Gas Properties owned or held by the Company or any of its Subsidiaries and operated by a third party) have been operated as a reasonably prudent operator in accordance with its past practices.

(g)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Oil and Gas Properties of the Company or its Subsidiaries is subject to any preferential purchase, tag-along, right of first refusal, right of first offer, purchase option, Consent or similar right that would become operative as a result of the entry into (or the consummation of) the Transactions.

(h)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has elected not to participate in any operation or activity proposed with respect to any of the Oil and Gas Properties owned or held by it (or them, as applicable) that could result in a penalty or forfeiture as a result of such election not to participate in such operation or activity that would be material to the Company and its Subsidiaries, taken as a whole and is not reflected in the Company Reserve Reports.

(i)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to Oil and Gas Properties operated by the Company and its Subsidiaries, all currently producing Wells and all tangible equipment included therein, used in connection with the operation thereof or otherwise primarily associated therewith (including all buildings, plants, structures, platforms, pipelines, machinery, vehicles and other rolling stock) are in a good state of repair and are adequate and sufficient to maintain normal operations in accordance with past practices (ordinary wear and tear excepted).

(j)           As of the date of this Agreement, there are no authorizations for expenditure or other commitments to make capital expenditures (or series of related authorizations for expenditure or commitment) binding on the Company or any of its Subsidiaries with respect to its or their respective Oil and Gas Properties for which such operations have not been completed that the Company reasonably anticipates will individually require expenditures of greater than $2,500,000.

Section 4.18       Environmental Matters. Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)           The Company and its Subsidiaries and their respective operations and assets are, and since the Applicable Date have been, in compliance with Environmental Laws, which compliance includes, and since the Applicable Date has included, obtaining, maintaining and complying with all Company Permits required under Environmental Laws for their respective operations and occupancy of any real property;

(b)           The Company and its Subsidiaries (and their respective properties and operations) are not subject to any pending or, to the Company’s knowledge, threatened Proceedings under Environmental Laws;

(c)           there has been no exposure of any Person to, nor Release of Hazardous Materials at any property currently owned or operated (or to the Company’s knowledge, formerly owned or operated) by the Company or any of its Subsidiaries, in each case, which has resulted in liability to the Company or its Subsidiaries under Environmental Laws, and, since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written notice asserting a violation of, or liability or obligation under, any Environmental Laws with respect to any Release of any Hazardous Materials at or from any property currently owned or operated by the Company, by or in connection with the Company’s operations, or at or from any offsite location where Hazardous Materials from the Company’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling, in each case that remains unresolved; and

(d)           except for customary indemnities in standard service agreements, neither the Company nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person under any Environmental Law.

(e)           The Company has made available to Parent true and complete copies of any environmental site assessments, investigations, audit report, or similar documentation in its possession, custody or control relating to the Company or its Subsidiaries’ compliance with or liability under Environmental Laws, or otherwise with respect to the environmental condition of their properties.

Section 4.19       Material Contracts.

(a)           Schedule 4.19 of the Company Disclosure Letter, together with the lists of exhibits contained in the Company SEC Documents, sets forth a true and complete list (other than the Company Marketing Contracts), as of the date of this Agreement, of:

(i)           each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act) to which the Company or any of its Subsidiaries is a party;

(ii)          each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with respect to which the Company reasonably expects that the Company and its Subsidiaries will make payments in any calendar year in excess of $2,500,000 or aggregate payments in excess of $15,000,000, in each case other than (A) any Contract providing for the purchase or sale by the Company or any of its Subsidiaries of Hydrocarbons, or related to Hydrocarbons or produced water or freshwater or Contracts for gathering, processing, transportation, treating, storage, blending or similar midstream services (each, a “Company Marketing Contract”) or (B) master services agreements and similar agreements;

(iii)         each Contract (other than agreements solely between or among the Company and its Subsidiaries) (A) evidencing Indebtedness of the Company or any of its Subsidiaries or (B) that creates a capitalized lease obligation of the Company or any of its Subsidiaries, in each case with an aggregate principal amount in excess of $2,000,000;

(iv)          each Contract to which the Company or any Subsidiary of the Company is a party that (A) restricts the ability of the Company or any Subsidiary of the Company to compete in any business or with any Person in any geographical area, (B) requires the Company or any Subsidiary of the Company to conduct any business on a “most favored nations” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party, except in the case of each of clauses (A), (B) and (C), for such restrictions, requirements and provisions that are not material to the Company and its Subsidiaries or that relate to acreage dedications;

(v)           any Company Marketing Contract that has a remaining term of greater than 30 days and does not allow the Company to terminate it without penalty to the Company or any of its Subsidiaries within 30 days (A) which would reasonably be expected to involve volumes in excess of 7,500 barrels of Hydrocarbons per day or 25 MMcf of gas per day (in each case, calculated on a yearly average basis) or (B) that contains acreage dedications of more than 15,000 acres;

(vi)           any acquisition or divestiture Contract that contains “earn out” or other similar contingent payment obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of the Company set forth in the Company Reserve Report), that would reasonably be expected to result in annual payments by or to the Company or any of its Subsidiaries in excess of $2,500,000;

(vii)          each Company Real Property Lease requiring payments by the Company or its Subsidiaries in excess of $1,000,000 in any calendar year;

(viii)         each Contract for lease of personal property or real property (other than the Company Real Property Leases and Oil and Gas Properties and Contracts related to drilling rigs) involving payments in excess of $1,000,000 in any calendar year that are not terminable without penalty or other liability to the Company (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days;

(ix)          each Contract that would reasonably be expected to require the disposition of any assets or line of business of the Company or its Subsidiaries (or, after the Company Merger Effective Time, Parent or its Subsidiaries) for which the aggregate consideration (or the fair market value of such consideration, if non-cash) exceeds $5,000,000;

(x)           each Contract involving the pending acquisition or sale of (or option to purchase or sell) any of the assets or properties of the Company or its Subsidiaries (including any Oil and Gas Properties but excluding purchases and sales of Hydrocarbons), taken as a whole, for which the aggregate consideration (or the fair market value of such consideration, if non-cash) exceeds $5,000,000;

(xi)          each joint venture, other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of the Company or that are exclusively among the Company and its wholly owned Subsidiaries;

(xii)         each Contract relating to a Company Related Party Transaction; and

(xiii)        each joint development agreement, exploration agreement, participation, farmout, farmin or similar Contract, excluding joint operating agreements, that would reasonably be expected to (A) require the Company or any of its Subsidiaries to make expenditures in excess of $10,000,000 in any one calendar year period or (B) generate net production in excess of 5,000 Boe per day during the calendar year ended December 31, 2023 (calculated on a yearly average basis).

(b)           Collectively, the Contracts described in Section 4.19(a) are herein referred to as the “Company Contracts,” including, for the avoidance of doubt, any Company Marketing Contract responsive under Section 4.19(a)(v). A complete and correct copy of each of the Company Contracts (other than the Company Marketing Contracts) has been made available to Parent. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the knowledge of the Company, any other party thereto. There are no disputes pending or, to the knowledge of the Company, threatened with respect to any Company Contract and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Company Contract to terminate for default, convenience or otherwise any Company Contract, nor to the knowledge of the Company, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.20       Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the material insurance policies held by the Company or any of its Subsidiaries (collectively, the “Material Company Insurance Policies”) is in full force and effect on the date of this Agreement. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid to date, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Company Insurance Policies. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy.

Section 4.21       Derivative Transactions and Hedging.

(a)           All Derivative Transactions of the Company and its Subsidiaries in effect as of the date hereof were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in all material respects in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries. The Company and its Subsidiaries have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for ordinary course margin deposit requests), or defaults or allegations or assertions of such by any party thereunder.

(b)           The Company SEC Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of the Company and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of the Company attributable to the production and marketing of the Company or its Subsidiaries, as of the dates reflected therein.

Section 4.22       Customers and Suppliers. No material customer or supplier of the Company or any of its Subsidiaries has canceled or otherwise terminated, or has threatened in writing or, to the Company’s knowledge, orally threatened to cancel or otherwise terminate, its relationship with the Company or any of its Subsidiaries. As of the date of this Agreement, there are no material disputes with a material customer or supplier of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has any direct or indirect ownership interest that is material to the Company and its Subsidiaries taken as a whole in any customer or supplier of the Company or any of its Subsidiaries.

Section 4.23       Opinion of Financial Advisor. The Company Board has received the opinion of BofA Securities, Inc. (the “Company FA”) addressed to the Company Board to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by the Company FA as set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Company Common Stock.

Section 4.24       Brokers. Except for the fees and expenses payable to the advisors set forth on Schedule 4.24 of the Company Disclosure Letter, no broker, investment banker, financial advisor, or other Person is entitled to any broker’s, finder’s or other similar fee or commission or any premium, bonus or success fee in connection with the Transactions based upon arrangements made by or on behalf of or otherwise obligating the Company.

Section 4.25       Related Party Transactions. Except as set forth on Schedule 4.25 of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is party to any transaction or arrangement under which any (a) present or former executive officer or director of the Company or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of the Company or any of its Subsidiaries whose status as a 5% holder is known to the Company as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing Persons described in clause (a) or (b) (but only, with respect to the Persons in clause (b), to the knowledge of the Company), in each case as would be required to be disclosed by the Company pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (each of the foregoing, a “Company Related Party Transaction”).

Section 4.26       Regulatory Matters.

(a)           Neither the Company nor any Subsidiary of the Company is (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b)           Except as set forth on Schedule 4.26 of the Company Disclosure Letter, neither the Company nor any of the Company’s Subsidiaries owns, holds, or operates any refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid or other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery or equipment that are subject to (i) regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, Natural Gas Policy Act of 1978, or the Interstate Commerce Act, in each case as amended, or (ii) rate regulation or comprehensive nondiscriminatory access regulation by any other federal agency or under the Laws of any state or other local jurisdiction.

Section 4.27       Takeover Laws. Assuming the accuracy of the representations and warranties set forth in Section 5.27, the approval of the Company Board of this Agreement, including the related Plan of Merger, and the Transactions represents all the action necessary to render inapplicable to this Agreement, including the related Plan of Merger, and the Transactions the restrictions of any Takeover Law or any anti-takeover provision in the Company’s Organizational Documents that is applicable to the Company, the shares of Company Common Stock, this Agreement or the Transactions.

Section 4.28       Tax Treatment.

(a)           As of the date hereof, neither the Company nor any of its Subsidiaries is aware of the existence of any fact that the Company reasonably expects would prevent the Transactions from being treated consistently with the Intended U.S. Tax Treatment.

(b)           For U.S. federal and applicable state and local income tax purposes, (i) Opco is, prior to the Opco Unit Exchange, properly classified as a partnership, and (ii) each of the Subsidiaries of Opco is properly classified as a disregarded entity.

(c)           Opco has not made any non-pro rata tax distributions or Tax Advances (as defined in Section 4.01(b)(ii) of the Opco Partnership Agreement) pursuant to Section 4.01(b)(ii) of the Opco Partnership Agreement.

Section 4.29       Anti-Corruption. The Company, its Subsidiaries, and each of their respective directors, officers, employees, and, to the knowledge (as defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”)) of the Company or its Subsidiaries, any of their respective agents, consultants, independent contractors, representatives, or any other Person acting on behalf of the foregoing, have not engaged in any action or omission, directly or indirectly, for or on behalf of the Company or its Subsidiaries that would result in a violation of U.S. domestic or foreign bribery and anti-corruption laws, including the FCPA or any other analogous anti-corruption laws of any jurisdiction applicable to the Company or its Subsidiaries (collectively the “Anti-Corruption Laws”). No proceeding or investigation by or before any Governmental Entity involving the Company or its Subsidiaries or any of their respective directors, officers, employees, agents, distributors, or representatives relating to the Anti-Corruption Laws is pending or, to the knowledge of the Company or its Subsidiaries, threatened. Neither the Company nor its Subsidiaries nor any of their respective directors, officers, employees, agents, distributors, or representatives have knowingly falsified any entry in any book, record, or account of the Company or any of its Subsidiaries, and all such entries fairly and accurately reflect the relevant transactions and dispositions of the Company’s or its Subsidiaries’ assets in reasonable detail.

Section 4.30       Export Controls and Economic Sanctions. None of the Company, nor any of its Subsidiaries, nor any of their respective directors, officers, or employees, nor to the knowledge of the Company or its Subsidiaries, any other Person working on behalf of any of the foregoing (i) has directly or indirectly during the past five (5) years violated any applicable Laws relating to export, reexport, import, or economic sanctions (“Export Control and Economic Sanctions Laws”); (ii) is targeted, blocked, or otherwise subject to sanctions prohibitions or restrictions under any applicable Export Control and Economic Sanctions Laws (including but not limited to being, or being owned 50% or more in the aggregate by one or more Specially Designated Nationals or other sanctions targets); (iii) is located, organized, or resident in any country or territory subject to comprehensive embargo under applicable Export Control and Sanctions Laws (currently, Cuba, Iran, North Korea, Syria, and certain regions of Ukraine); or (iv) has during the past five (5) years been the subject or target of any investigation or disclosure relating to applicable Export Control and Economic Sanctions Laws.

Section 4.31       No Additional Representations.

(a)           Except for the representations and warranties made in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to any Parent Party or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this Article IV, any oral or written information presented to any Parent Party or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 4.31 shall limit any Parent Party’s remedies with respect to claims of Fraud arising from or relating to the express written representations and warranties made by the Company in this Article IV.

(b)           Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of the Parent Parties or any other Person has made or is making any representations or warranties relating to Parent or its Subsidiaries (including Merger Sub) whatsoever, express or implied, beyond those expressly given by the Parent Parties in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company, or any of its Representatives and that the Company has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Company Merger or the other Transactions) and that the Company has not relied on any such other representation or warranty not set forth in this Agreement.

Article V
REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

(i) Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by each of the Parent Parties to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) and (ii) except as disclosed in the Parent Reporting Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the Canadian Securities Regulators and available on the System for Electronic Document Analysis Retrieval and to the SEC and available on EDGAR, since January 1, 2022 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward looking statements or cautionary, predictive, non-specific or forward looking in nature (but, for clarity, including any historical factual information contained within such headings, disclosure or statements)), each of the Parent Parties jointly and severally represent and warrant to the Company as follows:

Section 5.1            Organization, Standing and Power. Each of Parent and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of Parent’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole (a “Parent Material Adverse Effect”). Each of Parent and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets or properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has heretofore made available to the Company complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of Parent, each as amended prior to the execution of this Agreement, and each as made available to Parent is in full force and effect, and neither Parent nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

Section 5.2            Capital Structure.

(a)            The authorized share capital of Parent consists of (i) an unlimited number of Parent Common Shares and (ii) 10,000,000 preferred shares, without nominal or par value, issuable in series (collectively, the “Parent Preferred Shares” and, together with the Parent Common Shares, the “Parent Shares”). At the close of business on the Measurement Date: (A) 544,930,072 Parent Common Shares were issued and outstanding and (B) no Parent Preferred Shares were issued and outstanding.

(b)            At the close of business on the Measurement Date, (i) there were (a) 752,014 Parent Common Shares subject to outstanding Parent Restricted Share Awards and (b) 7,281,279 Parent Common Shares subject to outstanding Parent Performance Share Awards, assuming maximum payout multipliers, and (ii) 12,674,050 Parent Common Shares remained available for issuance pursuant to Parent’s Share Award Incentive Plan (the “Parent Equity Plan”).

(c)            Except as set forth in this Section 5.2 or as issued in accordance with Section 6.2 or upon vesting of equity awards outstanding as of the Measurement Date or issued in accordance with Section 6.2, there are outstanding: (1) no Parent Shares or any Voting Debt or other voting or equity securities of Parent; (2) no securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for Parent Shares, Voting Debt or other voting securities of Parent; and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional Parent Shares or any Voting Debt or other voting securities of Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement.

(d)            All outstanding Parent Shares have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. The Parent Common Shares to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable and not subject to preemptive rights. All outstanding Parent Shares have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law, (ii) the Organizational Documents of Parent and (iii) all requirements set forth in applicable Contracts (including the Parent Equity Plan). The Parent Common Shares to be issued pursuant to this Agreement, when issued, will be issued in compliance in all material respects with (A) applicable securities Laws and other applicable Law, (B) the Organizational Documents of Parent and (C) all requirements set forth in applicable Contracts. All outstanding shares in the share capital of, or other equity interests, in the Subsidiaries of Parent are owned by Parent, or a direct or indirect wholly owned Subsidiary of Parent, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized, validly issued, fully paid and nonassessable and all such shares or equity ownership interests are set forth in Schedule 5.2 of the Parent Disclosure Letter. There are not any shareholder agreements, voting trusts or other agreements to which Parent or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares or other equity interest of Parent or any of its Subsidiaries. No Subsidiary of Parent owns any shares of Parent Common Shares or any other Parent Shares.

(e)            As of the date of this Agreement, neither Parent nor any of its Subsidiaries has any (i) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person, in each case other than with respect to its Subsidiaries and its joint ventures listed on Schedule 5.2(e) of the Parent Disclosure Letter.

(f)            As of the Closing, 100% of the equity interests of Merger Sub are indirectly owned by Parent.

Section 5.3            Authority; No Violations; Consents and Approvals.

(a)            Parent, and, as of the Closing, Merger Sub, has all requisite power and authority to execute and deliver this Agreement and each other Transaction Document to which they are party and, subject to the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware and the Virginia State Corporation Commission and to obtaining Parent Shareholder Approval, to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and each other Transaction Document to which they are party and the consummation by Parent, and, as of the Closing, Merger Sub, of the Transactions have been duly authorized by all necessary corporate action on the part of Parent (subject to obtaining Parent Shareholder Approval) and, as of the Closing, Merger Sub (other than the adoption of this Agreement by Parent or the applicable wholly owned Subsidiary of Parent, as sole stockholder of Merger Sub, which will have occurred prior to the Closing), subject to the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware and the Virginia State Corporation Commission and to obtaining Parent Shareholder Approval. This Agreement and each other Transaction Document to which they are party has been duly executed and delivered by Parent, and, as of the Closing, Merger Sub, and assuming the due and valid execution of this Agreement and each other Transaction Documents to which they are party by the Company and the other parties hereto or thereto, constitutes a valid and binding obligation of Parent, and, as of the Closing, Merger Sub (as applicable), enforceable against Parent, and, as of the Closing, Merger Sub, in accordance with its terms, subject, as to enforceability to Creditors’ Rights. The Parent Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the Parent Share Issuance, are advisable and in the best interests of Parent, (ii) approved the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions, including the Parent Share Issuance, and (iii) resolved to recommend that the holders of Parent Common Shares approve the Parent Share Issuance (such recommendation described in clause (iii), the “Parent Board Recommendation”). The board of directors of Merger Sub, at a meeting duly called and held prior to the Closing, will have by unanimous vote (A) determined that this Agreement and the Transactions, including the Company Merger, are advisable, and in the best interests of, Merger Sub and the sole stockholder of Merger Sub and (B) approved and declared advisable this Agreement and the Transactions, including the Company Merger. Parent, as the direct or indirect owner of all of the outstanding equity interests of Merger Sub as of the Closing, will adopt, or will cause the adoption of, this Agreement by the applicable wholly owned Subsidiary of Parent that is the sole member of Merger Sub. The Parent Shareholder Approval is the only vote of the holders of any class or series of Parent Shares necessary to approve the Parent Share Issuance.

(b)            The execution, delivery and performance of this Agreement and each other Transaction Document to which Parent is a party does not, and the consummation of the Transactions will not (i) contravene, conflict with or result in a breach or violation of any provision of the Organizational Documents of Parent (assuming that Parent Shareholder Approval is obtained) or any of its Subsidiaries (including Merger Sub as of Closing), (ii) with or without notice, lapse of time or both, result in a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Parent or any of its Subsidiaries is a party or by which Parent, or Merger Sub as of Closing, or any of their respective Subsidiaries or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made and the Parent Shareholder Approval has been obtained, contravene, conflict with or result in a breach or violation of any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)            Except for this Agreement and the IRRA, Parent is not party to any contract, arrangement or other commitment that would or would reasonably be expected to entitle any Person to appoint one or more directors to the Parent Board.

Section 5.4            Consents. No Consent from any Governmental Entity is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement and each other Transaction Document to which they are party or the consummation by Parent, and, as of the Closing, Merger Sub, of the Transactions, except for: (a) the filing of a premerger notification report by Parent under the HSR Act, and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC and/or Canadian Securities Regulators, as applicable, of (i) the Registration Statement relating to the registration under the Securities Act of the Parent Common Shares to be issued under this Agreement, (ii) the Parent Circular relating to matters to be submitted to holders of Parent Common Shares at the Parent Shareholder Meeting and (iii) such reports under the Exchange Act and the Securities Act and the rules and regulations thereunder and under Canadian Securities Laws, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware and the Virginia State Corporation Commission; (d) filings with the NYSE and the TSX (including of the Parent Circular and approval of the TSX of the Parent Share Issuance); (e) such filings and approvals as may be required by any applicable state, provincial or federal securities or “blue sky” Laws or Takeover Laws or Canadian Securities Laws; and (f) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.5            Parent Reporting Documents; Financial Statements.

(a)            Since the Applicable Date, Parent has filed or furnished with the Canadian Securities Regulators and the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under Canadian Securities Laws and under the Securities Act or the Exchange Act (such forms, reports, certifications, schedules, statements and documents, collectively, the “Parent Reporting Documents”). As of their respective dates, (i) each of the Parent Reporting Documents, as amended, complied, or if not yet filed or furnished, will comply, as to form in all material respects with the then applicable requirements of applicable Canadian Securities Laws and with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent Reporting Documents, and (ii) none of the Parent Reporting Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), or if filed with or furnished to the Canadian Securities Regulators or the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)            Parent is a “reporting issuer” under applicable Canadian Securities Laws in each of the provinces of Canada and is not on the list of reporting issuers in default under applicable Canadian Securities Laws. The Parent Common Shares are registered pursuant to Section 12(b) of the Exchange Act, and Parent is in compliance in all material respects with its obligations thereunder. Parent is a “foreign private issuer” within the meaning of Rule 405 of Regulation C under the Securities Act. As of the date of this Agreement, Parent is in compliance in all material respects with the rules and regulations of the TSX, and is not subject to any delisting, suspension of trading in or cease trading or other order that may operate to prevent or restrict trading in the Parent Common Shares.

(c)            The financial statements of Parent included in the Parent Reporting Documents, including all notes and schedules thereto, complied, or in the case of Parent Reporting Documents filed after the date of this Agreement, will comply, in all material respects, when filed (or if amended prior to the date of this Agreement, as of the date of such amendment) with Canadian Securities Laws and with the rules and regulations of the SEC with respect thereto, were, or, in the case of Parent Reporting Documents filed after the date of this Agreement, will be prepared in accordance with IFRS applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Canadian Securities Laws and the rules and regulations of the SEC) and fairly present in all material respects in accordance with applicable requirements of IFRS (subject, in the case of the unaudited statements, to normal year end audit adjustments) the financial position of Parent and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Parent and its consolidated Subsidiaries for the periods presented therein.

(d)            Parent has established and maintains a system of internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act and in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings). Such disclosure controls and procedures are reasonably designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, required to be disclosed by Parent in the reports that it files with the SEC and with Canadian Securities Regulators is recorded, processed, summarized and communicated to Parent’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act and applicable Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and in applicable Canadian Securities Laws, and further reasonably designed and maintained to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with IFRS. There (i) is no significant deficiency or material weakness (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Regulators) in the design or operation of internal controls of financial reporting utilized by Parent or its Subsidiaries, (ii) is not, and since January 1, 2023, there has not been, any illegal act or fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls, and (iii) is not, and since January 1, 2023, there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of Parent (as defined in Rule 3b-7 under the Exchange Act) or director of Parent or any of its Subsidiaries. The principal executive officer and the principal financial officer of Parent have made all certifications required by the Sarbanes Oxley Act, the Exchange Act, any related rules and regulations promulgated by the SEC and applicable Canadian Securities Laws with respect to Parent Reporting Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

Section 5.6            Absence of Certain Changes or Events.

(a)            Since December 31, 2022, there has not been any Parent Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(b)            From December 31, 2022 through the date of this Agreement:

(i)            Parent and its Subsidiaries have conducted their business in the ordinary course of business in all material respects;

(ii)           there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Parent or any of its Subsidiaries, including the Oil and Gas Properties of Parent and its Subsidiaries, whether or not covered by insurance; and

(iii)          neither Parent nor any of its Subsidiaries has undertaken any action that would be prohibited by Section 6.2(b)(iv), (vi), or (vii) if such provision were in effect at all times since December 31, 2022.

Section 5.7            No Undisclosed Material Liabilities. There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of Parent dated as of December 31, 2022 (including the notes thereto) contained in Parent’s consolidated financial statements for the year December 31, 2022; (b) liabilities incurred in the ordinary course of business consistent with past practice subsequent to December 31, 2022; (c) liabilities incurred as expressly permitted or required under this Agreement; and (d) liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.8            Information Supplied. None of the information supplied or to be supplied by Parent or as of the Closing, Merger Sub, for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time such Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, (b) the Company Proxy Statement will, at the date it is first mailed to shareholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (c) the Parent Circular will, at the date it is first mailed to the shareholders of Parent or at the time of the Parent Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 4.8, the Registration Statement, the Company Proxy Statement and the Parent Circular will comply as to form in all material respects with, as applicable, the provisions of the Exchange Act and the Securities Act and the rules and regulations thereunder, the ABCA and Canadian Securities Laws. Notwithstanding the foregoing, no representation is made by the Parent Parties with respect to statements made in the Company Proxy Statement, the Registration Statement or the Parent Circular based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

Section 5.9            Parent Permits; Compliance with Applicable Law.

(a)            Parent and its Subsidiaries hold and at all times since the Applicable Date have held all permits, licenses, certifications, registrations, Consents, authorizations, variances, exemptions, orders, franchises, and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Parent Permits”), and have paid all fees, deposits and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect and no suspension or cancellation of any of the Parent Permits is pending or, to the knowledge of Parent, threatened, and Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to be in full force and effect or failure to so comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)            The businesses of Parent and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the knowledge of Parent, threatened, other than those the outcome of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.10            Compensation; Benefits.

(a)            Set forth on Schedule 5.10(a) of the Parent Disclosure Letter is a list, as of the date hereof, of all of the material Parent Benefit Plans.

(b)            True, correct and complete copies (or a written description of material terms if such Parent Benefit Plan is not written) of each of the material Parent Benefit Plans (including any amendments thereto) and related trust documents, and favorable determination letters, if applicable, have been furnished or made available to the Company or its Representatives, along with the most recently prepared actuarial reports and financial statements, and all material correspondence to or from any Governmental Entity received in the past three (3) years addressing any matter involving actual or potential material liability relating to a Parent Benefit Plan.

(c)            Each Parent Benefit Plan has been established, funded, administered and maintained in compliance in all material respects with all applicable Laws, including ERISA, the Code and the Tax Act.

(d)            There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Parent, threatened against, or with respect to, any of the Parent Benefit Plans, and there are no Proceedings by a Governmental Entity with respect to any of the Parent Benefit Plans.

(e)            All contributions required to be made by Parent or any of its Subsidiaries to the Parent Benefit Plans pursuant to their terms or applicable Law have been timely made or accrued or otherwise been adequately reserved to the extent required by, and in accordance with, GAAP.

(f)            Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and nothing has occurred that would reasonably be expected to adversely affect the qualification or Tax exemption of any such Parent Benefit Plan. With respect to any Parent Benefit Plan, none of Parent or any of its Subsidiaries, or, to the knowledge of Parent, any other Person, has engaged in a transaction in connection with which Parent or its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material. Parent and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g)            None of Parent, any of its Subsidiaries or any member of their respective Aggregated Groups sponsors, maintains, contributes to or has an obligation to contribute to, or in the past six (6) years has sponsored, maintained, contributed to or had an obligation to contribute to, or has any current or contingent liability or obligation under or with respect to, and no Parent Benefit Plan is, a plan that is or was subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code.

(h)            None of Parent or any of its Subsidiaries sponsors, maintains, contributes to or has an obligation to contribute to, or in the past six (6) years has sponsored, maintained, contributed to or had an obligation to contribute to, or has any current or contingent liability or obligation under or with respect to, and no Parent Benefit Plan is, a plan that is a “registered pension plan”, a “registered retirement savings plan”, a “deferred profit sharing plan”, a “retirement compensation arrangement”, an “employee life and health trust”, an “employee trust”, an “employee profit sharing plan”, as each of those is defined in the Tax Act, or a “health and welfare trust” within the meaning of Canada Revenue Agency Income Tax Folio S2-F1-C1.

(i)             None of the Parent Benefit Plans is intended to be or has ever been found or alleged by a Governmental Entity to be a “salary deferral arrangement” within the meaning of subsection 248(1) of the Tax Act.

(j)             All of the Parent Benefit Plans are self-contained to either Parent or one of its Subsidiaries.

(k)            Other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law for which the recipient pays the full premium cost of coverage or otherwise mandated by applicable Law, no Parent Benefit Plan provides retiree or post-employment or post-service medical, disability, life insurance or other welfare benefits to any Person.

(l)             Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, alone or in combination with any other event, (i) accelerate the time of payment or vesting, or materially increase the amount of (or create a new entitlement to), compensation due to any employee of Parent (an “Parent Employee”) or any Subsidiary thereof or other current or former director, officer, employee or independent contractor under any Parent Benefit Plan, (ii) directly or indirectly cause Parent or any Subsidiary thereof to transfer or set aside any material amount of assets to fund any material benefits under any Parent Benefit Plan, (iii) limit or restrict the right to materially amend, terminate or transfer the assets of any Parent Benefit Plan on or following the Company Merger Effective Time, or (iv) result in any payment from Parent or any of its Subsidiaries (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations § 1.280G-1) of Parent or any of its Subsidiaries that would, individually or in combination with any other such payment from Parent or any of its Subsidiaries, reasonably be expected to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(m)            Neither Parent nor any Subsidiary of Parent has any obligation to provide, and no Parent Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(n)            Each Parent Benefit Plan or any other agreement, arrangement, or plan of Parent or any of its Subsidiaries that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(o)            No Parent Benefit Plan is maintained outside the jurisdictions of the United States and Canada or covers any Parent Employees who reside or work outside of the United States or Canada.

Section 5.11          Labor Matters.

(a)            Neither Parent nor any of its Subsidiaries is or has been a party to or bound by any Labor Agreement, and no employee of Parent or any of its Subsidiaries is represented by any labor union, works council, or other labor organization by way of certification, interim certification, voluntary recognition or succession rights. There is no pending or, to the knowledge of Parent, threatened union representation petition or application involving employees of Parent or any of its Subsidiaries. As of the date hereof, neither Parent nor any of its Subsidiaries has knowledge of any activity of any labor organization or employee group to organize any such employees since the Applicable Date. As of the date hereof, Parent and its Subsidiaries have no notice or consultation obligations to any labor union, labor organization or works council in connection with the execution of this Agreement or consummation of the Transactions.

(b)            As of the date hereof, there is no, and since the Applicable Date, there has been no, unfair labor practice, charge or grievance arising out of a Labor Agreement or any other material labor-related Proceeding against Parent or any of its Subsidiaries pending, or, to the knowledge of Parent, threatened. No labor union has applied to have Parent or any of its Subsidiaries declared a common or related employer pursuant to any labor relations legislation in any jurisdiction where Parent or any of its Subsidiaries carries on business.

(c)            As of the date hereof, there is, and since the Applicable Date has been, no strike, organized labor slowdown, concerted work stoppage, lockout, picketing, handbilling, or other material labor dispute pending, or, to the knowledge of Parent, threatened, against or involving Parent or any of its Subsidiaries.

(d)            Parent and its Subsidiaries are, and for the last three (3) years have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices including, without limitation, all such Laws respecting terms and conditions of employment, wages and hours, worker classification, discrimination, retaliation, harassment, workers’ compensation, immigration, recordkeeping, occupational safety, COVID-19, whistleblowing, disability rights or benefits, equal opportunity, human rights, plant closures and layoffs (including the WARN Act), employee trainings and notices, labor relations, employee leaves, including family and medical leave, affirmative action, Office of Federal Contract Compliance Programs regulations, child labor and unemployment or employment insurance and health requirements. There are, and in the last three (3) years have been, no Proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or individual classified as an independent contractor or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied Contract of employment, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. In the last three (3) years, neither Parent nor any of its Subsidiaries has received any notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to Parent or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is a federal government contractor or subcontractor or subject to the requirements of Executive Order 11246.

(e)            Parent and its Subsidiaries have promptly, thoroughly, and impartially investigated all sexual harassment, or other discrimination, retaliation, or policy violation allegations of which any of them is aware. With respect to each such allegation with potential merit, Parent and its Subsidiaries have taken prompt corrective action that is reasonably calculated to prevent further improper action. Parent and its Subsidiaries do not reasonably expect any material liabilities with respect to any such allegations and do not have any knowledge of any allegations relating to officers, directors, employees, contractors, or agents of Parent and its Subsidiaries that, if known to the public, would bring Parent and its Subsidiaries into material disrepute.

Section 5.12            Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)            All Tax Returns required to be filed by Parent or any of its Subsidiaries have been duly and timely filed (taking into account valid extensions of time for filing), and all such Tax Returns are complete and accurate in all respects. All Taxes that are due and payable by Parent or any of its Subsidiaries have been duly and timely paid and the reporting of Taxes on the financial statements of Parent has been made in accordance with IFRS or GAAP, as applicable. All withholding Tax requirements imposed on or with respect to payments by Parent or any of its Subsidiaries to employees, creditors, equityholders or other third parties have been satisfied, and Parent and its Subsidiaries have complied in all respects with all related information reporting and record retention requirements.

(b)            There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by Parent or any of its Subsidiaries (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(c)            There is no outstanding claim, assessment or deficiency against Parent or any of its Subsidiaries for any Taxes that has been asserted or threatened in writing by any Taxing Authority, other than claims being contested in good faith through appropriate proceedings and for which adequate reserves have been reasonably quantified and disclosed on the financial statements of Parent in accordance with IFRS or GAAP, as applicable. No audit, examination, investigation, litigation or other administrative or judicial proceeding in respect of Taxes or Tax matters is pending, being conducted or has been threatened in writing with respect to Parent or any or its Subsidiaries.

(d)            Neither Parent nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is Parent or any of its Subsidiaries) or has any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law, including for greater certainty, subsection 160(1) of the Canada Tax Act), as a transferee or successor, by reason of assumption or by operation of Law.

(e)            No written claim has been made by any Taxing Authority in a jurisdiction where Parent or any of its Subsidiaries does not currently file a Tax Return or pay Taxes that Parent or such Subsidiary is or may be subject to any Tax or required to file any Tax Return in such jurisdiction.

(f)            There are no Encumbrances for Taxes on any of the assets of Parent or any of its Subsidiaries, except for Permitted Encumbrances with respect to Taxes.

(g)            Each of Parent and its Subsidiaries has (A) duly and timely completed and filed all CEWS Returns or other filings required under applicable Laws to be filed by it, or that it elected to file, and all such returns or filings are complete, correct and accurate in all respects, and (B) not claimed CEWS to which it was not entitled.

(h)            No circumstances exist which would make Parent or any of its Subsidiaries subject to the application of any of sections 78 and 80 to 80.04 of the Canada Tax Act or the similar provisions of a provincial taxing statute.

(i)             Neither Parent nor any of its Subsidiaries is a party to, has any obligation under or is bound by any Tax allocation, sharing or indemnity Contract or arrangement pursuant to which it will have any potential liability to any Person after the Company Merger Effective Time (excluding (i) any Contract or arrangement solely between or among Parent and/or any of its Subsidiaries, and (ii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business).

(j)             Neither Parent nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2) or any similar provision of U.S. state or local or non-U.S. Law, including for greater certainty, any “reportable transaction” as defined in subsection 237.3(1) of the Canada Tax Act or any “notifiable transaction” as defined under subsection 237.4(1) of the Canada Tax Act (as such provisions are proposed to be amended or introduced, as applicable, by the legislative proposals released by the Minister of Finance (Canada) on August 9, 2022).

(k)            Neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(l)             Neither Parent nor any of its Subsidiaries is a party to any ruling or similar agreement or arrangement with a Taxing Authority, and neither Parent nor any of its Subsidiaries has any request for a ruling in respect of Taxes pending between it and any Taxing Authority.

(m)           To the knowledge of Parent, neither Parent nor any of its Subsidiaries is subject to Tax in any country other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment, other place of business or similar presence in that country.

Section 5.13            Litigation. Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of Parent, threatened against or by Parent or any of its Subsidiaries or any of their Oil and Gas Properties or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries. To the knowledge of Parent, no officer or director of Parent is a defendant in any Proceeding in connection with his or her status as an officer or director of Parent.

Section 5.14            Intellectual Property.

(a)            Parent and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of Parent and its Subsidiaries as presently conducted (collectively, the “Parent Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such Intellectual Property has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)            There are no pending suits, claims, proceedings or investigations alleging that the Parent or any of its Subsidiaries is infringing, misappropriating, or otherwise violating any Intellectual Property of a third party. Except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) no third party is infringing or otherwise violating the Parent Intellectual Property; and (ii) neither the Parent nor its Subsidiaries nor the conduct of the business, in the last six years, infringe, misappropriate or otherwise violate any third party Intellectual Property.

(c)            All Persons who have contributed to any Parent Intellectual Property that is owned or purported to be owned by Company or its Subsidiaries have done so pursuant to an enforceable written agreement that protects the confidential information of the Parent and its Subsidiaries and grants the Parent or its Subsidiaries, as applicable, exclusive ownership of such Intellectual Property.

(d)            Parent and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to maintain and protect Parent Intellectual Property, including the confidentiality of trade secrets and other confidential information, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) the Parent and its Subsidiaries own or have a legal right to use all IT Assets that are currently used, or have been used, in the conduct of its businesses, and such IT Assets are sufficient for the current needs of the businesses of Parent and its Subsidiaries, function in all material respects in accordance with the Parent’s and its Subsidiaries’ requirements, and have been regularly and reasonably maintained, (ii) the IT Assets (1) have not malfunctioned or failed within the past three (3) years and (2) to the knowledge of Parent, are free from any and all “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines, malware or hardware components that permit unauthorized access, disruption, modification, restriction, or loss of such IT Assets (or any parts thereof), (iii) the Parent and its Subsidiaries have implemented and maintain commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities and (iv) the Parent and its Subsidiaries have taken commercially reasonable actions to protect the security and integrity of the IT Assets and the data stored or contained therein or transmitted thereby including by implementing industry standard procedures preventing unauthorized access and the introduction of any malicious code, and the taking and storing on-site and off-site of back-up copies of critical data.

(f)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (i) Parent and each of its Subsidiaries and the conduct of their businesses are in compliance with, and have been in compliance with all Data Security Requirements, (ii) to the knowledge of Parent, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information or trade secrets owned or held for use by Parent or its Subsidiaries, and (iii) none of the Parent or its Subsidiaries has received notice of any actual, alleged or potential violations of any Data Security Requirements.

Section 5.15            Real Property. Except as has not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of Parent’s Oil and Gas Properties, (a) Parent and its Subsidiaries hold (i) good, valid and marketable title to all material real property owned by Parent or any of its Subsidiaries (collectively, including the improvements thereon, the “Parent Owned Real Property”), free and clear of all Encumbrances, except Permitted Encumbrances; and (ii) valid title to the leasehold estates (whether as tenant or subtenant) and valid interests in all licenses or occupancy agreements to license or otherwise occupy (whether as tenant, subtenant, licensee or occupant) all real property leased, subleased, licensed, or otherwise occupied by Parent and its Subsidiaries (collectively, including the improvements thereon, the “Parent Leased Real Property”), free and clear of all Encumbrances, except Permitted Encumbrances; (b) each agreement under which Parent or any Subsidiary of Parent is the landlord, sublandlord, tenant, subtenant, licensor, licensee, or occupant with respect to the Parent Leased Real Property (each, a “Parent Real Property Lease”) is in full force and effect and is valid and enforceable against Parent or such Subsidiary and, to the knowledge of Parent, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Parent nor any of its Subsidiaries, or to the knowledge of Parent, any other party thereto, has received written notice of any default by Parent or its Subsidiaries under any Parent Real Property Lease which remains uncured as of the date of this Agreement; and (c) as of the date of this Agreement, to the knowledge of Parent, there does not exist any notice or request from any Governmental Entity delivered to Parent or any of its Subsidiaries requiring any construction work or alterations to cure any violation of applicable Law by Parent or any of its Subsidiaries which remains uncured as of the date of this Agreement nor, any pending or, to the knowledge of Parent, threatened, condemnation or eminent domain Proceedings with respect to any of the Parent’s Oil and Gas Properties, Parent Owned Real Property or Parent Leased Real Property. Each of Parent and its Subsidiaries holds such Parent Owned Real Property and Parent Leased Real Property as are sufficient to conduct its business as presently conducted, except as has not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.16            Rights-of-Way. Each of Parent and its Subsidiaries has such Rights-of-Way as are sufficient to conduct its business as presently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries has fulfilled and performed all its obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except as has not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All pipelines operated by Parent and its Subsidiaries are located on or are subject to valid Rights-of-Way, or are located on real property owned or leased by Parent, and there are no gaps (including any gap arising as a result of any breach by Parent or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.17            Oil and Gas Matters.

(a)            Except as has not had and would not reasonably be expected to have a Parent Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date specified in the reserve report prepared by the Parent Reserve Engineer relating to Parent’s interests referred to therein and dated as of December 31, 2022 (the “Parent Reserve Report”) or (ii) reflected in the Parent Reserve Report or in the Parent Reporting Documents as having been sold or otherwise disposed of (other than transactions effected after the date hereof in accordance with Section 6.2(b)(v)), Parent and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Parent Reserve Report and in each case as attributable to interests owned by Parent and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Parent’s or one and/or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) beneficially or of record with any applicable Governmental Entity that (1) entitles Parent (and/or one or more of its Subsidiaries, as applicable), to receive, not less than the positive difference between (x) the company interest share shown in the Parent Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties less (y) all Production Burdens shown in the Parent Reserve Report for such Oil and Gas Properties, throughout the productive life of such Oil and Gas Properties (other than decreases in connection with operations in which Parent and/or its Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, in each case, to the extent occurring after the date of the Parent Reserve Report), and (2) obligates Parent (and/or one or more of its Subsidiaries, as applicable) to bear (x) Production Burdens that are no greater than the Production Burdens shown on the Parent Reserve Report for such Oil and Gas Properties, and (y) where applicable, a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest share shown on the Parent Reserve Report for such Oil and Gas Properties (other than any positive difference between such percentage and the applicable working interest shown on the Parent Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the percentage of Hydrocarbons produced from such Oil and Gas Properties that Parent is entitled to receive).

(b)            Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the factual, non-interpretive data supplied by Parent to the Parent Reserve Engineers relating to Parent interests referred to in the Parent Reserve Report, by or on behalf of Parent and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Parent and its Subsidiaries in connection with the preparation of the Parent Reserve Report was, as of the time provided (or modified or amended prior to the issuance of the Parent Reserve Reports), accurate in all respects. To Parent’s knowledge, any assumptions or estimates provided by any of Parent’s Subsidiaries to the Parent Reserve Engineers in connection with its preparation of the Parent Reserve Reports were made in good faith and on a reasonable basis based on the facts and circumstances in existence and that were known to Parent at the time such assumptions or estimates were made. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the oil and gas reserve estimates of Parent set forth in the Parent Reserve Report are derived from reports that have been prepared by the Parent Reserve Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Parent and its Subsidiaries at the dates indicated therein and are in accordance with Canadian Securities Laws applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or contested in good faith in the ordinary course of business and through appropriate proceedings, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by Parent or any of its Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business and through appropriate proceedings (other than any such Production Burdens which are being held in suspense by Parent or its Subsidiaries in accordance with applicable Law) and (iii) none of Parent or any of its Subsidiaries (and, to Parent’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease or cause such Oil and Gas Lease to expire or terminate) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries.

(d)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Parent and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business and through appropriate proceedings) and are not being held in suspense (by Parent, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.

(e)            All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of Parent and its Subsidiaries or otherwise associated with an Oil and Gas Property of Parent or its Subsidiaries that were drilled and completed by Parent or its Subsidiaries, and to the knowledge of Parent, all such other wells that were not drilled and completed by Parent or its Subsidiaries, have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable Contracts entered into by Parent or any of its Subsidiaries related to such Wells and such other wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment, if applicable) of such Wells and such other wells that were drilled and completed (and plugged and abandoned, if applicable) by Parent or its Subsidiaries have been conducted in compliance with all such applicable Oil and Gas Lease(s), Contracts and applicable Law except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There are no wells that constitute a part of the Oil and Gas Properties of Parent and its Subsidiaries of which the Company or a Subsidiary has received a written notice, claim, demand or order from any Governmental Entity notifying, claiming, demanding or requiring that such well(s) be temporarily or permanently plugged and abandoned.

(f)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all Oil and Gas Properties operated by Parent or its Subsidiaries (and, to the knowledge of Parent, all Oil and Gas Properties owned or held by Parent or any of its Subsidiaries and operated by a third party) have been operated as a reasonably prudent operator in accordance with its past practices.

(g)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of the Oil and Gas Properties of Parent or its Subsidiaries is subject to any preferential purchase, tag-along, right of first refusal, right of first offer, purchase option, Consent or similar right that would become operative as a result of the entry into (or the consummation of) the Transactions.

(h)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has elected not to participate in any operation or activity proposed with respect to any of the Oil and Gas Properties owned or held by it (or them, as applicable) that could result in a penalty or forfeiture as a result of such election not to participate in such operation or activity that would be material to Parent and its Subsidiaries, taken as a whole and is not reflected in the Parent Reserve Reports.

(i)             Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, with respect to Oil and Gas Properties operated by Parent and its Subsidiaries, all currently producing Wells and all tangible equipment included therein, used in connection with the operation thereof or otherwise primarily associated therewith (including all buildings, plants, structures, platforms, pipelines, machinery, vehicles and other rolling stock) are in a good state of repair and are adequate and sufficient to maintain normal operations in accordance with past practices (ordinary wear and tear excepted).

(j)             As of the date of this Agreement, there are no authorizations for expenditure or other commitments to make capital expenditures (or series of related authorizations for expenditure or commitment) binding on Parent or any of its Subsidiaries with respect to its or their respective Oil and Gas Properties for which such operations have not been completed that Parent reasonably anticipates will individually require expenditures of greater than $5,000,000.

Section 5.18            Environmental Matters. Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)            Parent and its Subsidiaries and their respective operations and assets are, and since the Applicable Date have been, in compliance with Environmental Laws, which compliance includes, and since the Applicable Date has included, obtaining, maintaining and complying with all Parent Permits required under Environmental Laws for their respective operations and occupancy of any real property;

(b)            Parent and its Subsidiaries (and their respective properties and operations) are not subject to any pending or, to Parent’s knowledge, threatened Proceedings under Environmental Laws;

(c)            there has been no exposure of any Person to, nor Release of Hazardous Materials at any property currently owned or operated (or to Parent’s knowledge, formerly owned or operated) by Parent or any of its Subsidiaries, in each case, which has resulted in liability to Parent or its Subsidiaries under Environmental Laws, and, since the Applicable Date, neither Parent nor any of its Subsidiaries has received any written notice asserting a violation of, or liability or obligation under, any Environmental Laws with respect to any Release of any Hazardous Materials at or from any property currently owned or operated by Parent, by or in connection with Parent’s operations, or at or from any offsite location where Hazardous Materials from Parent’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling, in each case that remains unresolved;

(d)            except for customary indemnities in standard service agreements, neither Parent nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person under any Environmental Law; and

(e)            Parent has made available to the Company true and complete copies of any environmental site assessments, investigations, audit report, or similar documentation in its possession, custody or control relating to the Parent Parties’ compliance with or liability under Environmental Laws, or otherwise with respect to the environmental condition of their properties.

Section 5.19            Material Contracts.

(a)            Schedule 5.19 of the Parent Disclosure Letter sets forth a true and complete list (other than the Parent Marketing Contracts), as of the date of this Agreement, of:

(i)            any Contract that is still in force or in respect of which Parent or any of its Subsidiaries remains bound and which has been or would be required by Canadian Securities Laws or pursuant to the Exchange Act to be filed by Parent with the Canadian Securities Regulators or with the SEC;

(ii)           each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with respect to which Parent reasonably expects that Parent and its Subsidiaries will make payments in any calendar year in excess of $3,500,000 or aggregate payments in excess of $25,000,000, in each case other than (A) any Contract providing for the purchase or sale by Parent or any of its Subsidiaries of Hydrocarbons, or related to Hydrocarbons or produced water or freshwater or Contracts for gathering, processing, transportation, treating, storage, blending or similar midstream services (each, a “Parent Marketing Contract”) or (B) master services agreements and similar agreements;

(iii)          each Contract (other than agreements solely between or among Parent and its Subsidiaries) (A) evidencing Indebtedness of Parent or any of its Subsidiaries or (B) that creates a capitalized lease obligation of Parent or any of its Subsidiaries, in each case with an aggregate principal amount in excess of $5,000,000;

(iv)          each Contract to which the Company or any Subsidiary of Parent is a party that (A) restricts the ability of Parent or any Subsidiary of Parent to compete in any business or with any Person in any geographical area, (B) requires Parent or any Subsidiary of Parent to conduct any business on a “most favored nations” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party, except in the case of each of clauses (A), (B) and (C), for such restrictions, requirements and provisions that are not material to Parent and its Subsidiaries or that relate to acreage dedications;

(v)           any Parent Marketing Contract that has a remaining term of greater than 30 days and does not allow Parent to terminate it without penalty to Parent or any of its Subsidiaries withing 30 days (A) which would reasonably be expected to involve volumes in excess of 7,500 barrels of Hydrocarbons per day or 25 MMcf of gas per day (in each case, calculated on a yearly average basis) or (B) that contains acreage dedications of more than 15,000 acres;

(vi)          any acquisition or divestiture Contract that contains “earn out” or other similar contingent payment obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of Parent set forth in the Parent Reserve Report), that would reasonably be expected to result in annual payments by or to Parent or any of its Subsidiaries in excess of $2,500,000;

(vii)         each Parent Real Property Lease requiring payments by the Company or its Subsidiaries in excess of $1,000,000 in any calendar year;

(viii)        each Contract for lease of personal property or real property (other than the Parent Real Property Leases and Oil and Gas Properties and Contracts related to drilling rigs) involving payments in excess of $5,000,000 in any calendar year that are not terminable without penalty or other liability to Parent (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days;

(ix)          each Contract that would reasonably be expected to require the disposition of any assets or line of business of Parent or its Subsidiaries for which the aggregate consideration (or the fair market value of such consideration, if non-cash) exceeds $5,000,000;

(x)           each Contract involving the pending acquisition or sale of (or option to purchase or sell) any of the assets or properties of Parent or its Subsidiaries (including any Oil and Gas Properties but excluding purchases and sales of Hydrocarbons), taken as a whole, for which the aggregate consideration (or the fair market value of such consideration, if non-cash) exceeds $5,000,000;

(xi)          each joint venture, other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of Parent or that are exclusively among Parent and its wholly owned Subsidiaries;

(xii)         each Contract relating to a Parent Related Party Transaction; and

(xiii)        each joint development agreement, exploration agreement, participation, farmout, farmin or similar Contract, excluding joint operating agreements, that would reasonably be expected to (A) require Parent or any of its Subsidiaries to make expenditures in excess of $10,000,000 in any one calendar year period or (B) generate net production in excess of 5,000 Boe per day during the calendar year ended December 31, 2023 (calculated on a yearly average basis).

(b)            Collectively, the Contracts described in Section 5.19(a) are herein referred to as the “Parent Contracts,” including, for the avoidance of doubt, any Parent Marketing Contract responsive under Section 5.19(a)(v). A complete and correct copy of each of the Parent Contracts (other than the Parent Marketing Contracts) has been made available to the Company. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Contract is legal, valid, binding and enforceable in accordance with its terms on Parent and each of its Subsidiaries that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in breach or default under any Parent Contract nor, to the knowledge of Parent, is any other party to any such Parent Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Parent or its Subsidiaries, or, to the knowledge of Parent, any other party thereto. There are no disputes pending or, to the knowledge of Parent, threatened with respect to any Parent Contract and neither Parent nor any of its Subsidiaries has received any written notice of the intention of any other party to any Parent Contract to terminate for default, convenience or otherwise any Parent Contract, nor to the knowledge of Parent, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.20            Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of the material insurance policies held by Parent or any of its Subsidiaries (collectively, the “Material Parent Insurance Policies”) is in full force and effect on the date of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all premiums payable under the Material Parent Insurance Policies prior to the date of this Agreement have been duly paid to date and neither Parent nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Parent Insurance Policies. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Parent Insurance Policy.

Section 5.21            Derivative Transactions and Hedging.

(a)            All Derivative Transactions of Parent and its Subsidiaries in effect as of the date hereof were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in all material respects in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries. Parent and its Subsidiaries have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for ordinary course margin deposit requests), or defaults or allegations or assertions of such by any party thereunder.

(b)            The Parent Reporting Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of Parent and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of Parent attributable to the production and marketing of Parent or its Subsidiaries, as of the dates reflected therein.

Section 5.22            Customers and Suppliers. No material customer or supplier of Parent or any of its Subsidiaries has canceled or otherwise terminated, or has threatened in writing or, to Parent’s knowledge, orally threatened to cancel or otherwise terminate, its relationship with Parent or any of its Subsidiaries. As of the date of this Agreement, there are no material disputes with a material customer or supplier of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has any direct or indirect ownership interest that is material to Parent and its Subsidiaries taken as a whole in any customer or supplier of Parent or any of its Subsidiaries.

Section 5.23            Opinion of Financial Advisors. The Parent Board has received the opinion of CIBC World Markets Inc. (the “Parent FA”) addressed to the Parent Board to the effect that, as of the date of such opinion, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Parent FA as set forth therein, the Merger Consideration to be paid by the Parent is fair, from a financial point of view, to Parent.

Section 5.24            Brokers. Except for the fees and expenses payable to the Parent FA and RBC Dominion Securities Inc., no broker, investment banker, financial advisor, or other Person is entitled to any broker’s, finder’s or other similar fee or commission or any premium, bonus or success fee in connection with the Transactions based upon arrangements made by or on behalf of or otherwise obligating Parent.

Section 5.25            Related Party Transactions. Except as set forth on Schedule 5.25 of the Parent Disclosure Letter, as of the date of this Agreement, neither Parent nor any of its Subsidiaries is party to any transaction or arrangement (i) under which any (a) present or former executive officer or director of Parent or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of Parent or any of its Subsidiaries whose status as a 5% holder is known to Parent as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing Persons described in clause (a) or (b) (but only, with respect to the Persons in clause (b), to the knowledge of Parent), in each case as would be required to be disclosed by Parent pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act, or (ii) that would be considered a “related party transaction” pursuant to Canadian Securities Laws (each of the foregoing, a “Parent Related Party Transaction”).

Section 5.26            Regulatory Matters.

(a)            Neither the Parent nor any Subsidiary of Parent is (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b)            Neither Parent nor any of Parent’s Subsidiaries owns, holds, or operates any refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid or other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery or equipment that are subject to (i) regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, Natural Gas Policy Act of 1978, or the Interstate Commerce Act, in each case as amended, or (ii) rate regulation or comprehensive nondiscriminatory access regulation by any other federal agency or under the Laws of any state or other local jurisdiction.

Section 5.27            Takeover Laws. The approval of the Parent Board of this Agreement and the Transactions represents all the action necessary to render inapplicable to this Agreement and the Transactions the restrictions of any Takeover Law or any anti-takeover provision in Parent’s Organizational Documents that is applicable to Parent, the Parent Common Shares, this Agreement or the Transactions.

Section 5.28            Tax Treatment. As of the date hereof, neither Parent nor any of its Subsidiaries is aware of the existence of any fact that Parent reasonably expects would prevent the Transactions from being treated consistently with the Intended U.S. Tax Treatment.

Section 5.29            Financing. As of the date hereof, Parent has delivered to Company a true and complete fully executed copy of the Debt Commitment Papers (together with all exhibits, schedules and annexes thereto). The aggregate proceeds contemplated by the Financing pursuant to the Debt Commitment Papers will be, if funded in accordance with the terms and conditions of the Debt Commitment Papers (both before and after giving effect to any “market flex” provisions contained in the Fee Letter), sufficient, when taken together with available cash, lines of credit or other sources of immediately available funds, for Parent to consummate the Transactions, including the payment of the Cash Consideration and any fees and expenses of or payable by Parent under this Agreement and the Debt Commitment Papers that are due and payable on the Closing Date (collectively, the “Required Amount”). As of the date hereof, the Debt Commitment Papers have been accepted by Parent, are in full force and effect and constitute the legal, valid and binding obligation of Parent and, to Parent’s knowledge, each other party thereto, enforceable against each party thereto in accordance with its terms, except insofar as such enforceability may be limited by the Creditors’ Rights. Parent has fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement pursuant to the Debt Commitment Papers or otherwise in connection with the Financing. As of the date hereof, no event has occurred, and there is no condition or circumstance existing, which, with or without notice, lapse of time or both, could constitute or could reasonably be expected to constitute a breach or default on the part of Parent or, to Parent’s knowledge, any other party thereto under the Debt Commitment Papers. There are no conditions precedent related to the funding of the full amount of the Financing on the terms set forth in the Debt Commitment Papers other than as expressly set forth in the Debt Commitment Papers. No counterparty to the Debt Commitment Papers has any right to impose, and Parent does not have an obligation to accept, any condition precedent to such funding other than as expressly set forth in the Debt Commitment Papers, or any reduction to the aggregate amount available under the Debt Commitment Papers at Closing (nor any term or condition that would have the effect of reducing the aggregate amount available under the Debt Commitment Papers at Closing) to an amount that would be insufficient for Parent to consummate the Transactions, including payment of the Required Amount. Assuming (a) the accuracy of Company’s representations and warranties in Article IV of this Agreement and (b) the performance by Company of its obligations in Article VI of this Agreement, as of the date hereof, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the full amount of the Financing needed to pay the Required Amount will not be available to Parent on or prior to the Closing Date. As of the date hereof, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a failure to satisfy a condition precedent on the part of Parent under the terms and conditions of the Debt Commitment Papers. None of the Debt Commitment Papers have been modified or amended as of the date hereof (provided that the existence or exercise of “market flex” provisions contained in the Fee Letter shall be deemed not to constitute a modification or amendment of the Debt Commitment Papers) and, as of the date hereof, none of the commitments under the Debt Commitment Papers have been withdrawn or rescinded in any respect. As of the date hereof, there are no other agreements, side letters or arrangements to which Parent or any of its Affiliates is a party relating to the Financing that could adversely affect the availability of the Financing that have not been disclosed to the Company. Parent acknowledges and agrees that it is not a condition to the Closing or to any of its obligations under this Agreement that Parent obtains financing (including the Financing or any alternative financing) for, or related to, any of the transactions contemplated by this Agreement.

Section 5.30            Anti-Corruption. Parent, its Subsidiaries, and each of their respective directors, officers, employees, and, to the knowledge (as defined in the FCPA) of Parent or its Subsidiaries, any of their respective agents, consultants, independent contractors, representatives, or any other Person acting on behalf of the foregoing, have not engaged in any action or omission, directly or indirectly, for or on behalf of Parent or its Subsidiaries that would result in a violation of U.S. domestic or foreign bribery and anti-corruption laws, including the FCPA or any other Anti-Corruption Laws. No proceeding or investigation by or before any Governmental Entity involving Parent or its Subsidiaries or any of their respective directors, officers, employees, agents, distributors, or representatives relating to the Anti-Corruption Laws is pending or, to the knowledge of Parent or its Subsidiaries, threatened. Neither Parent nor its Subsidiaries nor any of their respective directors, officers, employees, agents, distributors, or representatives have knowingly falsified any entry in any book, record, or account of Parent or any of its Subsidiaries, and all such entries fairly and accurately reflect the relevant transactions and dispositions of Parent’s or its Subsidiaries’ assets in reasonable detail.

Section 5.31            Export Controls and Economic Sanctions. None of Parent, nor any of its Subsidiaries, nor any of their respective directors, officers, or employees, nor to the knowledge of Parent or its Subsidiaries, any other Person working on behalf of any of the foregoing (i) has directly or indirectly during the past five (5) years violated any Export Control and Economic Sanctions Laws; (ii) is targeted, blocked, or otherwise subject to sanctions prohibitions or restrictions under any applicable Export Control and Economic Sanctions Laws (including but not limited to being, or being owned 50% or more in the aggregate by one or more Specially Designated Nationals or other sanctions targets); (iii) is located, organized, or resident in any country or territory subject to comprehensive embargo under applicable Export Control and Sanctions Laws (currently, Cuba, Iran, North Korea, Syria, and certain regions of Ukraine); or (iv) has during the past five (5) years been the subject or target of any investigation or disclosure relating to applicable Export Control and Economic Sanctions Laws.

Section 5.32            No Additional Representations.

(a)            Except for the representations and warranties made in this Article V, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Parent in this Article V, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 5.32 shall limit the Company’s remedies with respect to claims of Fraud arising from or relating to the express representations and warranties made by any of the Parent Parties in this Article V.

(b)            Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that none of the Company or any other Person has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, or any of its Representatives and that Parent, and, as of the Closing, Merger Sub, has relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Company Merger or the other Transactions) and that Parent, and, as of the Closing, Merger Sub, has relied on any such other representation or warranty not set forth in this Agreement.

Article VI
COVENANTS AND AGREEMENTS

Section 6.1            Conduct of the Company Business Pending the Company Merger.

(a)            Except (i) as set forth on Schedule 6.1(a) of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, or (iv) as otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company covenants and agrees that, until the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets and preserve its existing relationships with Governmental Entities and its significant customers, suppliers and others having significant business dealings with it; provided, however, that (i) this Section 6.1(a) shall not prohibit Emergency Operations and (ii) no action or inaction by the Company or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.1(b).

(b)            Except (i) as set forth on Schedule 6.1(b) of the Company Disclosure Letter, (ii) as expressly required by or expressly permitted by this Agreement (including the Pre-Closing Restructuring Transactions) or the Company Support Agreement, (iii) as may be required by applicable Law, or (iv) as otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Article VIII, the Company shall not, and shall cause its Subsidiaries not to:

(i)            (A) declare, set aside or pay any dividends, (whether in cash, stock or property or any combination thereof) on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, the Company or its Subsidiaries, except for (1) dividends and distributions by a wholly owned Subsidiary of Opco to Opco or another wholly owned Subsidiary of Opco, by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company, or by Opco to the Company or a wholly owned Subsidiary of the Company, or (2) quarterly cash dividends of the Company and Opco as set forth on Schedule 6.1(b)(i) of the Company Disclosure Letter, (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in the Company or any of its Subsidiaries, or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company or any Subsidiary of the Company, other than in the case of clause (C), in respect of any equity awards outstanding as of the date hereof or issued after the date hereof in accordance with this Agreement, in accordance with the terms of the Company Equity Plan and applicable award agreements;

(ii)           offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (A) the issuance of Company Class A Common Stock upon the vesting or lapse of any restrictions on any awards granted under the Company Equity Plan and outstanding on the date hereof, (B) as expressly contemplated by Section 6.1(b)(ix), and (C) issuances by a wholly owned Subsidiary of Opco of such Subsidiary’s capital stock or other equity interests to Opco or any other wholly owned Subsidiary of Opco;

(iii)          amend or propose to amend (A) the Company’s Organizational Documents or (B) the Organizational Documents of any of the Company’s Subsidiaries (other than, in each case, ministerial changes);

(iv)          (A) merge, consolidate, combine or amalgamate with any Person or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, other than in the case of clause (B) (y) acquisitions or investments in the Company’s geographic area of operation as of the date of this Agreement for which the consideration is less than $10,000,000 in the aggregate and (z) acquisitions of inventory, equipment, materials, consumables or other similar assets in the ordinary course of business;

(v)           sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances) or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances) or otherwise dispose of, any portion of its assets or properties, other than (A) sales or dispositions for which the consideration is less than $5,000,000 in the aggregate (including non-operating working interests so long as they are not operated by Parent or any of its Subsidiaries), (B) sales, swaps, exchanges, transfers or dispositions among the Company and its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company, (C) sales or dispositions of obsolete or worthless equipment, inventory, materials or consumables, in the ordinary course of business consistent with past practice, (D) the sale of Hydrocarbons in the ordinary course of business consistent with past practice or (E) swaps of assets or property, which may include cash consideration of up to 1,000 net acres in the aggregate for all such swap transactions;

(vi)          authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, other than in connection with the Pre-Closing Restructuring Transactions;

(vii)         change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by GAAP, COPAS or applicable Law;

(viii)        except to the extent undertaken in the ordinary course of business consistent with past practice: (A) make, change or revoke any Tax election (but excluding any election that must be made periodically and is made consistent with past practice), (B) change an annual Tax accounting period, (C) change any Tax accounting method, (D) file any amended Tax Return, (E) enter into any closing agreement with respect to Taxes, (F) settle or compromise any Proceeding regarding any Taxes, (G) surrender any right to claim a Tax refund or (H) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any Taxes (other than extensions of time to file Tax Returns), in each case, solely to the extent such action would reasonably be expected to have a material and adverse impact on Parent and its Subsidiaries following the Closing;

(ix)          except as required by applicable Law or an existing Company Benefit Plan as in effect on the date hereof, (A) grant or commit to grant any new entitlement to or increases in the existing compensation, bonus, severance, termination pay or other benefits payable or that may become payable to any of its current or former directors, officers or employees, other than (x) any increase in base salary for employees below the level of vice president, provided that such increases shall not exceed an aggregate amount equal to 5% of the aggregate 2022 base salary levels of the employees receiving such increases or (y) any new entitlement provided to a newly hired employee as permitted hereunder (and so long as such newly hired employee’s compensation and other terms and conditions of employment are substantially comparable to those of the employee that he or she is replacing), (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (C) grant or commit to grant any equity based awards, (D) pay or commit to pay any bonuses or other incentive compensation, other than the payment of annual or other short-term cash bonuses for completed performance periods (I) in accordance with the applicable Company Benefit Plan as in effect on the date hereof or (II) otherwise in the ordinary course of business consistent with past practice, (E) establish, enter into or adopt any Company Benefit Plan which was not in existence as of the date of this Agreement (or any arrangement that would be a Company Benefit Plan if it had been in existence as of the date of this Agreement), or amend or terminate any Company Benefit Plan, in each case, except for (i) changes to the contractual terms of health and welfare plans made in the ordinary course of business that do not materially increase the cost to the Company and its Subsidiaries or (ii) entry into offer letters with newly hired employees on a form that has previously been provided by the Company to Parent or a form that is substantially similar thereto (and does not provide for any Excluded Benefits), (F) loan or advance any money or other property to any current or former directors, officers, employees or independent contractors, (G) grant to any current or former directors, officers, employees or independent contractors any right to a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties, (H) hire, engage, terminate (other than for cause), furlough, or temporarily lay off any employee with an annualized base salary in excess of $200,000 (except for a hire of an employee as is reasonably necessary to replace any employee, so long as the new employee’s compensation and other terms and conditions of employment are substantially comparable to those of the employee being replaced); or (I) other than in the ordinary course of business consistent with past practice, enter into any Contract with an individual independent contractor that is not terminable at-will without prior notice or penalty to the Company or its Subsidiaries or materially modify or amend any Contract with an independent contractor in effect as of the date hereof;

(x)           enter into any Labor Agreement or recognize any labor union, works council, or other labor organization as the bargaining representative of any employees;

(xi)          (A) incur, create, assume, waive or release any Indebtedness or guarantee any such Indebtedness of another Person or (B) incur, create, assume, waive or release any Encumbrances on any property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the incurrence of Indebtedness (1) under the Company Credit Facility in the ordinary course of business consistent with past practice or (2) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clause (1), so long as borrowings under the Company Credit Facility do not exceed the amounts set forth on Schedule 6.1(b)(xi) of the Company Disclosure Letter;

(xii)         other than in the ordinary course of business consistent with past practice and other than extensions of 12 months or less of any Company Marketing Contracts on terms substantially similar to those in effect with respect to such Contract on the date of this Agreement, (A) enter into any Contract that would be a Company Contract if it were in effect on the date of this Agreement (other than Company Contracts entered into in connection with transactions permitted by Section 6.1(b)(iv) or Section 6.1(b)(v)), or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Company Contract (other than Company Contracts entered into in connection with transactions permitted by Section 6.1(b)(iv) or Section 6.1(b)(v));

(xiii)        waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceedings (excluding any Proceeding in respect of Taxes (which shall be governed by Section 6.1(b)(viii)) or any Transaction Litigation (which shall be governed by Section 6.11)) except solely for monetary payments of no more than $2,000,000 individually or $8,000,000 in the aggregate on a basis that would not (A) prevent or materially delay consummation of the Company Merger or the Transactions, and (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Parent or its Subsidiaries or a finding or admission of a violation of Law;

(xiv)        make or commit to make any capital expenditures that are in the aggregate greater than one hundred and ten percent (110%) of any amount expressly provided for in the capital budget included on Schedule 6.1(b)(xiv) of the Company Disclosure Letter, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures on an emergency basis or for the safety of individuals, assets or the environments in which individuals perform work for the Company and its Subsidiaries (provided that the Company shall notify Parent of any such emergency expenditure promptly);

(xv)         fail to use its reasonable best efforts to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of the Company and its Subsidiaries at a level at least comparable to current levels (or current market terms) or otherwise in a manner inconsistent with past practice;

(xvi)        elect not to participate with respect to any proposed operation regarding any of the Oil and Gas Properties that involves capital expenditures (net to the interest of the Company and its Subsidiaries) in excess of $250,000;

(xvii)       take any action that would or would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the Transactions; or

(xviii)      agree or commit to take any action that is prohibited by this Section 6.1(b).

Section 6.2            Conduct of Parent Business Pending the Company Merger.

(a)            Except (i) as set forth on Schedule 6.2(a) of the Parent Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, or (iv) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, until the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets and preserve its existing relationships with Governmental Entities and its significant customers, suppliers and others having significant business dealings with it; provided, however, that (i) this Section 6.2(a) shall not prohibit Emergency Operations and (ii) no action or inaction by Parent or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.2(b).

(b)            Except (i) as set forth on Schedule 6.2(b) of the Parent Disclosure Letter, (ii) as expressly required by or expressly permitted by this Agreement or the Company Support Agreement, (iii) in relation to the acquisition and integration of the Company and its Subsidiaries into the Parent group, (iv) as may be required by applicable Law, or (v) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall not, and shall cause its Subsidiaries not to:

(i)            (A) declare, set aside or pay any dividends (whether in cash, shares or property or any combination thereof) on, or make any other distribution in respect of any outstanding shares in the capital of, or other equity interests in, Parent or its Subsidiaries, except for dividends and distributions by a wholly owned Subsidiary of Parent to Parent or another Subsidiary of Parent, (B) split, combine or reclassify any shares in the capital of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Parent or any of its Subsidiaries, except in connection with an internal reorganization of Parent or any of its Subsidiaries, or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent or any Subsidiary of Parent, other than in the case of clause (C), in respect of any equity awards outstanding as of the date hereof or issued after the date hereof in accordance with this Agreement, in accordance with the terms of the Parent Equity Plan and applicable award agreements;

(ii)           offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any shares in the capital of, or other equity interests in, Parent or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such shares or equity interests, other than (A) the issuance of Parent Common Shares upon the vesting or lapse of any restrictions on any awards granted under the Parent Equity Plan and outstanding on the date hereof, (B) the grant of Parent Restricted Share Awards or Parent Performance Share Awards, in each case, under the Parent Equity Plan in the ordinary course of business consistent with past practice, and (C) issuances by a wholly owned Subsidiary of Parent of such Subsidiary’s shares or other equity interests to Parent or any other wholly owned Subsidiary of Parent;

(iii)          amend or propose to amend (A) Parent’s Organizational Documents or (B) the Organizational Documents of any of Parent’s Subsidiaries (other than, in each case, ministerial changes);

(iv)          (A) merge, consolidate, combine or amalgamate with any Person or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, other than in the case of clause (B) acquisitions or investments for which the consideration is less than $50,000,000 in the aggregate and acquisitions of inventory, equipment, materials, consumables or other similar assets in the ordinary course of business;

(v)           sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances) or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances) or otherwise dispose of, any portion of its assets or properties, other than (A) sales or dispositions for which the consideration is less than $100,000,000 in the aggregate (including non-operating working interests so long as they are not operated by the Company or any of its Subsidiaries), (B) sales, swaps, exchanges, transfers or dispositions among Parent and its wholly owned Subsidiaries or among wholly owned Subsidiaries of Parent, (C) sales or dispositions of obsolete or worthless equipment, inventory, materials or consumables, in the ordinary course of business consistent with past practice, (D) the sale of Hydrocarbons in the ordinary course of business consistent with past practice or (E) swaps of assets or property, which may include consideration of up to 10,000 net acres in the aggregate for all such swap transactions;

(vi)          authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries, other than such transactions among wholly owned Subsidiaries of Parent;

(vii)         change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Parent and its Subsidiaries, except a change to U.S. reporting standards or as required by IFRS or applicable Law;

(viii)        except to the extent undertaken in the ordinary course of business consistent with past practice: (A) make, change or revoke any Tax election (but excluding any election that must be made periodically and is made consistent with past practice), (B) change an annual Tax accounting period, (C) change any Tax accounting method, (D) file any amended Tax Return, (E) enter into any closing agreement with respect to Taxes, (F) settle or compromise any Proceeding regarding any Taxes, (G) surrender any right to claim a Tax refund or (H) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any Taxes (other than extensions of time to file Tax Returns), in each case, solely to the extent such action would reasonably be expected to have a material and adverse impact on Parent and its Subsidiaries following the Closing;

(ix)          (A) incur, create, assume, waive or release any Indebtedness or guarantee any such Indebtedness of another Person or (B) incur, create, assume, waive or release any Encumbrances on any property or assets of Parent or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict (y) the incurrence of Indebtedness (1) under the Parent Credit Facilities, so long as such borrowings under the Parent Credit Facilities are incurred in the ordinary course of business consistent with past practice or (2) in connection with the Financing (which for the avoidance of doubt shall include the incurrence of indebtedness in connection with the issuance of any senior notes or securities in lieu of any portion thereof) or (z) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clause (1) and clause (2);

(x)           waive, release, assign, settle, or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceedings (excluding any Proceeding in respect of Taxes (which shall be governed by Section 6.2(b)(viii)) or any Transaction Litigation (which shall be governed by Section 6.11)) except for consideration of no more than $5,000,000 individually or $25,000,000 in the aggregate, using fair market value for any non-cash consideration, on a basis that would not (A) prevent or materially delay consummation of the Company Merger or the Transactions, and (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Parent or its Subsidiaries or a finding or admission of a violation of Law;

(xi)          make or commit to make any capital expenditures that are in the aggregate greater than CAD $650,000,000 in the calendar year ended December 31, 2023, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures on an emergency basis or for the safety of individuals, assets or the environments in which individuals perform work for Parent and its Subsidiaries (provided that Parent shall notify the Company of any such emergency expenditure promptly);

(xii)         fail to use its reasonable best efforts to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Parent and its Subsidiaries at a level at least comparable to current levels (or current market terms) or otherwise in a manner inconsistent with past practice;

(xiii)        take any action that would or would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the Transactions; or

(xiv)        agree or commit to take any action that is prohibited by this Section 6.2(b).

Section 6.3            No Solicitation by the Company.

(a)            From and after the date of this Agreement and until the earlier of the Company Merger Effective Time and termination of this Agreement pursuant to Article VIII, the Company and its officers and directors will, will cause the Company’s Subsidiaries and their respective officers and directors to, and will use their reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries to, immediately cease, and cause to be terminated, any discussions or negotiations with any Person conducted heretofore by the Company or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Company Competing Proposal. The Company will immediately terminate any physical and electronic data access related to any potential Company Competing Proposal previously granted to such Persons.

(b)            From and after the date of this Agreement and until the earlier of the Company Merger Effective Time and termination of this Agreement pursuant to Article VIII, the Company and its officers and directors will not, will cause the Company’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries not to, directly or indirectly:

(i)            initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Competing Proposal;

(ii)           engage in, continue or otherwise participate in any discussions or negotiations with any Person with respect to, relating to, or in furtherance of a Company Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Competing Proposal;

(iii)          furnish any information regarding the Company or its Subsidiaries, or access to the properties, assets or employees of the Company or its Subsidiaries, to any Person in connection with or in response to any Company Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Competing Proposal;

(iv)          enter into any letter of intent or agreement in principle, or other agreement providing for a Company Competing Proposal (other than a confidentiality agreement as provided in Section 6.3(e)(ii) entered into in compliance with Section 6.3(e)(ii)); or

(v)           submit any Company Competing Proposal to the vote of the shareholders of the Company; provided, that notwithstanding anything to the contrary in this Agreement, the Company or any of its Representatives may, (A) in response to an unsolicited inquiry or proposal from a third party, seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes a Company Superior Proposal and (B) in response to an unsolicited inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 6.3 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(c)            From and after the date of this Agreement, the Company shall promptly (and in any event within 48 hours) notify Parent of the receipt by the Company (directly or indirectly) of any Company Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal made on or after the date of this Agreement, any request for information or data relating to the Company or any of its Subsidiaries made by any Person in connection with a Company Competing Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to a Company Competing Proposal (including the identity of such Person), and the Company shall provide to Parent promptly (and in any event within 48 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal made in writing provided to the Company or any of its Subsidiaries or (ii) if any such expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter, the Company shall (A) keep Parent reasonably informed, on a prompt basis (and in any event within 48 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and shall promptly (and in any event within 48 hours) apprise Parent of the status of any such discussions or negotiations and (B) provide to Parent as soon as practicable after receipt or delivery thereof (and in any event within 48 hours) copies of all material written correspondence and other material written materials provided to the Company or its Representatives from any Person with respect to a Company Competing Proposal.

(d)            Except as permitted by Section 6.3(e), the Company Board, or any committee thereof, and its officers and directors will not, and will cause the Company’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries not to, directly or indirectly:

(i)            withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to the Parent Parties, the Company Board Recommendation;

(ii)           fail to include the Company Board Recommendation in the Company Proxy Statement;

(iii)          approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Company Competing Proposal;

(iv)          publicly declare advisable or publicly propose to enter into, any confidentiality agreement, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.3(e)(ii) entered into in compliance with Section 6.3(e)(ii)) relating to a Company Competing Proposal (a “Company Alternative Acquisition Agreement”);

(v)           in the case of a Company Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Company Common Stock (other than by Parent or any of its Subsidiaries), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its shareholders on or prior to the earlier of (A) three (3) Business Days prior to the date of the Company Stockholders Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third Business Day prior to the date of the Company Stockholders Meeting) or (B) ten (10) business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

(vi)         if a Company Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Company Board Recommendation on or prior to the earlier of (A) five (5) Business Days after Parent so requests in writing or (B) three (3) Business Days prior to the date of the Company Stockholders Meeting (or promptly after announcement or disclosure of such Company Competing Proposal if announced or disclosed on or after the third Business Day prior to the date of the Company Stockholders Meeting); or

(vii)        cause or permit the Company to enter into a Company Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v), and (vi), a “Company Change of Recommendation”).

(e)           Notwithstanding anything in this Agreement to the contrary:

(i)            the Company Board may after consultation with its outside legal counsel, make such disclosures as the Company Board determines in good faith are necessary to comply with Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or other disclosure required to be made in the Company Proxy Statement by applicable U.S. federal securities Laws; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Company Board Recommendation, such disclosure shall be deemed to be a Company Change of Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 8.1(c)(i);

(ii)           prior to, but not after, the earlier of (1) the time the Company Support Agreement is executed and delivered in accordance with Section 6.5(a) (provided, however, that if Parent has failed to hold the Parent Shareholder Meeting for the purpose of obtaining the Parent Shareholder Approval no later than the 60th day following the date the Registration Statement is initially filed with the SEC then from and after the 61st day following the initial filing of the Registration Statement, the Support Agreement shall be deemed not to have been delivered for purposes of this clause (1)), and (2) the receipt of Company Stockholder Approval, the Company and its Representatives may engage in the activities prohibited by Section 6.3(b)(ii) or Section 6.3(b)(iii) with any Person if the Company receives a bona fide written Company Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement in breach of the obligations set forth in this Section 6.3; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 6.3(b) may be furnished until the Company receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of the Company that are no less favorable to the Company in the aggregate than the terms of the Confidentiality Agreement, as determined by the Company Board in good faith after consultation with its legal counsel (provided, further, that such confidentiality agreement does not contain provisions that prohibit the Company from providing any information to Parent in accordance with this Section 6.3 or that otherwise prohibits the Company from complying with the provisions of this Section 6.3), (B)  any such non-public information has previously been made available to, or is made available to, Parent prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 48 hours after) the time such information is made available to such Person, (C) prior to taking any such actions, the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that such Company Competing Proposal is, or would reasonably be expected to lead to, a Company Superior Proposal and (D) prior to taking such actions, the Company Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties owed by the Company Board to the shareholders of the Company under applicable Law;

(iii)          prior to, but not after, the earlier of (1) the time the Company Support Agreement is executed and delivered in accordance with Section 6.5(a) (provided, however, that if Parent has failed to hold the Parent Shareholder Meeting for the purpose of obtaining the Parent Shareholder Approval no later than the 60th day following the date the Registration Statement is initially filed with the SEC then from and after the 61st day following the initial filing of the Registration Statement, the Support Agreement shall be deemed not to have been delivered for purposes of this clause (1)), and (2) the receipt of Company Stockholder Approval, in response to a bona fide written Company Competing Proposal from a third party that was not solicited at any time following the execution of this Agreement in breach of the obligations set forth in this Section 6.3, if the Company Board so chooses, the Company Board may effect a Company Change of Recommendation if:

(A)            the Company Board determines in good faith after consultation with the Company’s financial advisors and outside legal counsel that such Company Competing Proposal is a Company Superior Proposal;

(B)             the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Company Change of Recommendation in response to such Company Superior Proposal would be inconsistent with the fiduciary duties owed by the Company Board to the shareholders of the Company under applicable Law;

(C)             the Company provides Parent written notice of such proposed action and the basis thereof five (5) Business Days in advance, which notice shall set forth in writing that the Company Board intends to consider whether to take such action and include a copy of the available proposed Company Competing Proposal and any applicable transaction and financing documents;

(D)            after giving such notice and prior to effecting such Company Change of Recommendation, the Company will make itself available to negotiate (and cause its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with Parent (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation in response thereto; and

(E)             at the end of the five (5) Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and determines in good faith (1) after consultation with the Company’s financial advisors and outside legal counsel, that the Company Competing Proposal remains a Company Superior Proposal and (2) after consultation with the Company’s outside legal counsel, that the failure to effect a Company Change of Recommendation in response to such Company Superior Proposal would be inconsistent with the fiduciary duties owed by the Company Board to the shareholders of the Company under applicable Law; provided, that in the event of any material amendment or material modification to any Company Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Company Superior Proposal shall be deemed material), the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(e)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iii) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original five (5) Business Day notice period; and

(iv)         prior to, but not after, the earlier of (1) the time the Company Support Agreement is executed and delivered in accordance with Section 6.5(a) (provided, however, that if Parent has failed to hold the Parent Shareholder Meeting for the purpose of obtaining the Parent Shareholder Approval no later than the 60th day following the date the Registration Statement is initially filed with the SEC then from and after the 61st day following the initial filing of the Registration Statement, the Support Agreement shall be deemed not to have been delivered for purposes of this clause (1)), and (2) the receipt of Company Stockholder Approval, in response to a Company Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by the Company, the Company may, if the Company Board so chooses, effect a Company Change of Recommendation if:

(A)            the Company Board determines in good faith after consultation with the Company’s financial advisors and outside legal counsel that a Company Intervening Event has occurred;

(B)             the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the fiduciary duties owed by the Company Board to the shareholders of the Company under applicable Law;

(C)             the Company provides Parent written notice of such proposed action and the basis thereof four (4) Business Days in advance, which notice shall set forth in writing that the Company Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Company Intervening Event;

(D)            after giving such notice and prior to effecting such Company Change of Recommendation, the Company will make itself available to negotiate (and cause its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with Parent (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation in response thereto; and

(E)             at the end of the four (4) Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and determines in good faith after consultation with the Company’s outside legal counsel, that the failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the fiduciary duties owed by the Company Board to the shareholders of the Company under applicable Law; provided, that in the event of any material changes regarding any Company Intervening Event, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iv) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original four (4) Business Day notice period.

(f)           During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Company Merger Effective Time and termination of this Agreement in accordance with Article VIII, the Company shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, that, notwithstanding any other provision in this Section 6.3, prior to, but not after, the earlier of (1) the time the Company Support Agreement is executed and delivered in accordance with Section 6.5(a) (provided, however, that if Parent has failed to hold the Parent Shareholder Meeting for the purpose of obtaining the Parent Shareholder Approval no later than the 60th day following the date the Registration Statement is initially filed with the SEC then from and after the 61st day following the initial filing of the Registration Statement, the Support Agreement shall be deemed not to have been delivered for purposes of this clause (1)), and (2) the time the Company Stockholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Company Board may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Company Competing Proposal, on a confidential basis, to the Company Board and communicate such waiver to the applicable third party; provided, however, that the Company shall advise Parent at least two (2) Business Days prior to taking such action.

(g)           Notwithstanding anything to the contrary in this Section 6.3, any action, or failure to take action, that is taken by or at the direction of a director or officer of the Company or any of its Subsidiaries in violation of this Section 6.3 shall be deemed to be a breach of this Section 6.3 by the Company.

Section 6.4           No Solicitation by Parent.

(a)           From and after the date of this Agreement and until the earlier of the Company Merger Effective Time and termination of this Agreement pursuant to Article VIII, Parent and its officers and directors will, will cause Parent’s Subsidiaries and their respective officers and directors to, and will use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries to, immediately cease, and cause to be terminated, any discussions or negotiations with any Person conducted heretofore by Parent or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Parent Competing Proposal. Parent will immediately terminate any physical and electronic data access related to any potential Parent Competing Proposal previously granted to such Persons.

(b)           From and after the date of this Agreement and until the earlier of the Company Merger Effective Time and termination of this Agreement pursuant to Article VIII, Parent and its officers and directors will not, will cause Parent’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries not to, directly or indirectly:

(i)            initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Competing Proposal;

(ii)           engage in, continue or otherwise participate in any discussions or negotiations with any Person with respect to, relating to, or in furtherance of a Parent Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Competing Proposal;

(iii)          furnish any information regarding Parent or its Subsidiaries, or access to the properties, assets or employees of Parent or its Subsidiaries, to any Person in connection with or in response to any Parent Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Competing Proposal;

(iv)          enter into any letter of intent or agreement in principle, or other agreement providing for a Parent Competing Proposal (other than a confidentiality agreement as provided in Section 6.4(e)(ii) entered into in compliance with Section 6.4(e)(ii); or

(v)          submit any Parent Competing Proposal to the vote of the shareholders of Parent; provided, that notwithstanding anything to the contrary in this Agreement, Parent or any of its Representatives may, (A) in response to an unsolicited inquiry or proposal from a third party, seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes a Parent Superior Proposal and (B) in response to an unsolicited inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 6.4 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(c)           From and after the date of this Agreement, Parent shall promptly (and in any event within 48 hours) notify the Company of the receipt by Parent (directly or indirectly) of any Parent Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal made on or after the date of this Agreement, any request for information or data relating to Parent or any of its Subsidiaries made by any Person in connection with a Parent Competing Proposal or any request for discussions or negotiations with Parent or a Representative of Parent relating to a Parent Competing Proposal (including the identity of such Person), and Parent shall provide to the Company promptly (and in any event within 48 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal made in writing provided to Parent or any of its Subsidiaries or (ii) if any such expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter, Parent shall (A) keep the Company reasonably informed, on a prompt basis (and in any event within 48 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and shall promptly (and in any event within 48 hours) apprise the Company of the status of any such discussions or negotiations and (B) provide to the Company as soon as practicable after receipt or delivery thereof (and in any event within 48 hours) copies of all material written correspondence and other material written materials provided to Parent or its Representatives from any Person with respect to a Parent Competing Proposal.

(d)           Except as permitted by Section 6.4(e), the Parent Board, or any committee thereof, and its officers and directors will not, and will cause Parent’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries not to, directly or indirectly:

(i)            withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to the Company, the Parent Board Recommendation;

(ii)           fail to include the Parent Board Recommendation in the Parent Circular;

(iii)          approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Parent Competing Proposal that does not constitute a Parent Superior Proposal approved in accordance with Section 6.4(e);

(iv)        publicly declare advisable or publicly propose to enter into, any confidentiality agreement, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.4(e)(ii) entered into in compliance with Section 6.4(e)(ii) relating to a Parent Competing Proposal that does not constitute a Parent Superior Proposal approved in accordance with Section 6.4(e) (a “Parent Alternative Acquisition Agreement”);

(v)          in the case of a Parent Competing Proposal that is structured as a take-over bid under National Instrument 62-104 – Take-Over Bids and Issuer Bids of the Canadian Securities Regulators for outstanding Parent Common Shares (other than by the Company or any of its Subsidiaries), fail to recommend, in a directors’ circular or other disclosure document, against acceptance of such take-over bid by its shareholders on or prior to the earlier of (A) three (3) Business Days prior to the date of the Parent Shareholder Meeting (or promptly after commencement of such take-over bid if commenced on or after the third Business Day prior to the date of the Parent Shareholder Meeting) or (B) fifteen (15) calendar days after such take-over bid;

(vi)         if a Parent Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Parent Board Recommendation on or prior to the earlier of (A) five (5) Business Days after the Company so requests in writing or (B) three (3) Business Days prior to the date of the Parent Shareholder Meeting (or promptly after announcement or disclosure of such Parent Competing Proposal if announced or disclosed on or after the third Business Day prior to the date of the Parent Shareholder Meeting); or

(vii)        cause or permit Parent to enter into a Parent Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v), and (vi), a “Parent Change of Recommendation”).

(e)           Notwithstanding anything in this Agreement to the contrary:

(i)            the Parent Board may after consultation with its outside legal counsel, make such disclosures as the Parent Board determines in good faith are necessary to comply with (i) Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or other disclosure required to be made in the Parent Circular by applicable U.S. federal securities Laws or (ii) National Instrument 62-104 - Take-Over Bids and Issuer Bids of the Canadian Securities Regulators, the ABCA and applicable Canadian Securities Laws, including with respect to a Parent Competing Proposal that does not constitute a Parent Superior Proposal as a result of clause (iii) of the definition of such term; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Parent Board Recommendation, such disclosure shall be deemed to be a Parent Change of Recommendation and the Company shall have the right to terminate this Agreement as set forth in Section 8.1(d); provided that a communication by the Parent Board with respect to a Parent Competing Proposal that does not constitute a Parent Superior Proposal as a result of clause (iii) of the definition of such term shall not constitute a withdrawal or adverse modification of the Parent Board Recommendation if such communication is limited to a description of such Parent Competing Proposal, its terms and conditions and other related information the Parent Board, after consultation with its outside legal counsel, determines in good faith is necessary to comply with its fiduciary duties under applicable law and concurrently therewith, the Parent Board publicly reaffirms the Parent Board Recommendation;

(ii)           Parent and its Representatives may engage in the activities prohibited by Section 6.4(b)(ii) or Section 6.4(b)(iii) with any Person if Parent receives a bona fide written Parent Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement in breach of the obligations set forth in this Section 6.4; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 6.4(b) may be furnished until Parent receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of Parent that are no less favorable to Parent in the aggregate than the terms of the Confidentiality Agreement, as determined by the Parent Board in good faith after consultation with its legal counsel (provided, further, that such confidentiality agreement does not contain provisions that prohibit Parent from providing any information to Parent in accordance with this Section 6.4 or that otherwise prohibits Parent from complying with the provisions of this Section 6.4), (B) any such non-public information has previously been made available to, or is made available to, Parent prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 48 hours) after) the time such information is made available to such Person, (C) prior to taking any such actions, the Parent Board determines in good faith, after consultation with Parent’s financial advisors and outside legal counsel, that such Parent Competing Proposal is, or would reasonably be expected to lead to, a Parent Superior Proposal and (D) prior to taking such actions, the Parent Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties of the Parent Board under applicable Law;

(iii)          in response to a bona fide written Parent Competing Proposal from a third party that was not solicited at any time following the execution of this Agreement in breach of the obligations set forth in this Section 6.4, if the Parent Board determines in good faith after consultation with Parent’s financial advisors and outside legal counsel that such Parent Competing Proposal is a Parent Superior Proposal, then Parent may, upon written notice of such proposed action and the basis thereof five (5) Business Days in advance to the Company, enter into a definitive agreement with respect to a Parent Superior Proposal; and

(iv)         prior to, but not after, the receipt of the Parent Shareholder Approval, in response to a Parent Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by Parent, Parent may, if the Parent Board so chooses, effect a Parent Change of Recommendation (only of the type contemplated by Section 6.4(d)(i) or Section 6.4(d)(ii)) if:

(A)            the Parent Board determines in good faith after consultation with Parent’s financial advisors and outside legal counsel that a Parent Intervening Event has occurred;

(B)             the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Parent Change of Recommendation in response to such Parent Intervening Event would be inconsistent with the fiduciary duties of the Parent Board under applicable Law;

(C)             Parent provides the Company written notice of such proposed action and the basis thereof four (4) Business Days in advance, which notice shall set forth in writing that the Parent Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Parent Intervening Event;

(D)            after giving such notice and prior to effecting such Parent Change of Recommendation, Parent will make itself available to negotiate (and cause its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with the Company (to the extent the Company wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Parent Board not to effect a Parent Change of Recommendation in response thereto; and

(E)             at the end of the four (4) Business Day period, prior to taking action to effect a Parent Change of Recommendation, the Parent Board takes into account any adjustments or revisions to the terms of this Agreement proposed by the Company in writing and any other information offered by the Company in response to the notice, and determines in good faith after consultation with Parent’s outside legal counsel, that the failure to effect a Parent Change of Recommendation in response to such Parent Intervening Event would be inconsistent with the fiduciary duties of the Parent Board under applicable Law; provided, that in the event of any material changes regarding any Parent Intervening Event, Parent shall be required to deliver a new written notice to the Company and to comply with the requirements of this Section 6.4(e) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.4(e) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original four (4) Business Day notice period.

(f)            During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Company Merger Effective Time and termination of this Agreement in accordance with Article VIII, Parent shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, that, notwithstanding any other provision in this Section 6.4, prior to, but not after, the time the Parent Shareholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Parent Board may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Parent Competing Proposal, on a confidential basis, to the Parent Board and communicate such waiver to the applicable third party; provided, however, that Parent shall advise the Company at least two (2) Business Days prior to taking such action.

(g)           Notwithstanding anything to the contrary in this Section 6.4, any action, or failure to take action, that is taken by or at the direction of a director or officer of Parent or any of its Subsidiaries in violation of this Section 6.4 shall be deemed to be a breach of this Section 6.4 by Parent.

Section 6.5           Company Support Agreement; Preparation of Registration Statement, Company Proxy Statement and Parent Circular.

(a)           The Company will use its reasonable best efforts to cause the Company Class B Holders to execute and deliver to Parent the Company Support Agreement not later than the Support Agreement Deadline. If the Company Support Agreement is not executed and delivered in accordance with this Section 6.5(a) by the Support Agreement Deadline (a “Company Support Agreement Failure”), Parent shall have the right to terminate this Agreement as set forth in Section 8.1(c)(ii).

(b)           Parent will promptly furnish to the Company such data and information relating to it, its Subsidiaries (including Merger Sub following its formation) and its shareholders, as the Company may reasonably request for the purpose of including such data and information in the Company Proxy Statement and any amendments or supplements thereto. The Company will promptly furnish to Parent such data and information relating to it, its Subsidiaries and the holders of its capital stock, as Parent may reasonably request for the purpose of including such data and information in the Registration Statement, the Parent Circular and any amendments or supplements thereto.

(c)           Promptly following the date hereof, the Company and Parent shall cooperate in preparing and shall use their respective reasonable best efforts to cause to be filed with the SEC, the Canadian Securities Regulators and the TSX, as applicable, as promptly as practicable following the execution of this Agreement, a mutually acceptable (A) Company Proxy Statement relating to matters to be submitted to the holders of the Company Common Stock at the Company Stockholders Meeting, (B) Parent Circular relating to matters to be submitted to holders of Parent Common Shares at the Parent Shareholder Meeting and (C) Registration Statement (of which the Company Proxy Statement will be a part). The Company shall use reasonable best efforts to cause the Registration Statement and the Company Proxy Statement to comply as to form and substance in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and the rules and regulations thereunder and to respond as promptly as practicable to any comments of the SEC or its staff. Parent shall use its reasonable best efforts to cause the Parent Circular to comply as to form and substance in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder and of applicable Canadian Securities Laws and to respond as promptly as practicable to any comments of the SEC, Canadian Securities Regulators or TSX or their staff. Parent and the Company shall use reasonable best efforts to cause the Registration Statement to become effective under the Securities Act promptly after the filing thereof and to keep the Registration Statement effective as long as is necessary to consummate the Company Merger. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC, Canadian Securities Regulators or TSX, as applicable, for amendment of the Company Proxy Statement, the Registration Statement or the Parent Circular or comments thereon and responses thereto or any request by the SEC, Canadian Securities Regulators or TSX, as applicable, for additional information, and Parent and the Company shall jointly prepare any response to such comments or requests, and shall provide each other with copies of all correspondence that is provided by or on behalf of it, on one hand, and by the SEC or the TSX, as applicable, on the other hand. The Company shall use its reasonable best efforts to resolve all SEC comments with respect to the Company Proxy Statement as promptly as reasonably practicable after receipt thereof, and Parent shall use its reasonable best efforts to resolve any comments from the SEC or the TSX with respect to the Parent Circular or the Registration Statement, as applicable. Each of Parent and the Company agrees to permit the other (in each case, to the extent practicable), and their respective counsels, to participate in all meetings and conferences with the SEC, Canadian Securities Regulators or the TSX, as applicable. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or filing or mailing the Company Proxy Statement and the Parent Circular (or any amendment or supplement thereto) or responding to any comments of the SEC, the Canadian Securities Regulators or the TSX, as applicable, with respect thereto, each of the Company and Parent will (A) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (B) include in such document or response all comments reasonably and promptly proposed by the other and (C) not file or mail such document or respond to the SEC, the Canadian Securities Regulators or the TSX prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.

(d)           Parent and the Company shall make all necessary filings with respect to the Company Merger and the Transactions under the Securities Act, the Exchange Act, applicable Canadian Securities Laws, applicable blue sky laws and the rules and regulations thereunder and the rules and regulations of the NYSE, NASDAQ and TSX, as applicable. Each Party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop or cease-trade order, or the suspension of the qualification of the Parent Common Shares issuable in connection with the Company Merger for offering or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop or cease-trade order or suspension lifted, reversed or otherwise terminated.

(e)           If at any time prior to the Company Merger Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement, the Company Proxy Statement or the Parent Circular, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company and the shareholders of Parent.

Section 6.6           Stockholders Meetings.

(a)           The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold the Company Stockholders Meeting for the purpose of obtaining the Company Stockholder Approval, to be held as promptly as practicable following the clearance of the Company Proxy Statement by the SEC and the Registration Statement being declared effective by the SEC. Unless there has been a Company Change of Recommendation in accordance with Section 6.3, the Company Board shall recommend that the stockholders of the Company approve Agreement, including the related Plan of Merger, at the Company Stockholders Meeting and the Company Board shall solicit from stockholders of the Company proxies in favor of the approval of this Agreement, including the related Plan of Merger, and the Transactions, and the Company Proxy Statement shall include the Company Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone the Company Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Company Proxy Statement is provided to the Company’s stockholders or (B) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting and (ii) may adjourn or postpone the Company Stockholders Meeting if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Company Stockholders Meeting shall not be adjourned or postponed to a date that is more than fifteen (15) Business Days after the immediately preceding date for which the meeting was previously scheduled (it being understood that such Company Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Company Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after three (3) Business Days prior to the Outside Date. If requested by Parent, the Company shall promptly provide Parent with all voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Parent reasonably informed regarding the status of the solicitation and any material oral or written communications from or to the Company’s shareholders with respect thereto. Unless there has been a Company Change of Recommendation in accordance with Section 6.3, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of Company’s shareholders or any other Person to prevent the Company Stockholder Approval from being obtained. Once the Company has established a record date for the Company Stockholders Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholders Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment of the Company Stockholders Meeting permitted hereunder.

(b)           Parent shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Parent to duly give notice of, convene and hold the Parent Shareholder Meeting for the purpose of obtaining the Parent Shareholder Approval, to be held as promptly as practicable following the date hereof and in no event later than the 45th day following the date the Registration Statement is initially filed with the SEC. Unless there has been a Parent Change of Recommendation in accordance with Section 6.4(e), the Parent Board shall recommend that the shareholders of Parent approve the Parent Share Issuance, mail the Parent Circular to the shareholders of Parent and such other persons as required by the ABCA and solicit from shareholders of Parent proxies in favor of the Parent Share Issuance, and the Parent Circular shall include the Parent Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Parent (i) may adjourn or postpone the Parent Shareholder Meeting (A) to allow Parent to provide the Parent's shareholders with any supplement or amendment to the Parent Circular that is determined to be necessary by the Parent, acting reasonably, to comply with its fiduciary duties under the ABCA and/or to provide Parent's shareholders with full, true and plain disclosure of all material facts relating to the Transactions and to ensure the Parent Circular does not contain a misrepresentation (as defined under the Securities Act (Alberta)), including to provide any material disclosure anticipated to be contained in the final Registration Statement and that was not disclosed in the Parent Circular or (B) if, as of the time for which the Parent Shareholder Meeting is scheduled, there are insufficient Parent Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Shareholder Meeting and (ii) may adjourn or postpone the Parent Shareholder Meeting if, as of the time for which the Parent Shareholder Meeting is scheduled, there are insufficient Parent Common Shares represented (either in person or by proxy) to obtain the Parent Shareholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Parent Shareholder Meeting shall not be adjourned or postponed to a date that is more than fifteen (15) Business Days after the immediately preceding date for which the meeting was previously scheduled (it being understood that such Parent Shareholder Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Parent Shareholder Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Parent Shareholder Meeting shall not be adjourned or postponed to a date on or after three (3) Business Days prior to the Outside Date. If requested by the Company, Parent shall promptly provide the Company with all voting tabulation reports relating to the Parent Shareholder Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep the Company reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Parent’s shareholders with respect thereto. Unless there has been a Parent Change of Recommendation in accordance with Section 6.4(e), the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of Parent’s shareholders or any other Person to prevent the Parent Shareholder Approval from being obtained. Once Parent has established a record date for the Parent Shareholder Meeting, Parent shall not change such record date or establish a different record date for the Parent Shareholder Meeting without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment of the Parent Shareholder Meeting permitted hereunder.

(c)           The Parties shall cooperate and keep each other informed with respect to the determination of the date for the Company Stockholders Meeting and the Parent Shareholder Meeting and of the record date for each such meeting.

(d)           Without limiting the generality of the foregoing, unless this Agreement shall have been terminated pursuant to Article VIII, each of the Company and Parent agrees that its obligations to call, give notice of, convene and hold the Company Stockholders Meeting and the Parent Shareholder Meeting, as applicable, pursuant to this Section 6.6 shall not be affected by the making of a Company Change of Recommendation or a Parent Change of Recommendation, as applicable, and its obligations pursuant to this Section 6.6 shall not be affected by the commencement, announcement, disclosure, or communication to the Company or Parent, as applicable, of any Company Competing Proposal or Parent Competing Proposal or other proposal (including, with respect to the Company, a Company Superior Proposal or with respect to Parent, a Parent Superior Proposal) or the occurrence or disclosure of any Company Intervening Event or Parent Intervening Event.

(e)           Following the execution of this Agreement by Merger Sub, Parent shall cause the adoption of this Agreement by Parent or the applicable wholly owned Subsidiary of Parent, in its capacity as the sole owner of the equity interests of Merger Sub and in accordance with applicable Law and the Organizational Documents of Merger Sub, and deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement.

Section 6.7           Access to Information.

(a)           Subject to applicable Law and the other provisions of this Section 6.7, the Company and Parent each shall (and shall cause its Subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers, shareholders and stockholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with the Company Proxy Statement, the Parent Circular, the Registration Statement, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions. Each Party shall, and shall cause each of its Subsidiaries to, afford to the other Party and its Representatives, during the period prior to the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to the terms of Section 8.1, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of such Party and its Subsidiaries and to their books, records, Contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to the other Party and its Representatives such information concerning its and its Subsidiaries’ business, properties, Contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the other Party. Each Party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other Party or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the other Party and its Subsidiaries of their normal duties. Notwithstanding the foregoing:

(i)            No Party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information, as applicable, to the other Party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information, as applicable, is prohibited by applicable Law or an existing Contract or agreement (provided, however, the Company or Parent, as applicable, shall inform the other Party as to the general nature of what is being withheld and the Company and Parent shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required Consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege);

(ii)           No Party shall have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other personnel information that in the other Party’s good faith opinion the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability;

(iii)          Each Party shall not be permitted to conduct any invasive or intrusive sampling or analysis (commonly known as a “Phase II”) of any environmental media or building materials at any facility of the other Party or its Subsidiaries without the prior written consent of the other Party (which may be granted or withheld in such other Party’s sole discretion); and

(iv)         No investigation or information provided pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by any Party and no Party shall, and each Party shall cause their respective Representatives to not, use any information obtained pursuant to this Section 6.7 for any purpose unrelated to the evaluation, negotiation or consummation of the Transactions.

(b)           (i) The Confidentiality Agreement dated as of November 18, 2022 between Parent and the Company and (ii) the Confidentiality Agreement dated as of December 27, 2022 between Parent and the Company (together, the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder. All information provided to any Party or its Representative pursuant to or in connection with this Agreement is deemed to be “Confidential Information” as defined under the Confidentiality Agreement. From and after the date of this Agreement until the earlier of the Company Merger Effective Time and termination of this Agreement in accordance with Article VIII, each Party shall continue to provide access to the other Party and its Representatives to the electronic data room relating to the Transactions maintained by or on behalf of it to which the other Party and its Representatives were provided access prior to the date of this Agreement.

Section 6.8           Reasonable Best Efforts; HSR and Other Approvals.

(a)           Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article VI, upon the terms and subject to the conditions set forth in this Agreement (including Section 6.3 and Section 6.4), each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, promptly, the Company Merger and the other Transactions.

(b)           In furtherance of the foregoing, Parent and the Company shall use their reasonable best efforts to (i) promptly prepare and file all forms, notifications, declarations, registrations, notices and other submissions required to be filed with any Governmental Entity or with the NYSE, NASDAQ or TSX prior to the consummation of the Transactions, (ii) obtain (and cooperate with each other in obtaining) any Consent, clearance, authorization, order or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information and documentary material required or requested under the HSR Act or any other Antitrust Laws) required to be obtained or made by Parent, the Company or any of their respective Subsidiaries in connection with or that are necessary to consummate the Transactions and (iii) defend any Proceedings challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed. Notwithstanding the foregoing or anything to the contrary in this Agreement, in no event shall the Company, Parent or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, Consent or waiver to effectuate the Transactions (except, for greater certainty, with respect to any customary filing fees payable to the SEC, Canadian Securities Regulators, NYSE, NASDAQ or TSX in connection with the Transactions). In the event that any litigation, administrative or judicial action or other proceeding is commenced challenging the Transactions, the Parties shall cooperate with each other and use their respective reasonable best efforts to contest and resist any such litigation, action or Proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions. Additionally, Parent and the Company shall not enter into any agreement, transaction, or any agreement to effect any transaction (including any merger or acquisition) that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any Consent, clearance, authorization, order or approval from any Governmental Entity necessary to be obtained prior to Closing. To the extent that transfers of any permits issued by any Governmental Entity are required as a result of the execution of this Agreement or the consummation of the Transactions, the Parties shall use reasonable best efforts to effect such transfers.

(c)           Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining all required Consents, clearances, authorizations, orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 6.8. In that regard, each Party shall promptly consult with the other Party to this Agreement with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other Party (or its counsel) copies of), all filings, notices or other submissions made by such Party with any Governmental Entity or any other information supplied by such Party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Transactions. Each Party shall promptly inform the other Party, and if in writing, furnish the other Party with copies of (or, in the case of oral communications, advise the other Party orally of) any material communication from any Governmental Entity regarding the Transactions, and permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any proposed written or oral communication with any such Governmental Entity. If either Party or any Representative of such Party receives a request for additional information or documentary material from any Governmental Entity with respect to the Transactions, then such Party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other Party, an appropriate response in substantial compliance with such request. Neither Parent nor the Company shall participate in any meeting or teleconference with any Governmental Entity where material issues would be reasonably expected to be discussed in connection with this Agreement and the Transactions unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat. The materials provided pursuant to this Section 6.8 may be redacted (i) to remove references concerning the valuation of the Company, Parent, the Transaction or other confidential or competitively sensitive information, (ii) as necessary to comply with contractual requirements and (iii) as necessary to address reasonable privilege waiver risks.

(d)           The Company and Parent shall file promptly (but in any event no later than ten (10) Business Days after the date of this Agreement) the notification and report forms required under the HSR Act. In the event that the Parties receive a request for information or documentary material pursuant to the HSR Act (a “Second Request”), the Parties will use their respective reasonable best efforts to respond to such Second Request promptly, and counsel for both Parties will closely cooperate during the entirety of any such Second Request review process; provided, however, the final determination as to the appropriate course of action shall be made by Parent after consulting with the Company in advance and in good faith taking the Company’s views into account.

(e)           Notwithstanding anything to the contrary in this Agreement, the best efforts contemplated by this Section 6.7 shall not include: (i) selling, divesting, transferring, licensing or otherwise disposing of any assets or businesses of the Company or any of its Subsidiaries (or interests held by the Company or any of its Subsidiaries); (ii) agreeing to behavioral, conduct, ownership and operational limitations on, including actions and agreements that would limit the freedom of action with respect to, or the ability to own or operate, any assets or businesses of the Company or any of its Subsidiaries (or interests held by the Company or any of its Subsidiaries); (iii) creating, terminating, modifying, transferring or taking any other action with respect to any relationships, agreements and contractual rights and obligations of the Company or any of its Subsidiaries; (iv) taking any other action that limits or affects the Company’s or its Subsidiaries’ freedom of action; and (v) agreeing to any other remedy, commitment or condition of any kind (and, in each case, entering into agreements or stipulating to the entry of an order or decree or filing appropriate applications with any Antitrust Authority in connection with any of the foregoing, with respect to the Company or its Subsidiaries or its or their businesses or assets; provided, however, that notwithstanding anything herein to the contrary, any such action, at the discretion of Parent, may be conditioned upon consummation of the Transactions; provided, further, however, that Parent shall not be required to take any action, or agree to any condition or limitation if such actions, conditions and limitations, in the aggregate, would or would reasonably be expected to have a Company Material Adverse Effect following the Closing) to ensure that no Governmental Entity enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any Law or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Transactions, or to ensure that no Antitrust Authority with the authority to clear, authorize or otherwise approve the consummation of the Transactions, fails to do so by the Outside Date.

Section 6.9           Employee Matters.

(a)           Parent agrees that for a period of 12 months following the Company Merger Effective Time (or, if an applicable employee’s employment earlier terminates, through such date of termination) (the “Continuation Period”), and subject to the last sentence of this Section 6.9(a), Parent shall, or shall cause the applicable Subsidiary of Parent to, provide each employee of the Company and its Subsidiaries who is an employee of the Company and its Subsidiaries immediately prior to the Closing and who continues in employment with Parent following the Closing (each, a “Continuing Employee”): (i) base salary or hourly wage rate, as applicable, and a target annual cash bonus opportunity, (ii) severance and termination benefits that are no less favorable than those applicable to such Continuing Employee (if applicable) immediately before the Company Merger Effective Time, and which severance and termination benefits are set forth in Schedule 6.9(a)(i) of the Company Disclosure Letter and (iii) employee benefits (excluding severance and termination benefits, defined benefit pension, post-employment health and welfare benefits, and change of control, retention or other one-off awards (collectively, “Excluded Benefits”)) that are (A) substantially the same in the aggregate to the compensation and employee benefits to which such Continuing Employee was entitled immediately prior to the Company Merger Effective Time, (B) substantially the same in the aggregate to the compensation and employee benefits provided to similarly-situated employees employed by Parent or any of its Subsidiaries, or (C) a combination of the foregoing. For the avoidance of doubt, nothing in this Section 6.9(a) shall prevent Parent or any of its Subsidiaries from converting the method of payment for any Continuing Employee from salaried to an hourly basis or vice versa. Parent hereby acknowledges that the transactions contemplated by this Agreement shall constitute a “change in control,” “change of control” or term or concept of similar import of the Company and its Subsidiaries under the terms of the Company Benefit Plans. From and after the Company Merger Effective Time, the Surviving Corporation shall honor all obligations and rights under the Company Benefit Plans in accordance with their terms and under all employment, severance, change in control, retention and other agreements, if any, between the Company (or a Subsidiary thereof) and a Continuing Employee, including, but not limited to, those Company Benefit Plans set forth on Schedule 6.9(a)(ii) of the Company Disclosure Letter, it being understood that the foregoing shall not be construed to limit any amendments or terminations otherwise permitted by the terms of the applicable arrangements.

(b)           From and after the Company Merger Effective Time, Parent shall, or shall cause the Surviving Corporation and its respective Subsidiaries to, take reasonable best efforts to credit the Continuing Employees for purposes of vesting, eligibility, severance and benefit accrual under any Employee Benefit Plan (other than for any purposes with respect to any “defined benefit plan” as defined in Section 3(35) of ERISA, retiree medical benefits or disability benefits, equity or equity based award granted after the Company Merger Effective Time or nonqualified deferred compensation plans) in which the Continuing Employees participate, for such Continuing Employees’ service with the Company and its Subsidiaries to the same extent and for the same purposes that such service was taken into account under a corresponding Company Benefit Plan in effect immediately prior to the Closing Date, to the extent that such credit does not result in duplicate benefits or compensation.

(c)           The Parties shall, or shall cause the Surviving Corporation and its Subsidiaries, to use reasonable best efforts to (i) waive any limitation on health coverage of any Continuing Employees or any of their covered, eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements and requirements to show evidence of good health under any Employee Benefit Plan in which the Continuing Employees participate to the extent such Continuing Employee or eligible dependents are covered under an analogous Company Benefit Plan immediately prior to the Closing Date, and such conditions, periods or requirements are satisfied or waived under such Company Benefit Plan, and (ii) give each Continuing Employee credit for the plan year in which the Closing Date occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing Date for which payment has been made, in each case, to the extent permitted by the applicable insurance plan provider and only to the extent such deductibles or limits for medical expenses were satisfied or did not apply under the analogous Company Benefit Plan in effect immediately prior to the Closing Date.

(d)           Prior to the Closing Date, if requested by Parent in writing at least three (3) days before the Closing, the Company shall cause the Company and its Subsidiaries to take all necessary and appropriate actions to cause (i) each Company Benefit Plan intended to be qualified under Section 401(a) of the Code (the “Company 401(k) Plan”) to be terminated and (ii) all participants to cease participating under the Company 401(k) Plan, in each case, effective no later than the Business Day preceding the Closing Date; provided, however, that such actions may be contingent upon Closing. The Company shall provide Parent with an advance copy of all documentation necessary to effect this Section 6.9(d) and a reasonable opportunity to comment thereon prior to the adoption or execution thereof. In the event the Company 401(k) Plan is terminated as set forth in the preceding sentence, as soon as administratively practicable following the Company Merger Effective Time, Parent shall take any and all reasonable actions as may be reasonably required, including amendments to a defined contribution retirement plan intended to be qualified under Section 401(a) of the Code designated by Parent (the “Parent 401(k) Plan”) to (A) cause the Parent 401(k) Plan to accept any “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) in the form of cash in an amount equal to the full account balance distributed or distributable to such Continuing Employee from the Company 401(k) Plan to the Parent 401(k) Plan, including any outstanding loans and (B) cause each Continuing Employee to become a participant in the Parent 401(k) Plan as of the Closing Date (subject to any applicable eligibility requirements, but giving effect to the service crediting provisions of Section 6.9(b)).

(e)           On the regularly-scheduled payment date for annual bonuses under the Company’s short-term cash incentive plan for the 2022 calendar year (the “2022 Bonus Plan”), the Company shall pay each employee participating in the 2022 Bonus Plan that remains employed with the Company and its Subsidiaries through such date, an amount equal to (i) 50% multiplied by (ii) 135% of such employee’s target annual bonus in respect of calendar year 2022 (the amount in this clause (ii), the “2022 Bonus”). Within five (5) Business Days following the Closing Date, Parent shall, or shall cause the Surviving Corporation and its respective Subsidiaries to, pay each Company Employee who participated in the 2022 Bonus Plan and who remains employed through the Closing Date and (x) who continues in employment with Parent following the Closing or (y) who undergoes an Involuntary Termination (as defined below) on the Closing Date at the direction of Parent, an amount equal to 50% of the 2022 Bonus. For the avoidance of doubt, the payments described in this Section 6.9(e) shall be in lieu of, and shall not be in addition to, any other payment under the 2022 Bonus Plan. Following the date of this Agreement, the Company Board (or if appropriate, any committee thereof administering the 2022 Bonus Plan) shall pass any necessary resolutions or take any other required action in order to effect the foregoing provisions of this Section 6.9(e). The Company shall provide Parent with copies of any such resolutions or other applicable documentation (including communications to employees) prior to approval by the Company Board (or the appropriate committee thereof, as applicable), communication to employees, or other applicable action (as applicable), and shall consider in good faith any reasonable comments provided by Parent thereon.

(f)            Continuing Employees who were eligible to participate in the Company’s short-term cash incentive plan for the 2023 calendar year (the “2023 Bonus Plan” and each such Continuing Employee, a “Participating Employee”) shall cease participation in the 2023 Bonus Plan and shall commence participation in Parent’s short-tern cash incentive program for the 2023 calendar year (the “Parent 2023 Bonus Program”), in each case, effective as of the Company Merger Effective Time. In the event that a Participating Employee experiences an Involuntary Termination (a “Separated Participant”) (the date of such Separated Participant’s termination of employment, the “Participant’s Separation Date”) prior to the regularly scheduled payment date for annual bonuses under the Parent 2023 Bonus Program, solely to the extent that such Participating Employee is not already entitled to a prorated annual cash incentive payment pursuant to an existing Severance Arrangement (as defined in Schedule 6.9(a) of the Company Disclosure Letter), Parent shall pay, or shall cause the Surviving Corporation to pay, to such Separated Participant, an amount in cash equal to the Separated Participant’s annual cash incentive payment with respect to the 2023 calendar year, (i) based on Parent’s assessment of performance through the Participant’s Separation Date and (ii) prorated for the number of days that have elapsed in such calendar year through and including the Participant’s Separation Date, within thirty (30) days following such Participant’s Separation Date. “Involuntary Termination” means termination of such Participating Employee’s employment by the Company or its Affiliates without “Cause” (as defined in the Company Equity Plan). With respect to any Company Employee (i) who was eligible to participate in the 2023 Bonus Plan and (ii) whose employment is terminated in an Involuntary Termination on the Closing Date at the direction of Parent, solely to the extent that such Company Employee is not already entitled to a prorated annual cash incentive payment pursuant to an existing Severance Arrangement (as defined in Schedule 6.9(a) of the Company Disclosure Letter), Parent shall, or shall cause the Surviving Corporation and its respective Subsidiaries to, pay each such Company Employee, an amount in cash equal to such Company Employee’s target annual cash incentive payment with respect to the 2023 calendar year, prorated for the number of days that have elapsed in such calendar year through and including the Closing Date, within thirty (30) days following the Closing Date.

(g)           As soon as practicable following the Closing, each Continuing Employee (other than Continuing Employees who are only expected to remain employed for a transition period of six (6) months or less) shall be eligible to receive an annual equity grant pursuant to the Parent Equity Plan with equivalent grant date fair value to the grant such employee would have received had such employee been employed by Parent as of January 1, 2023 (and in no event shall such grant date fair value be less than the grant date fair value of such employee’s 2023 long-term incentive plan target, as provided to Parent by the Company), subject to the same terms and conditions as similarly situated employees of Parent.

(h)           Following the date of this Agreement and prior to the Closing Date, Parent shall, or shall cause its applicable Subsidiary to, adopt a severance plan with the terms set forth on Schedule 6.9(h) of the Parent Disclosure Letter. Parent shall provide the Company with a copy of such severance plan and shall consider in good faith any reasonable comments provided by the Company thereon.

(i)            Nothing in this Agreement shall constitute an establishment or termination of, or an amendment to, or be construed as establishing, terminating or amending, any Parent Benefit Plan, Company Benefit Plan or other Employee Benefit Plan sponsored, maintained or contributed to by Parent, the Company or any of their respective Subsidiaries. The provisions of this Section 6.9 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Company Employee or other current or former employee of the Company, Parent or any of their respective Affiliates), other than the Parties and their respective permitted successors and assigns, any third party beneficiary, legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.9) under or by reason of any provision of this Section 6.9. Nothing in this Section 6.9 is intended to (i) prevent Parent, the Surviving Corporation or any of their respective Affiliates from terminating the employment or service of any Person, including a Company Employee, at any time and for any reason, (ii) provide any Person any right to employment or service or continued employment or service with Parent or any of its Subsidiaries (including following the Company Merger Effective Time, the Surviving Corporation) or any particular term or condition of employment or service, or (iii) prevent Parent, the Surviving Corporation or any of their respective Affiliates from terminating, revising or amending any Parent Benefit Plan, Company Benefit Plan or other Employee Benefit Plan sponsored, maintained or contributed to by Parent, the Company or any of their respective Subsidiaries.

Section 6.10         Indemnification; Directors’ and Officers’ Insurance.

(a)           Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, from the Company Merger Effective Time and until the six (6) year anniversary of the Company Merger Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless, in the same manner as provided by the Company immediately prior to the date of this Agreement, each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Company Merger Effective Time, a director or officer of the Company or any of its Subsidiaries or who acts as a fiduciary under any Company Benefit Plan or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer or fiduciary of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise, in each case, when acting in such capacity (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director or officer of the Company or any of its Subsidiaries, a fiduciary under any Company Benefit Plan or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer or fiduciary of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to or at, but not after, the Company Merger Effective Time and whether asserted or claimed prior to, at or after the Company Merger Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and Parent and the Surviving Corporation shall, jointly and severally, pay expenses incurred in connection therewith, in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Company Merger Effective Time), (i) the Indemnified Persons may retain the Company’s regularly engaged legal counsel or other counsel satisfactory to them, and Parent and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) Parent and the Surviving Corporation shall use their best efforts to assist in the defense of any such matter. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.10, upon learning of any such Proceeding, shall notify Parent and the Surviving Corporation (but the failure so to notify shall not relieve a Party from any obligations that it may have under this Section 6.10 except to the extent such failure materially prejudices such Party’s position with respect to such claims). With respect to any determination of whether any Indemnified Person is entitled to indemnification by Parent or Surviving Corporation under this Section 6.10, such Indemnified Person shall have the right, as contemplated by the DGCL, to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by Parent or Surviving Corporation, as applicable (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for Parent, Surviving Corporation or the Indemnified Person within the last three (3) years.

(b)           Parent Parties agree that, until the six (6) year anniversary date of the Company Merger Effective Time, that neither Parent or the Surviving Corporation shall amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Corporation or its Subsidiaries in any manner that would affect adversely the rights thereunder or under the Organizational Documents of the Surviving Corporation or any of its Subsidiaries of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company or any of its Subsidiaries and any of their respective directors or officers existing and in effect immediately prior to the Company Merger Effective Time.

(c)           To the extent permitted by applicable Law, Parent and the Surviving Corporation shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 6.10(a), relating to the enforcement of such Indemnified Person’s rights under this Section 6.10 or under any charter, bylaw or Contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(d)           Parent and the Surviving Corporation will cause to be put in place, and Parent shall fully prepay immediately prior to the Company Merger Effective Time, “tail” insurance policies with a claims reporting or discovery period of at least six (6) years from the Company Merger Effective Time (the “Tail Period”) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance (“D&O Insurance”) in an amount and scope at least as favorable as the Company’s existing policies with respect to matters, acts or omissions existing or occurring at, prior to, or after, the Company Merger Effective Time; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by the Company for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with as much coverage as is reasonably available for a cost not exceeding such amount.

(e)           In the event that Parent, the Surviving Corporation or any of their Subsidiaries or any of their respective successors or assignees (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.10. The provisions of this Section 6.10 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.10, and his heirs and Representatives. The rights of the Indemnified Persons under this Section 6.10 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Law. To the extent permitted by applicable Law, Parent and the Surviving Corporation shall pay all expenses, including reasonable and documented attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.10.

Section 6.11         Transaction Litigation. In the event any Proceeding by any Governmental Entity or other Person is commenced or, to the knowledge of the Company or Parent, as applicable, threatened, that questions the validity or legality of the Transactions or seeks damages or an injunction in connection therewith, including stockholder litigation (“Transaction Litigation”), the Company or Parent, as applicable, shall promptly notify the other Party of such Transaction Litigation and shall keep the other Party well informed with respect to the status thereof. The Company shall give Parent a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation (at Parent’s cost) and shall consider in good faith, acting reasonably Parent’s advice with respect to such Transaction Litigation; provided that the Company shall not offer or agree to settle any Transaction Litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.12         Public Announcements. Each of the Company and Parent shall have the right to prepare an initial press release with respect to the execution of this Agreement, which press release shall be subject to the prior review and written consent of the other Party (such consent not to be unreasonably conditioned, withheld or delayed). No Party shall, and each will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions, without the prior written approval of the other Party. Notwithstanding the foregoing, a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures (a) required by applicable Law, (b) required by the rules of any stock exchange upon which such Party’s capital stock is traded or (c) consistent with the final form of the press releases announcing the Company Merger, the investor presentation given to investors on the morning of announcement of the Company Merger and other public communications by the Company or Parent as permitted by this Agreement; provided, in the case of clauses (a) and (b), such Party uses reasonable best efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon; and provided, however, that this Section 6.12 shall not be deemed to restrict in any manner a Party’s ability to communicate privately with its employees (provided that any such communication that is required to be publicly disclosed shall be subject to the first proviso in this Section 6.12 unless such communication would meet the requirements of clause (c) of this Section 6.12) and that neither Party shall be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Company Competing Proposal or a Parent Competing Proposal, as applicable, and matters related thereto or a Company Change of Recommendation or a Parent Change of Recommendation, other than as set forth in Section 6.3 or Section 6.4, as applicable. In addition, the Company shall reasonably coordinate with Parent in advance of any earnings call, investor presentations or similar substantive public communications that are not related to this Agreement and otherwise the subject of this Section 6.12.

Section 6.13         Control of Business. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and their respective Subsidiaries’ operations prior to the Company Merger Effective Time. Prior to the Company Merger Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.14         Transfer Taxes. Except as otherwise provided in Section 3.4(b), to the extent any Transfer Taxes are imposed with respect to the Company Merger or Opco Unit Exchange, such Transfer Taxes shall be borne by the Surviving Corporation. The Parties will cooperate, in good faith, in the filing of any Tax Returns with respect to such Transfer Taxes and the minimization, to the extent reasonably permissible under applicable Law, of the amount of any such Transfer Taxes.

Section 6.15         Section 16 Matters. Prior to the Company Merger Effective Time, Parent, and the Company shall take all such steps as may be required to cause any dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.

Section 6.16         Stock Exchange Listing and Deregistration. Parent shall take all action necessary to cause the Parent Common Shares to be issued in the Company Merger to be conditionally approved for listing on the NYSE and the TSX prior to the Company Merger Effective Time, subject to official notice of issuance. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NASDAQ to enable the delisting by the Surviving Corporation of the shares of Company Class A Common Stock from the NASDAQ and the deregistration of the shares of Company Class A Common Stock under the Exchange Act promptly after the Company Merger Effective Time, and in any event no more than ten (10) days after the Company Merger Effective Time. If the Surviving Corporation is required to file any quarterly or annual report pursuant to the Exchange Act by a filing deadline that is imposed by the Exchange Act and which falls on a date within the fifteen (15) days following the Closing Date, the Company shall make available to Parent, at least ten (10) Business Days prior to the Closing Date, a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement, Parent shall promptly notify the Company of any material communications or correspondence received by Parent from the NYSE or the TSX with respect to the listing of Parent Common Shares to be issued in the Company Merger or other securities of Parent, compliance with the rules and regulations of the NYSE and the TSX, and any potential cease-trade, suspension or delisting action contemplated or threatened by the NYSE or the TSX.

Section 6.17         Tax Matters.

(a)           Except as otherwise expressly contemplated by the Transaction Documents, each of Parent and the Company will not take (and will prevent each of its Affiliates from taking) any actions that would reasonably be expected to prevent the Transactions from being treated consistently with the Intended U.S. Tax Treatment. Notwithstanding the foregoing, or anything to the contrary in any Transaction Document, each party acknowledges and agrees that its obligations to effect the Transactions are not subject to any condition or contingency with respect to the Transactions being treated consistently with the Intended U.S. Tax Treatment, except in the case of (x) a failure by the Parent Parties or the Company to satisfy the condition set forth in Section 7.2(b) or Section 7.3(b), respectively, solely as a result of a breach of the covenant contained in the foregoing sentence, or (y) a failure by the Company to satisfy the condition set forth in Section 7.2(a)(ii) solely as a result of a breach of the representations contained in Section 4.28(b).

(b)           Each of Parent and the Company will (and will cause each of its Affiliates to) reasonably cooperate with one another and their respective Tax advisors in connection with the issuance to Parent or the Company of any Tax opinion or advice by its counsel or other Tax advisors relating to the Tax consequences of the Transactions or the post-closing Tax matters of the combined company group, including any such opinion to be filed in connection with the Registration Statement, the Company Proxy Statement or the Parent Circular. In connection therewith, each of Parent and the Company shall deliver to such counsel or other advisors a duly executed certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel or other advisors to render such Tax opinion or otherwise appropriately advise Parent or the Company, as applicable, with respect to such matters, in each case dated as of such dates as may be necessary or reasonably requested by the relevant Party. Each of Parent and the Company shall (and shall cause each of its Affiliates to) provide such other information as is reasonably requested by such counsel or other advisors for purposes of rendering any such Tax opinion or advice by such counsel or other advisors.

(c)           Prior to the Company Merger Effective Time, in the event that the Opco Unit Exchange is consummated, the Company will take (and will cause each of its applicable Subsidiaries to take) the relevant steps with respect to the Opco Unit Exchange as described, and in the order set forth, in Section 4 of the Company Support Agreement. The Company agrees and intends that the Opco Unit Exchange be treated for U.S. federal (and applicable state and local) income tax purposes as described in Section 5(a)(i) of the Company Support Agreement.

Section 6.18         Takeover Laws. None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions.

Section 6.19         Obligations of Merger Sub. Upon the formation of Merger Sub, Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the transactions contemplated hereby, including the Company Merger, upon the terms and subject to the conditions set forth in this Agreement.

Section 6.20         Financing Matters.

(a)           The Company and its Subsidiaries shall deliver to Parent at least one (1) Business Day prior to the Closing Date a duly executed payoff letter in form reasonably satisfactory to Parent, setting forth the total amounts payable pursuant to the Company Credit Facility to fully satisfy all principal, interest, fees, costs, and expenses owed to each holder of Indebtedness under the Company Credit Facility as of the anticipated Closing Date (and the daily accrual thereafter), together with appropriate wire instructions, and the agreement from the administrative agent under the Company Credit Facility that upon payment in full of all such amounts owed to such holder, all Indebtedness under the Company Credit Facility shall be discharged and satisfied in full (other than contingent obligations not then due and obligations in respect of letters of credit and hedging arrangements with respect to which arrangements will be made to the satisfaction of the applicable issuing banks and hedge counterparties, respectively, and Parent and the Company), the Loan Documents (as defined in the Company Credit Facility) shall be terminated with respect to the Company and its Subsidiaries that are borrowers or guarantors thereof (or the assets or equity of which secure such Indebtedness) and all liens on the Company and its Subsidiaries and their respective assets (other than liens securing obligations in respect to letters of credit that may survive pursuant to the terms of such payoff letter) and equity securing the Company Credit Facility shall be released and terminated, together with any applicable documents necessary to evidence the release and termination of all liens on the Company and its Subsidiaries and their respective assets and equity securing, and any guarantees by the Company and its Subsidiaries in respect of, such Company Credit Facility.

(b)           Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, provide and shall use reasonable best efforts to cause its and their respective Representatives and other Related Parties to use reasonable best efforts to provide, such timely assistance with Parent’s efforts to arrange and obtain financing, including the Financing (and the offering, arrangement, syndication, marketing, and consummation thereof), in connection with the Transactions as is reasonably requested by Parent. Such assistance shall include, but not be limited to: (i) the Company using its reasonable best efforts to participate in, provide information with respect to and assist Parent with, the preparation of the Marketing Material and rating agency presentations, which Marketing Material and presentations, for the avoidance of doubt and in spite of any such required participation and assistance from the Company, shall be the responsibility of Parent; (ii) participation by senior management of the Company in a reasonable number of rating agency presentations, meetings with and conference calls with Financing Sources and prospective Financing Sources (including one-on-one conference or virtual calls with Financing Sources and potential Financing Sources, including prospective investors in any Financing involving the issuance of securities), road shows, due diligence sessions, drafting sessions, or other customary syndication activities, in each case upon reasonable prior notice and at times and locations to be mutually agreed in good faith, provided that no such rating agency presentations, meetings, conference calls, road shows, due diligence sessions, and drafting sessions or other activities shall be required to be physically in person; (iii) delivering the Financing Information to Parent and the Financing Sources (and such other financial and operational information reasonably requested by Parent or the Financing Sources) as promptly as reasonably practicable once available, and such further information as may be reasonably necessary for the Financing Information to remain Compliant; (iv) providing such other customary documents and financial and pertinent information regarding Company and the Subsidiaries of Company as may be reasonably requested by Parent and reasonably necessary for Parent or its Representatives to prepare all pro forma financial statements reasonably necessary in connection with the Financing (it being understood that the Company or any of the Subsidiaries of the Company, or any of their respective officers, directors, employees, accountants, legal counsel, or other Representatives and Related Parties shall not be responsible for, and Parent shall be solely responsible for, preparation of pro forma financial statements); provided that neither the Company nor any of its Subsidiaries or Representatives shall be required to provide any information or assistance relating to (A) the proposed debt and equity capitalization that is required for such pro forma financial information or assumed interest rates and fees and expenses relating to such debt and equity capitalization, (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Financing or (C) any information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Company, (v) delivering customary authorization letters authorizing the distribution of Marketing Material to prospective investors; (vi) furnishing Parent and the Financing Sources promptly, and, in any event, at least seven Business Days prior to the Closing Date, with all documentation and other information in respect of the Company that any Lender has reasonably requested in writing at least nine Business Days prior to the Closing Date that is required by Governmental Entity under applicable “beneficial ownership,” “know your customer” and sanctions or anti-money laundering rules and regulations, including the USA PATRIOT Act; (vii) providing reasonable and customary assistance to Parent in connection with the issuance of securities, incurrence of debt and preparation by Parent of the Debt Financing Documents and any cash management agreements or hedging agreements in connection therewith, including preparation of schedules thereto, borrowing of loans and/or granting of a security interest (and perfection thereof) in the assets of the Company and its Subsidiaries, in each case by providing such pertinent information as may be reasonably requested by Parent and to the extent reasonably available to the Company; (viii) use reasonable best efforts to obtain the consent of and assistance from any of its auditors or other advisors to the use of any financial or other expert information required to be used in the Marketing Material or rating agency presentations, including participation in due diligence sessions to the extent reasonably requested by Parent and at reasonable times and upon reasonable notice, obtaining customary independent accountants’ comfort letters (including customary “negative assurance” statements) and consents from the auditor(s) of the audited financial statements provided as part of the Financing Information, including issuing any customary representation letters in connection therewith to such auditor(s) in connection with any financial statements included in any Marketing Material in respect of the Financing, (ix) taking all corporate, limited liability company, partnership or other similar actions reasonably requested by Parent or any Financing Sources to permit the consummation of the Financing, (x) making introductions of Parent to the Company’s existing lenders and facilitating relevant coordination between Parent and such lenders; (xi) assisting Parent and the Financing Sources in obtaining or updating corporate, facility and issue credit ratings of Parent (which shall be the sole responsibility of Parent); (xii) cooperating with the due diligence of Financing Sources and their Representatives in connection with the Financing, to the extent customary and reasonable, including the provision of all such information reasonably requested with respect to the property and assets of the Company and its Subsidiaries and by providing to internal and external counsel of Parent and the Financing Sources, as applicable, customary back-up certificates and factual information to support any legal opinion that such counsel may be required to deliver in connection with the Financing; provided, that, the Company and its Affiliates shall not be required to deliver or cause the delivery of any legal opinions related to the Debt Financing; and (xiii) cooperating as contemplated by Section 6.21. Non-public Information provided by the Company in connection with the Financing shall only be provided to sources or potential sources of financing and rating agencies that have agreed to be bound by (1) the Confidentiality Agreement as if such Person(s) were party thereto or (2) customary confidentiality provisions (including by click-through arrangements) provided, that Parent shall be permitted to disclose such information to (i) the Financing Sources subject to their confidentiality obligations under the Debt Financing Documents and the definitive documentation evidencing the Financing and (ii) otherwise to the extent reasonably necessary and consistent with customary practices in connection with the Financing subject to customary confidentiality arrangements satisfactory to the Company, acting reasonably. Company hereby consents to the use of all of the Company’s (and its Subsidiaries’) logos in connection with the Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company, respective Affiliates or their respective business, or the reputation or goodwill thereof. Any such cooperation shall be provided at Parent’s expense for third party fees and expenses. For the avoidance of doubt, any failure of the Company to fulfill its obligations under this Section 6.20(b) shall not be deemed a breach of this Agreement or excuse performance of the Parent to consummate the Transactions, so long as the Company is acting reasonably, diligently in good faith to fulfill such obligations.

(c)           Notwithstanding anything to the contrary in Section 6.20(b), (i) neither the Company nor any of its Affiliates or any of their respective equityholders or governing bodies shall be required to pass resolutions or consents to approve or authorize the execution of the Debt Financing Documents or execute or deliver any certificate, document, instrument or agreement in connection therewith or the Financing that is effective prior to the Closing (except for (A) the authorization letters set forth in Section 6.20(b), (B) the comfort letters, representation letters and consents referred to in Section 6.20(b) or (C) as contemplated by Section 6.21); (ii) no obligation of the Company or any of its Affiliates or any of their respective equityholders, members or Representatives under any certificate, document, instrument or agreement, entered into pursuant to the foregoing shall, without such Person’s prior express written consent, be effective until Closing (except for (A) the authorization letters set forth in Section 6.20(b), (B) the comfort letters, representation letters and consents referred to in Section 6.20(b) or (C) as expressly contemplated by Section 6.21); (iii) neither the Company nor any of its Affiliates or any of their respective equityholders, members or Representatives shall be required to pay any commitment or other similar fee, or incur any other cost or expense or liability (except for any cost or expense that is subject to the expense reimbursement provision expressly set forth in Section 6.20(f)), in connection with the Financing; (iv) no such cooperation shall be required to the extent that any such action, in the good faith belief of the Company, would unreasonably interfere with the ongoing business or operations of the Company or any of its respective Affiliates; (v) no such cooperation shall be required to the extent it would reasonably be expected to conflict with or violate any Law, or result in the contravention of, or result in a violation or breach of, or default under, any Company Contract (provided that, (vi) any such Contract is not, and was not (if entered into prior to the date hereof), entered into in circumvention of the cooperation contemplated herein, (y) the counterparty to such Contract is not a Subsidiary or other Affiliate of the Company or any of their respective equityholders, members or Representatives and (z) the Company shall have used reasonable best efforts to obtain a waiver of any such breach or default from the counterparty thereto); and (vii) no such cooperation shall be required to the extent that the Company or any of its Subsidiaries determines that such cooperation would result in a loss or waiver of or jeopardize any attorney-client privilege, attorney work product or other legal privilege (provided, that the Company and its Subsidiaries shall use reasonable efforts to allow for cooperation in a manner that does not result in the events set out in this clause (vii)).

(d)           Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things, necessary, proper or advisable to arrange, consummate and obtain the Financing (to the extent contemplated by the Debt Commitment Papers to be funded on the Closing Date) on the Closing Date on terms and conditions no less favorable to Parent than the terms and conditions described in the Debt Commitment Papers. Such actions shall include, but not be limited to, using reasonable best efforts to: (i) maintain in effect the Debt Commitment Papers, provided that Parent may replace or amend, supplement or waive provisions of, the Debt Commitment Papers (including adding new lenders, lead arrangers, bookrunners, syndication agents or similar entities to the Debt Commitment Papers pursuant to the terms thereof, providing for the assignment, novation and reallocation of a portion of the financing commitments contained therein and to grant customary approval rights to such additional entities in connection with their addition or appointment or increase the amount of commitments under the Debt Financing Documents or any other definitive agreements in connection with the Financing) in accordance with this Section 6.20(d) and Section 6.20(e); (ii) satisfy on a timely basis all Financing Conditions (unless such conditions are waived) that are within Parent’s or its respective Affiliates’ control; and (iii) negotiate, execute and deliver Debt Financing Documents on terms which (taken as a whole) are no less favorable to Parent than the terms contained in the Debt Commitment Papers (including any “market flex” provisions of the Fee Letter) with respect to the consummation of the Transactions described herein. In the event that all conditions contained in the Debt Commitment Papers have been satisfied (or upon funding will be satisfied) and all closing conditions contained in Article VII of this Agreement have been satisfied (other than those conditions which by their terms are only capable of being satisfied at the Closing) or waived, to the extent permitted by applicable Law, by the party or parties thereto entitled to the benefit thereof, Parent shall use its reasonable best efforts to cause the Financing to be funded on the Closing Date. Parent shall not, without the prior written consent of Company (not to be unreasonably withheld, conditioned or delayed), permit any amendment, supplement or modification to, or any waiver of any provision or remedy under, or replace, or enter into any other agreements, side letters or arrangements relating to, the Debt Commitment Papers, if such amendment, supplement, modification, waiver, replacement or other agreements, side letters or arrangements (provided that the existence or exercise of “market flex” provisions contained in the Fee Letter shall be deemed not to constitute a modification or amendment of the Debt Commitment Papers) to the Debt Commitment Papers would (A) reasonably be expected to make the timely funding of the Financing or satisfaction of the conditions to obtaining the Financing materially less likely to occur, (B) reduce the aggregate amount of the Financing from that contemplated in the Debt Commitment Papers to an amount less than the Required Amount, (C) materially and adversely affect the ability of Parent to enforce its rights against any of the other parties to the Debt Commitment Papers as so amended, supplemented, modified, waived or replaced, relative to the ability of Parent to enforce its rights against any of such other parties to the Debt Commitment Papers as in effect on the date hereof or (D) add new or additional conditions, or otherwise expand upon the conditions precedent to the Financing as set forth in the Debt Commitment Papers, or modify the terms of the Financing, in each case in a manner that would reasonably be expected to materially prevent, impede or delay the timely funding of the Required Amount on the Closing Date or the consummation of the Transactions. Upon any such amendment, supplement, modification, waiver or replacement of the Debt Commitment Papers in accordance with this Section 6.20(d) or Section 6.20(e) below, Parent shall promptly deliver to Company a true and complete copy thereof (redacted in a customary manner with respect to fee amounts, economic terms, “market flex” provisions and other customary terms), and the terms “Debt Commitment Letter,” “Debt Commitment Papers” and “Financing” shall refer to the Debt Commitment Papers as so amended, supplemented, modified, waived or replaced and the Financing contemplated thereby. Parent shall keep Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange and obtain any Financing upon written request by Company therefor.

(e)           Parent shall give Company prompt written notice of (i) any material breach, default, termination or written repudiation by any party to the Debt Commitment Papers of which Parent or any of its Affiliates becomes aware; (ii) the receipt by Parent of any written notice or other written communication from any Financing Source with respect to any actual or potential breach, default, termination or written repudiation by such party to the Debt Commitment Papers, or of any provisions thereto; and (iii) the occurrence of any event or development that Parent expects to have a materially adverse impact on the ability of Parent to obtain the timely funding of the Required Amount on the Closing Date or to consummate the Transactions. As soon as reasonably practicable, but in any event within five Business Days of the date Company delivers to Parent a written request, Parent shall provide any information reasonably requested by Company relating to any circumstance referred to in the immediately preceding sentence. Without limiting Parent’s obligations hereunder, if any portion of the Financing becomes unavailable (other than as a result of reductions permitted by Section 6.20) or Parent becomes aware of any event or circumstance that makes any portion of the Financing unavailable, in each case, on the terms and conditions contemplated in the Debt Commitment Papers, Parent shall (A) notify Company of the occurrence thereof and the reasons therefor on a reasonably prompt basis; (B) use its reasonable best efforts to obtain, as promptly as practicable after the occurrence of such event, alternative financing from the same or alternative financing sources (1) in an amount at least equal to the amount of the Financing or such unavailable portion thereof and (2) which alternate financing shall not otherwise be on terms (including structure, covenants and pricing) materially less favorable to Parent than the terms and conditions set forth in the Debt Commitment Papers (including any “market flex” provisions contained in the Fee Letter); (C) keep Company reasonably informed on a current basis of the status of its efforts to consummate such alternative financing; and (D) provide Company with true and complete fully executed copies of the commitment documentation with respect to any new financing. Neither Parent nor any of its respective Affiliates shall amend, modify, supplement, restate, assign, substitute or replace any of the Debt Commitment Papers except as provided herein. Notwithstanding the foregoing, in no event shall Parent be under any obligation to disclose any information that may not be disclosed in accordance with the requirements of applicable Law.

(f)            Parent shall, upon request by the Company, its current and future Affiliates, and each of their respective current and future direct and indirect equity holders, members, partners and Representatives (collectively, the “Company Indemnified Parties”), promptly upon demand reimburse such Company Indemnified Parties, as applicable, for all reasonable and documented out-of-pocket costs and expenses incurred by such Company Indemnified Parties, as applicable, including reasonable attorney’s fees and accountants’ fees, in connection with cooperation required under or with respect to requests made under this Section 6.20 and Section 6.21. Parent shall indemnify and hold harmless the Company Indemnified Parties from and against any and all losses suffered or incurred by them in connection with the arrangement and completion of any Financing, capital markets transactions or related transactions in connection with the Transactions, and the performance of their respective obligations under this Section 6.20 and Section 6.21 and any information utilized in connection therewith; provided, however, that the foregoing obligations to any Company Indemnified Party shall not apply to any information with respect to the Company or Company’s Affiliates provided by Company or Company’s Affiliates or, at their direction, their respective Representatives or to any losses incurred (i) as a result of the willful misconduct or gross negligence of any such Company Indemnified Party or (ii) arising out of any material misstatement or omission of information provided hereunder by any such Company Indemnified Party. This Section 6.20(f) shall survive the consummation of the transactions contemplated by this Agreement and the Closing and any termination of this Agreement, and is intended to benefit, and may be enforced by, each Company Indemnified Party.

Section 6.21         Actions with Respect to the Existing Company Notes.

(a)           If, prior to the Closing Date, Parent decides to commence a “change of control” offer (or “alternate offer”), tender offer and/or consent solicitation in respect of some or all of the outstanding Existing Company Notes (each, a “Debt Offer”), Parent shall prepare all necessary and appropriate documentation in connection with such Debt Offers, including the offers to purchase and consent solicitation statements, letters of transmittal and other related documents (collectively, to provide the “Offer Documents”) and shall consult with the Company and afford the Company a reasonable opportunity to review and comment upon the Offer Documents and the material terms and conditions of the Debt Offer and Parent will give reasonable consideration to the comments, if any, raised by the Company. The Company agrees to provide, and shall use reasonable best efforts to cause its and its Subsidiaries’ respective Representatives to provide, reasonable cooperation reasonably required by Parent in connection with the preparation of the Offer Documents and the consummation of such Debt Offers, including with respect to the Company’s and / or its applicable Subsidiaries’ execution of supplemental indentures (either at the Company Merger Effective Time or, if earlier, conditioned upon the occurrence of the Company Merger Effective Time) reflecting amendments to the indentures applicable to the Existing Company Notes subject to any Debt Offer, to the extent approved by any required consents of holders of such Existing Company Notes. All mailings and other communications to the holders of the Existing Company Notes in connection with the Debt Offers shall be subject to the prior review and comment by the Company and Parent and shall be reasonably acceptable to each of them. If at any time prior to the completion of any Debt Offer any information in the applicable Offer Documents should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Offer Documents, so that such Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement describing such information shall be disseminated by Parent to the holders of the applicable Existing Company Notes. Parent acknowledges and agrees that neither the pendency nor the consummation of any such Debt Offer is a condition to Parent’s obligations hereunder.

(b)           If requested by Parent in writing, in lieu of Parent commencing or closing a Debt Offer for any Existing Company Notes, the Company shall, to the extent permitted by the indenture under which the Existing Company Notes were issued, take any actions (including (i) requesting the trustee to take such actions and (ii) delivering a conditional notice of redemption subject only to the payment of the redemption price and the occurrence of the Closing) reasonably requested by Parent to facilitate the redemption, satisfaction and/or discharge or such series of Existing Company Notes pursuant to such applicable indenture at the Company Merger Effective Time; provided, however, that if a conditional notice is given, Parent shall ensure that at the Company Merger Effective Time, the Company has all funds necessary in connection with any such redemption or satisfaction and discharge. Parent acknowledges and agree that neither the pendency nor the consummation of any such redemption, defeasance or satisfaction and discharge is a condition to Parent’s obligations hereunder.

Section 6.22         Derivative Contracts; Hedging Matters.

(a)           The Company shall use reasonable best efforts to assist Parent, its Subsidiaries and its and their Representatives in the amendment, assignment or novation of any Derivative Transaction (including any commodity hedging arrangement or related Contract) of the Company or any of its Subsidiaries, in each case, on terms that are reasonably requested by Parent and effective at and conditioned upon the Closing.

(b)           Between the date hereof and the Company Merger Effective Time, (i) except as set forth on Schedule 6.22 of the Company Disclosure Letter, the Company shall not unwind or otherwise modify existing hedges or enter into any Derivative Transactions and (ii) the Company shall notify Parent promptly following any changes to its hedge positions.

Section 6.23         Distributions. Between the date of this Agreement and the Company Merger Effective Time, each of Parent and the Company shall coordinate with each other regarding the declaration and payment of dividends in respect of Parent Common Shares and Company Class A Common Stock and the record and payment dates relating thereto, it being the intention of the Company and Parent that no holder of shares of Company Class A Common Stock shall receive two distributions, or fail to receive one distribution, for any single calendar quarter with respect to its applicable shares of Company Class A Common Stock or Parent Common Shares received as Merger Consideration.

Section 6.24         Form F-3. Prior to the Closing, Parent shall use its commercially reasonable efforts to not take any action, or fail to take any action, which action or failure would reasonably be expected to cause Parent to be ineligible to file a registration statement on Form F-3 promulgated under the Securities Act (or any successor form). Parent shall use commercially reasonable efforts to cause any registration statement to be filed with the SEC pursuant to the IRRA to be declared effective in accordance therewith.

Section 6.25         Pre-Closing Restructuring Transactions. The Company shall (a) use commercially reasonable efforts to cause each of the transactions described under paragraph (a) of Exhibit C to be completed prior to or substantially concurrently with Closing and (b) following the Parent Shareholder Meeting and Parent having obtained the Parent Shareholder Approval, cooperate with Parent in good faith to (i) to the extent commercially reasonable, cause to be completed substantially concurrently with Closing, or (ii) reasonably assist Parent’s endeavors to cause to be completed as soon as reasonably practicable after Closing, the transactions described under paragraph (b) of Exhibit C (collectively clauses (a) and (b), the “Pre-Closing Restructuring Transactions”), in each case, subject to the provisions of Section 6.7 and any advisable or recommended restrictions in respect of any Law, including the HSR Act. Without limiting the foregoing, (A) in furtherance of the transactions described under paragraph (b) of Exhibit C, Parent shall prepare and provide drafts of the relevant documentation pursuant to which the Pre-Closing Restructuring Transactions will be consummated to the Company at least 20 days in advance of Closing for the Company’s review, comment and approval (not to be unreasonably withheld, delayed or conditioned) and (B) the Company shall make its applicable Representatives reasonably available to Parent’s Representatives for purposes of discussing such drafts.

Section 6.26         Merger Sub. Parent shall take all actions necessary to cause Merger Sub to be formed or selected and be added to this Agreement as a party by joinder following the date hereof and prior to the time this Agreement is submitted to the shareholders of the Company for approval in accordance with this Agreement.

Article VII
CONDITIONS PRECEDENT

Section 7.1      Conditions to Each Party’s Obligation to Consummate the Company Merger. The respective obligation of each Party to consummate the Company Merger is subject to the satisfaction at or prior to the Company Merger Effective Time of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:

(a)            Stockholder Approvals. (i) Company Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of the Company and (ii) the Parent Shareholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of Parent.

(b)            Regulatory Approval. Any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

(c)            No Injunctions or Restraints. No Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Transactions, including the Company Merger, and no Law shall have been adopted that makes consummation of the Transactions, including the Company Merger, illegal or otherwise prohibited.

(d)            Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop or order.

(e)            Stock Exchange Listing. The Parent Common Shares to be issued pursuant to this Agreement shall have been approved for listing on the NYSE and the TSX, subject to the satisfaction of customary listing conditions.

Section 7.2      Additional Conditions to Obligations of Parent . The obligations of Parent to consummate the Company Merger are subject to the satisfaction at or prior to the Company Merger Effective Time of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:

(a)            Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in the first sentence of Section 4.1 (Organization, Standing and Power), Section 4.2(a), (b), (c) and (d) (Capital Structure), Section 4.3(a) (Authority; No Violations; Consents and Approvals), and Section 4.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, as though made on and as of the Closing (except, with respect to Section 4.2(a), (c) and (d) (Capital Structure), for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of the Company set forth in Section 4.2 (Capital Structure) and Section 4.28(b) shall have been true and correct as of the date of this Agreement and shall be true and correct in all material respects as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of the Company set forth in Article IV shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Company Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Company Merger Effective Time.

(c)            Compliance Certificate. Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Sections 7.2(a) and 7.2(b) have been satisfied.

(d)            No Company Material Adverse Effect. Since the date of this Agreement, there has not been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(e)            OpCo Unit Exchange. The Opco Unit Exchange shall have been consummated in accordance with the terms of the Company Support Agreement.

Section 7.3      Additional Conditions to Obligations of the Company. The obligation of the Company to consummate the Company Merger is subject to the satisfaction at or prior to the Company Merger Effective Time of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:

(a)            Representations and Warranties of the Parent Parties. (i) The representations and warranties of the Parent Parties set forth in the first sentence of Section 5.1 (Organization, Standing and Power), Section 5.2(a), (b) and (c) (Capital Structure), Section 5.3(a) (Authority; No Violations; Consents and Approvals) and Section 5.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, as though made on and as of the Closing (except, with respect to Section 5.2(a), (b) and (c) (Capital Structure), for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of Parent set forth in Section 5.2 (Capital Structure) shall have been true and correct as of the date of this Agreement and shall be true and correct in all material respects as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii)  all other representations and warranties of the Parent Parties set forth in Article V shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Parent Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)            Performance of Obligations of the Parent Parties. Each of the Parent Parties shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Company Merger Effective Time.

(c)            Compliance Certificate. The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Sections 7.3(a) and 7.3(b) have been satisfied.

(d)            No Parent Material Adverse Effect. Since the date of this Agreement, there has not been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 7.4      Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Company Merger or for terminating this Agreement, on the failure of any condition set forth in Sections 7.1, 7.2, or 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.

Article VIII
TERMINATION

Section 8.1      Termination. This Agreement may be terminated and the Company Merger and the other Transactions may be abandoned at any time prior to the Company Merger Effective Time, whether (except as expressly set forth below) before or after the Company Stockholder Approval or the Parent Shareholder Approval has been obtained:

(a)            by mutual written consent of the Company and Parent;

(b)            by either the Company or Parent:

(i)            if any Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Company Merger and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of the Company Merger illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party whose failure to fulfill any covenant or agreement under this Agreement has been the primary cause of or resulted in the action or event described in this Section 8.1(b)(i) occurring;

(ii)            if the Company Merger shall not have been consummated on or before 5:00 p.m. Houston, Texas time, on October 15, 2023 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose failure to fulfill any covenant or agreement under this Agreement has been the primary cause of or resulted in the failure of the Company Merger to occur on or before such date;

(iii)            in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Section 7.2(a) or 7.2(b) or Section 7.3(a) or 7.3(b), as applicable, if it was continuing as of the Closing (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured by the earlier of (i) thirty (30) days after the giving of written notice to the breaching Party of such breach and (ii) two (2) Business Days prior to the Outside Date) (a “Terminable Breach”); provided, however, that the terminating Party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement; or

(iv)            if (A) the Company Stockholder Approval shall not have been obtained upon a vote held at a duly held Company Stockholders Meeting, or at any adjournment or postponement thereof, or (B) the Parent Shareholder Approval shall not have been obtained upon a vote at a duly held Parent Shareholder Meeting, or at any adjournment or postponement thereof;

(c)            by Parent:

(i)            prior to, but not after, the time the Company Stockholder Approval is obtained, if the Company Board or a committee thereof shall have effected a Company Change of Recommendation (whether or not such Company Change of Recommendation is permitted by this Agreement); or

(ii)            if the Company Support Agreement shall not have been delivered by the Company Class B Holders by the Support Agreement Deadline; and

(d)            by the Company prior to, but not after, the time the Parent Shareholder Approval is obtained, if the Parent Board or a committee thereof shall have effected a Parent Change of Recommendation (whether or not such Parent Change of Recommendation is permitted by this Agreement).

Section 8.2      Notice of Termination; Effect of Termination.

(a)            A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination and, if made in accordance with this Agreement, any termination shall be effective immediately upon delivery of such written notice to the other Party.

(b)            In the event of termination of this Agreement by any Party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party except with respect to this Section 8.2, Section 6.7(b), Section 8.3 and Article I and Article IX (and the provisions that substantively define any related defined terms not substantively defined in Article I); provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for any damages for a Willful and Material Breach of this Agreement or Fraud.

Section 8.3      Expenses and Other Payments.

(a)            Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Company Merger shall be consummated, except that all filing fees paid in respect of the filings under the HSR Act in connection with the Company Merger shall be borne equally by the Company and Parent.

(b)            If Parent terminates this Agreement pursuant to Section 8.1(c)(i) (Company Change of Recommendation), then the Company shall pay Parent the Company Termination Fee, in each case, in cash by wire transfer of immediately available funds to an account designated by Parent no later than three (3) Business Days after notice of termination of this Agreement.

(c)            If the Company terminates this Agreement pursuant to Section 8.1(d) (Parent Change of Recommendation), then Parent shall pay the Company the Parent Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Company no later than three (3) Business Days after notice of termination of this Agreement.

(d)            If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(A) (Failure to Obtain Company Stockholder Approval), and on or before the date of any such termination a Company Competing Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least seven (7) Business Days prior to the Company Stockholders Meeting or (B) the Company terminates this Agreement pursuant to Section 8.1(b)(ii) (Outside Date) at a time when Parent would be permitted to terminate this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach) or Parent terminates this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Company Competing Proposal shall have been announced, disclosed or otherwise communicated to the Company Board and not withdrawn without qualification at least seven (7) Business Days prior to the date of such termination, and (ii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Company Competing Proposal (or publicly approves or recommends to the shareholders of the Company or otherwise does not oppose, in the case of a tender or exchange offer, a Company Competing Proposal) or consummates a Company Competing Proposal, then the Company shall pay Parent the Company Termination Fee within three (3) Business Days after the earlier to occur of (x) the consummation of such Company Competing Proposal or (y) entering into a definitive agreement relating to a Company Competing Proposal. For purposes of this Section 8.3(d), any reference in the definition of Company Competing Proposal to “20%” shall be deemed to be a reference to “more than 50%”.

(e)            If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(B) (Failure to Obtain Parent Shareholder Approval), and on or before the date of any such termination a Parent Competing Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least seven (7) Business Days prior to the Parent Shareholder Meeting or (B) Parent terminates this Agreement pursuant to Section 8.1(b)(ii) (Outside Date) at a time when the Company would be permitted to terminate this Agreement pursuant to Section 8.1(b)(iii) (Parent Terminable Breach) or the Company terminates this Agreement pursuant to Section 8.1(b)(iii) (Parent Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Parent Competing Proposal shall have been announced, disclosed or otherwise communicated to the Parent Board and not withdrawn without qualification at least seven (7) Business Days prior to the date of such termination, and (ii) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Parent Competing Proposal (or publicly approves or recommends to the shareholders of Parent or otherwise does not oppose, in the case of a tender or exchange offer, a Parent Competing Proposal) or consummates a Parent Competing Proposal, then Parent shall pay the Company the Parent Termination Fee within three (3) Business Days after the earlier to occur of (x) the consummation of such Parent Competing Proposal or (y) entering into a definitive agreement relating to a Parent Competing Proposal. For purposes of this Section 8.3(e), any reference in the definition of Parent Competing Proposal to “20%” shall be deemed to be a reference to “more than 50%”.

(f)            If Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(A) (Failure to Obtain Company Stockholder Approval), then the Company shall pay Parent the Parent Expenses.

(g)            If Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(B) (Failure to Obtain Parent Shareholder Approval), then Parent shall pay the Company the Company Expenses.

(h)            In no event shall Parent or the Company, respectively, be entitled to receive more than one payment of the Company Termination Fee or Parent Termination Fee, as applicable. Notwithstanding anything in this Agreement to the contrary, the payment of the Parent Expenses or of the Company Expenses shall not relieve the Company or Parent, respectively, of any subsequent obligation to pay the Company Termination Fee pursuant to Section 8.3(b) or Section 8.3(d) or the Parent Termination Fee pursuant to Section 8.3(c) or Section 8.3(e), as applicable; provided, that the Company shall be entitled to credit any prior Parent Expenses actually paid by Company against the amount of any Company Termination Fee required to be paid pursuant to Section 8.3(b) or Section 8.3(d) and Parent shall be entitled to credit any prior Company Expenses actually paid by Parent against the amount of any Parent Termination Fee required to be paid pursuant to Section 8.3(c) or Section 8.3(e). The Parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. If a Party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 8% per annum. If, in order to obtain such payment, the other Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in this Section 8.3 and the specific performance remedies set forth in Section 9.10 shall be the sole and exclusive remedies of (i) the Company and its Subsidiaries against the Parent Parties and any of their respective former, current or future directors, officers, shareholders, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Company Merger to be consummated except in the case of Fraud or a Willful and Material Breach by Parent of any covenant, agreement or obligation (in which case only the Parent Parties shall be liable for damages for such Fraud or Willful and Material Breach), and upon payment of such amount, none of the Parent Parties or any of their respective former, current or future directors, officers, shareholders, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Parent in the case of Fraud or a Willful and Material Breach by Parent of any covenant, agreement or obligation; and (ii) each of the Parent Parties against the Company and its Subsidiaries and any of their respective former, current or future directors, officers, shareholders, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Company Merger to be consummated except in the case of Fraud or a Willful and Material Breach by the Company of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such Fraud or Willful and Material Breach), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future directors, officers, shareholders, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of Fraud or a Willful and Material Breach by the Company of any covenant, agreement or obligation.

Article IX
GENERAL PROVISIONS

Section 9.1      Schedule Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.

Section 9.2      Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, that Article I (and the provisions that substantively define any related defined terms not substantively defined in Article I), this Article IX, Section 4.31 (No Additional Representations), Section 5.32 (No Additional Representations), Section 6.7 (Access to Information), Section 6.9 (Employee Matters) and Section 6.10 (Indemnification; Directors’ and Officers’ Insurance) and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Closing, shall survive the Closing. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Company Merger Effective Time.

Section 9.3      Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided, that each notice Party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (d) if transmitted by national overnight courier, in each case as addressed as follows:

(i)            if to Parent, to:

Baytex Energy Cor.

2800, 520 – 3 ave. S.W.

Calgary, Alberta

CANADA

Attention:	James Maclean
E-mail:	james.maclean@baytexenergy.com

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins LLP

845 Texas Avenue, Suite 4700

Houston, Texas 77002

Attention:	Mike Telle
Lande Spottswood
E-mail:	mtelle@velaw.com
lspottswood@velaw.com

and to:

Burnet, Duckworth & Palmer LLP

2400, 525 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

Attention:	Jay Reid
Lindsay Cox
E-mail:	jpr@bdplaw.com
lpc@bdplaw.com

(ii)            if to the Company, to:

Ranger Oil Corporation

16285 Park Ten Place, Suite 500
Houston, Texas 77084

Attention:	Katie Ryan
E-mail:	kryan@rangeroil.com

with a required copy to (which copy shall not constitute notice):

Kirkland & Ellis LLP

609 Main Street, Suite 4700

Houston, Texas 77002

Attention:	Sean T. Wheeler, P.C.
Debbie Yee, P.C.
E-mail:	sean.wheeler@kirkland.com
debbie.yee@kirkland.com

and to:

Stikeman Elliott LLP

1155 Boulevard René-Lévesque W #4100

Montreal, QC H3B 3V2

Attention:	Warren Katz
Aniko Pelland
E-mail:	wkatz@stikeman.com
apelland@stikeman.com

Section 9.4      Rules of Construction.

(a)             Each of the Parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

(b)            The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and the Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty, shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

(c)            The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement. For the purposes of Section 5.19 only, all dollar amounts in any Parent Contract shall be converted from CAD to USD at the following ratio: 1 CAD:0.74 USD.

(d)            All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Any capitalized terms herein which are defined with reference to another agreement are defined with reference to such other agreement as of the date hereof, without giving effect to any termination of such other agreement or amendments to such capitalized terms in any such other agreement following the date hereof. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Houston, Texas time. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” The term “dollars” and the symbol “$” mean United States Dollars. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(e)            In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, solely to the extent (x) permitted by the terms thereof and, if applicable, by the terms of this Agreement and (y) that such amendment, modification, supplement, restatement or replacement has been made available to Parent or the Company, as applicable, prior to the date of this Agreement); (ii) any Governmental Entity include any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other Law include any successor to such section; (iv) “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; and (v) “made available” means, with respect to any document, that such document was (A) in the electronic data room relating to the Transactions maintained by the Company or Parent, as applicable, (B) filed with or furnished to the SEC and available on EDGAR, or (C) provided by the Company or Parent, as applicable, in physical form for review by the other Party or its Representatives, in each case, by 5:00 p.m. Houston, Texas time on the day prior to the execution of this Agreement.

Section 9.5      Counterparts. This Agreement may be executed in two (2) or more counterparts, including via facsimile or email in pdf form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

Section 9.6      Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Except for the provisions of (a) Article III (including, for the avoidance of doubt, the rights of the former holders of Company Class A Common Stock to receive the Merger Consideration) but only from and after the Company Merger Effective Time and (b) Section 6.10 (which from and after the Company Merger Effective Time is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) but only from and after the Company Merger Effective Time, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided that the Financing Sources shall be express third-party beneficiaries of, and shall be entitled to rely upon and enforce the provisions of, this Section 9.6, Section 9.7, Section 9.9, Section 9.11, Section 9.12, Section 9.13, and Section 9.14. For the avoidance of doubt, in no event shall any of the Company Class B Holders constitute a third party beneficiary of this Agreement, other than with respect to Article III and Section 6.10 (Indemnification; Directors’ and Officers’ Insurance), to the extent applicable.

Section 9.7      Governing Law; Venue; Waiver of Jury Trial.

(a)            THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b)            THE PARTIES IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN Section 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c)            EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE FINANCING OR THE TRANSACTIONS INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 9.7.

(d)            Notwithstanding anything herein to the contrary, each Related Party (i) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, sitting in the Borough of Manhattan, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (ii) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (iii) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 9.3 shall be effective service of process against it for any such action brought in any such court, (iv) waives and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (v) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(e)            Notwithstanding anything herein to the contrary, the Related Parties agree that any claim, controversy or dispute any kind or nature (whether based upon contract, tort or otherwise) involving a Financing Source that is in any way related to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Financing shall be governed by, and construed in accordance with, the Laws of the State of New York without regard to conflict of law principles (other than Sections 5-1401 and 5-1402 of the New York General Obligations Law) (provided, however, that notwithstanding the forgoing and the governing law provisions of the Debt Commitment Papers or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, it is understood and agreed that interpretation of the provisions of this Agreement (including with respect to satisfaction of the conditions contained herein, whether the acquisition has been consummated as contemplated by this Agreement, any alleged “Company Material Adverse Effect” and any determination of whether a “Company Material Adverse Effect” has occurred (or would reasonably be expected to occur) and whether the representations and warranties made by or on behalf of the Company in this Agreement (including any “merger agreement representations” or similar term contained in the Debt Commitment Papers) are accurate and whether as a result of any inaccuracy thereof Parent (or its applicable affiliate) has, under the express terms of this Agreement, the right (taking into account any applicable cure provisions) to terminate its obligations under this Agreement, or the right not to consummate the Transactions pursuant to this Agreement (in each case, without giving effect to notice or lapse of time or both), as a result of any inaccuracy of such representations or warranties in this Agreement, in each case, in accordance with the terms thereof) and all issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules thereto shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the principles of conflicts of law that would result in the application of the law of any other state).

Section 9.8      Severability. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a Party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such Party shall not incur any liability or obligation unless such Party did not in good faith seek to resist or object to the imposition or entering of such order.

Section 9.9      Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void; provided, that no consent shall be required in the case of an of a collateral assignment for security purposes to Parent’s lenders.

Section 9.10      Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.10, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each Party accordingly agrees (a) the non-breaching Party will be entitled to injunctive and other equitable relief, without proof of actual damages; and (b) the alleged breaching Party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement and will not plead in defense thereto that there are adequate remedies at Law, all in accordance with the terms of this Section 9.10. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.10, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the Outside Date, any Party brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by such other time period established by the court presiding over such action.

Section 9.11      Amendment. This Agreement may be amended by the Parties at any time before or after approval of this Agreement by the shareholders of the Company, but, after any such approval, no amendment shall be made which by Law would require the further approval by such shareholders without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. To the extent any amendment or waiver of Section 9.6, Section 9.7, Section 9.9, this Section 9.11, Section 9.12, Section 9.13, and Section 9.14, the definition “Lenders” or “Financing Sources” (or any amendment or waiver of any other provision of this Agreement that would modify the substance of Section 9.6, Section 9.7, Section 9.9, this Section 9.11, Section 9.12, Section 9.13, and Section 9.14, the definition of “Lenders” or “Financing Sources”) is sought that is adverse to the rights of the Financing Sources, the prior written consent of the Lenders shall be required before such amendment or waiver is rendered effective.

Section 9.12      Extension; Waiver. At any time prior to the Company Merger Effective Time, the Company and Parent may, to the extent legally allowed:

(a)            extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b)            waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c)            waive compliance with any of the agreements or conditions of the other Party contained herein.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party. No waiver by any of the Parties of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. To the extent any waiver of Section 9.6, Section 9.7, Section 9.9, Section 9.11, this Section 9.12, Section 9.13, and Section 9.14, the definition “Lenders” or “Financing Sources” (or any waiver of any other provision of this Agreement that would modify the substance of Section 9.6, Section 9.7, Section 9.9, Section 9.11, this Section 9.12, Section 9.13, and Section 9.14, the definition of “Lenders” or “Financing Sources”) is sought that is adverse to the rights of the Financing Sources, the prior written consent of the Lenders shall be required before such waiver is rendered effective.

Section 9.13      Exculpation of Financing Sources. Notwithstanding anything to the contrary contained herein, no Related Party (other than, in the case of Parent as a party to the Debt Commitment Papers, pursuant to the Debt Commitment Papers) shall have any rights or claims against any Financing Source, nor shall any Financing Source have any obligation or liability whatsoever to any Related Party (other than, in the case of Parent as to the Debt Commitment Papers, pursuant to the Debt Commitment Papers), relating to or arising out of or in connection with this Agreement, the Financing (including the Debt Commitment Papers) or the transactions contemplated hereby or thereby or in the performance of any services thereunder, whether at law or equity, in contract, in tort or otherwise, including in each case, whether arising, in whole or in part, out of comparative, contributory or sole negligence by any Financing Source; provided that, following consummation of the Company Merger, the foregoing will not limit the rights of the parties to the Financing under any Debt Financing Document related thereto. In addition, in no event will any Financing Source be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortious nature. Each of the Parties hereto agrees that this provision shall be interpreted, and any action relating to this provision shall be governed by, the laws of the State of New York.

Section 9.14      Non-Recourse. Notwithstanding anything in this Agreement to the contrary, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more Parties or the Company under this Agreement (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the Transactions. Notwithstanding the foregoing, this Section 9.14 shall not limit the rights of Parent against the Financing Sources in accordance with the Debt Commitment Papers.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

BAYTEX ENERGY CORP.

By:	/s/ Eric T. Greager
Name:	Eric T. Greager
Title:	President and Chief Executive Officer

By:	/s/ Chad L. Kalmakoff
Name:	Chad L. Kalmakoff
Title:	Chief Financial Officer

Signature Page to Agreement and Plan of Merger

RANGER OIL CORPORATION

By:	/s/ Darrin Henke
Name:	Darrin Henke
Title:	President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger

Annex A

Certain Definitions

“ABCA” means the Business Corporations Act (Alberta), as amended.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise; provided, that, for the avoidance of doubt, no portfolio company of Juniper Capital Advisors, L.P. shall be an Affiliate of the Company for purposes of this Agreement. For purposes of this definition, “control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregated Group” means all Persons, entities or trades or businesses (whether or not incorporated) under common control with any other Person within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“Antitrust Authority” means the Federal Trade Commission, the Department of Justice, any attorney general of any state of the United States, the European Commission or any other competition authority of any jurisdiction.

“Antitrust Laws” means the HSR Act or any other Law designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade or abusing a dominant position.

“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means a day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“Canada Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1.

“Canadian Securities Laws” means all applicable securities Laws in each of the provinces of Canada and the respective rules and regulations made thereunder, together with applicable published national and local instruments, policy statements, notices, blanket orders and rulings thereunder of the Canadian Securities Regulators and the rules and policies of the TSX.

“Canadian Securities Regulators” means the applicable securities commission or securities regulatory authority in each of the provinces of Canada.

“CEWS” means the Canada Emergency Wage Subsidy, promulgated under Bill C-14 and assented to on April 11, 2020, as amended, and any other COVID-19 related direct or indirect wage or rent subsidy offered by a federal, provincial, or local or foreign Governmental Entity (including, for greater certainty, the Canada Recovery Hiring Program).

“CEWS Returns” means any and all Tax Returns filed or required to be filed, or required to be kept on file in respect of CEWS.

Annex A Page 1

“Company Benefit Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by the Company or any of its Subsidiaries, or under or with respect to which the Company or any of its Subsidiaries has any current or contingent liability or obligation.

“Company Class A Common Stock” means the Class A common stock, par value $0.01 per share, of the Company.

“Company Class B Common Stock” means the Class B common stock, par value $0.01 per share, of the Company.

“Company Common Stock” means the Company Class A Common Stock and the Company Class B Common Stock.

“Company Competing Proposal” means any Contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Parent or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that accounted for or generated 20% or more of the Company’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding shares of Company Common Stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding shares of Company Common Stock or any other securities entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries which is structured to permit any Person or group to acquire beneficial ownership of at least 20% of the Company’s and its Subsidiaries’ assets or equity interests.

“Company Credit Facility” means the Credit Agreement dated as of September 12, 2016, among, inter alia, ROCC Holdings, LLC, as borrower, the Company, as holdings, and Wells Fargo Bank National Association, as administrative agent, and certain other financial institutions party thereto as lenders and issuing lenders, as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the date hereof.

“Company Expenses” means a cash amount equal to $20,000,000 to be paid in respect of the Company’s costs and expenses in connection with the negotiation, execution and performance of this Agreement and the Transactions.

Annex A Page 2

“Company Intervening Event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to the Company that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the Company Board as of the date of this Agreement); provided, however, that in no event shall (i) the receipt, existence or terms of a Company Competing Proposal or Parent Competing Proposal, or any matter relating thereto or of consequence thereof, (ii) any changes the market price or trading volume of the Company’s stock or Parent’s stock or any other securities of the Company or Parent, or the fact that the Company or Parent meets, fails to meet, or exceeds internal or published estimates, projections, forecasts or predictions for any period (however the underlying cause or any of the foregoing may constitute a Company Intervening Event), or (iii) any changes in oil and natural gas prices, constitute a Company Intervening Event.

“Company Reserve Engineer” means DeGolyer and MacNaughton.

“Company Superior Proposal” means a Company Competing Proposal (with references in the definition thereof to “20%” being deemed to be replaced with references to “more than 50%”), that in the good faith determination of the Company Board, after consultation with the Company’s financial advisors, (i) if consummated, would result in a transaction more favorable to the Company’s shareholders from a financial point of view than the Company Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of this Agreement offered by Parent in response to such proposal or otherwise) and (ii) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Company Board.

“Company Stockholder Approval” means the approval of this Agreement, including the related Plan of Merger, and the approval of the Transactions by the holders of a majority of the shares of Company Common Stock cast thereon.

“Company Termination Fee” means $60,000,000.

“Compliant” means, with respect to the Financing Information, that (a) such Financing Information, taken as a whole, does not include any untrue statement of a material fact or omit to state any material fact necessary in order to make such Financing Information, in the light of the circumstances in which it is used, not misleading, (b) such Financing Information complies in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of non-convertible debt securities on a registration statement on Form S-3 that are applicable to such Financing Information (other than such provisions for which compliance is not customary in a Rule 144A offering of debt securities) and (c) the financial statements included in the Financing Information would not be required to be updated pursuant to the age of the financial statement requirements of Rule 3-12 of Regulation S-X under the Securities Act (and not be “stale”) as if such financial statements were included in a filing on such day, (d) no audit opinion or authorization letter with respect to any financial statements (or any portion thereof) contained in the Financing Information shall have been withdrawn, (e)(i) the financial statements and other financial information included in the Financing Information are, and remain throughout the Marketing Period, sufficient to permit the Financing Sources to receive customary comfort letters from the Company’s independent accountants with respect to such financial information (including customary negative assurance comfort with respect to periods following the end of the latest fiscal year and fiscal quarter for which historical financial statements are included) on any date during the Marketing Period and (ii) the Company’s independent accountants that have reviewed or audited such financial statements and financial information have confirmed they are prepared to issue (subject to completion of customary procedures) customary comfort letters to the Financing Sources, including customary negative assurance comfort, upon any notes pricing date, occurring during the Marketing Period, and upon the related closing; and (f) Company shall not have indicated its intent to restate any historical financial statement (or any portion thereof) contained in the Financing Information.

Annex A Page 3

“Consent” means any filing, notice, report, registration, approval, consent, ratification, permit, permission, waiver, expiration of waiting periods or authorization.

“Contract” means any contract, legally binding commitment, license, promissory note, loan, bond, mortgage, indenture, lease or other legally binding instrument or agreement (whether written or oral).

“COPAS” means Council of Petroleum Accountants Society.

“COVID-19” means the disease caused by SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any evolutions or mutations thereof, and/or related or associated epidemics, pandemics, disease outbreaks, or public health emergencies.

“Data Security Requirements” means all of the following, to the extent relating to data privacy or information security or to the collection, use, processing, storage, transmission, disposition or security of data and applicable to the Company and its Subsidiaries: (a) all applicable Laws, (b) all procedures, practices and written policies of the Company and its Subsidiaries, including any written privacy policies, programs and other written notices, whether internal or external-facing, (c) all industry standards applicable to the industry in which the Company and its Subsidiaries operate or otherwise applicable to its business, and (d) the applicable terms of any contract.

“Debt Commitment Papers” means that certain debt commitment letter, dated as of the date hereof, by and among Canadian Imperial Bank of Commerce, Royal Bank of Canada, The Bank of Nova Scotia and Parent (the “Debt Commitment Letter”) and the related fee letter(s) (collectively, the “Fee Letter”) (provided that the Debt Commitment Letter and the Fee Letter have been redacted in a customary manner with respect to fees, economic terms, “market flex” provisions and other customary terms), as may be amended, modified, supplemented or replaced in compliance with Section 6.20(d) and Section 6.20(e) of this Agreement, pursuant to which the financial institutions party thereto (the “Lenders”) have agreed, subject to the terms and conditions set forth therein, to provide the debt financing in an aggregate amount and on the terms and conditions set forth therein for the purposes of, among other things, financing the transactions contemplated thereby, including the payment of a portion of the Cash Consideration, the repayment of borrowings outstanding under the Company Credit Facility and the redemption of the Existing Company Notes.

Annex A Page 4

“Debt Financing Documents” means the agreements, documents, schedules and certificates contemplated by the Financing, including: (a) all credit agreements, loan documents, purchase agreements, underwriting agreements, agency agreements, placement agreements, indentures, debentures, notes, intercreditor agreements and security documents pursuant to which the Financing will be governed or contemplated by the Debt Commitment Papers; (b) officer, secretary, perfection certificates, legal opinions, Organizational Documents, good standing certificates, lien searches, other customary closing certificates, and resolutions contemplated by the Debt Commitment Papers or requested by Parent or their financing sources; and (c) agreements, documents or certificates that facilitate the creation, perfection or enforcement of liens securing the Financing (including original copies of all certificated securities (with transfer powers executed in blank), control agreements, issuer acknowledgments, title insurance, landlord consent and access letters) as are requested by Parent or their financing sources.

“Debt Offer” has the meaning given such term in Section 6.21.

“Derivative Transaction” means any swap transaction, option, hedge, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities (including, without limitation, natural gas, natural gas liquids, crude oil and condensate), bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any put, call or other option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

“Emergency Operations” means the operations necessary or advisable to respond to or alleviate the imminent or immediate compromise of (a) the health or safety of any Person or the environment or (b) the safety or operations of the business of the Company or Parent, as applicable.

“Employee Benefit Plan” means, whether or not funded or registered, any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy (oral or written), equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, post-termination or retiree health or welfare, pension, savings, profit sharing, retirement, hospitalization or other health, medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, individual consulting agreement, employment agreement, and any other benefit or compensation plan, policy, agreement, arrangement, program, practice, or understanding.

Annex A Page 5

“Encumbrances” means liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, prior assignment, license, sublicense or other burdens, options or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing (any action of correlative meaning, to “Encumber”).

“Environmental Laws” means any and all Laws pertaining to pollution, protection of the environment (including, without limitation, any natural resource damages or any generation, use, storage, treatment, disposal or Release of, or exposure to, Hazardous Materials) or worker health and safety (as it relates to exposure to Hazardous Materials), in each case as enacted or in effect as of or prior to the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Company Notes” means the 9.250% senior notes due 2026 issued under that certain Indenture dated as of August 10, 2021 among ROCC Holdings, LLC, a Delaware limited liability company (as successor to Penn Virginia Escrow LLC), as issuer, the guarantors party thereto from time to time, and Citibank, N.A., trustee, as supplemented prior to the date hereof.

“Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Papers, including any issuance of senior notes or securities in lieu of any portion thereof.

“Financing Conditions” means the conditions precedent set forth in Exhibit D of the Debt Commitment Letter.

“Financing Information” means (a) the unaudited consolidated balance sheets and related consolidated statements of income, changes in equity and cash flows of Company for each fiscal quarter beginning after the most recently completed fiscal year ended at least 45 days prior to the Closing Date (but excluding the fourth quarter of any fiscal year), and, in each case, for the comparable period of the prior fiscal year, together with all related notes and schedules thereto, all prepared in accordance with GAAP, (b) the audited consolidated balance sheets and related consolidated statements of income, changes in equity and cash flows of Company for the fiscal years ended December 31, 2022, December 31, 2021 and December 31, 2020 (provided that, with respect to clause (b) above, (x) any such financial statements, consolidating schedules or other information constituting part of the Company SEC Documents and/or the Annual Reports on Form 10-K for the fiscal years ended December 31, 2021 and December 31, 2020 of the Company and Penn Virginia Corporation, including any amendments thereto, shall be deemed to be delivered by virtue of such filings), (c) such information reasonably necessary for Parent to prepare pro forma financial statements as required pursuant to paragraph 7 of Exhibit D to the Debt Commitment Letter, and (d) all other financial statements and operating, business and other financial data solely regarding the Company and its Subsidiaries of the type and form that are customarily included in an offering memorandum to consummate a Rule 144A-for-life offering of non-convertible, high yield debt securities under Rule 144A promulgated under the 1933 Act (which information is understood not to include (i) financial statements, information and other disclosures required by Rules 3-09, 3-10 or 3-16 of Regulation S-X, the Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K or the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (ii) financial statements or other financial data (including selected financial data) for any period earlier than December 31, 2020, and (iii) other information or financial data customarily excluded from a Rule 144A offering memorandum).

Annex A Page 6

“Financing Sources” means the agents, arrangers, bookrunners, underwriters, lenders and other Persons (including the Lenders) that have committed to provide or arrange or have otherwise entered into agreements in connection with the Financing or alternative debt financings in connection with the transactions contemplated hereby or otherwise permitted under the terms of the Debt Commitment Papers that may be obtained by Parent or any of its Affiliates to fund the Cash Consideration, including any joinder agreements or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, officers, directors, employees, agents and Representatives involved in the Financing and their successors and assigns.

“Fraud” means, with respect to any Party, knowing actual common law fraud under the Laws of the State of Delaware committed by such Party in the making of any representation or warranty made by such Party and set forth in Article IV or Article V of this Agreement.

“Governmental Entity” means any federal, state, provincial, territorial, tribal, local or municipal court, governmental, regulatory or administrative agency, ministry or commission or other governmental authority or instrumentality, domestic or foreign (which entity has jurisdiction over the applicable Person), or public or private arbitral body.

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Hazardous Materials” means any (a) chemical, product, material, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated under, or for which standards of conduct or liability may be imposed pursuant to, any Environmental Law; (b) asbestos containing materials, whether in a friable or non-friable condition, lead-containing material polychlorinated biphenyls, naturally occurring radioactive materials or radon; and (c) any Hydrocarbons.

“Hydrocarbons” means any hydrocarbon-containing substance, crude oil, natural gas, casinghead gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced, derived, refined or associated therewith.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Annex A Page 7

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; and (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; but Indebtedness does not include (i) accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, (ii) the endorsement of negotiable instruments for collection in the ordinary course of business and (iii) obligations arising from treasury services, banking products and cash management services.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common Law rights, including: (a) utility models, supplementary protection certificates, invention disclosures, registrations, patents and applications for same, industrial design registrations and applications for same, and extensions, divisionals, continuations, continuations-in-part, reexaminations, revisions, renewals, substitutes, and reissues thereof; (b) trademarks, service marks, certification marks, collective marks, brand names, d/b/a’s, trade names, slogans, domain names, symbols, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof and renewals of the same (including all common Law rights and goodwill associated with the foregoing and symbolized thereby); (c) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, together with all common Law and moral rights therein, database rights, and registrations and applications for registration of the foregoing, and all renewals, extensions, restorations and reversions thereof; (d) trade secrets, know-how, and other rights in information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable; (e) Internet domain names and URLs; and (f) all other intellectual property, industrial or proprietary rights.

“IT Assets” means computers, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“knowledge” means the actual knowledge of, (a) in the case of the Company, the individuals listed in Schedule 1.1 of the Company Disclosure Letter and (b) in the case of Parent, the individuals listed in Schedule 1.1 of the Parent Disclosure Letter.

“Labor Agreement” means any collective bargaining agreement or other Contract with any labor union, labor organization, or works council.

“Law” means any law, by-law, rule, regulation, ordinance, code, act, statute, injunction, ruling, award, decree, writ, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law and the rules and regulations of any applicable stock exchange.

Annex A Page 8

“Marketing Material” means bank books, bank information memoranda, offering memoranda, offering circulars, road show presentations, prospectuses, registration statements and other information packages, similar materials and marketing materials (including, to the extent necessary, an additional bank information memorandum that does not include material non-public information), in each case, prepared in connection with the Financing and reasonably requested by Parent or the Financing Sources that is customarily delivered in connection with debt financings of the type being arranged.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days (a) after the Registration Statement has become effective under the Securities Act and throughout which period the Financing Information has remained Compliant; provided that if the Financing Information fails to be Compliant at any time during the Marketing Period, the Marketing Period will not be deemed to have commenced and the Marketing Period will commence when the Financing Information is again Compliant and (b) throughout which nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.1 or Section 7.2 (other than Section 7.1(a) (Stockholder Approvals) and Section 7.1(e) (Stock Exchange Listing)) to fail to be satisfied assuming the Closing were scheduled at any time during such period; provided, that (x) such fifteen (15) consecutive Business Day period shall be completed on or prior to August 14, 2023 or commence no earlier than September 5, 2023 and shall not include, for periods of determining the number of consecutive Business Days, the period from May 26 through May 29, 2023 or June 30 through July 4, 2023. If the Company in good faith reasonably believes that it has delivered the Financing Information and that the Financing Information is Compliant, it may deliver to Parent written notice to that effect, stating when it believes it completed the applicable delivery, in which case the Financing Information shall be deemed to have been delivered, subject to the provisos in the first sentence of this definition, on the date of the delivery of the applicable notice to Parent and such the Financing Information shall be deemed to be Compliant unless Parent in good faith reasonably believes that the Company has not completed delivery of the Financing Information or the Financing Information is not Compliant and, within two (2) Business Days after receipt of such notice from the Company, Parent specifies in writing to the Company (stating with specificity which Financing Information Parent reasonably believes the Company has not delivered or the reason for which the Financing Information is not Compliant), following which the Financing Information shall be deemed to have been received by Parent as soon as the Company delivers to Parent such specified portion of the Financing Information.1

“Material Adverse Effect” means, when used with respect to any Party, any fact, circumstance, effect, change, event or development that (a) would prevent, materially delay or materially impair the ability of such Party or its Subsidiaries to consummate the Transactions or (b) has, or would have, a material adverse effect on the financial condition, business or results of operations of such Party and its Subsidiaries, taken as a whole; provided, however, that, in respect of clause (b) above, no fact, circumstance, effect, change, event or development (by itself or when aggregated or taken together with any and all other facts, circumstances, effects, changes, events or developments) to the extent directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur:

(i)            general economic conditions (or changes in such conditions) or conditions in the U.S., Canadian or global economies generally;

1 Note to Company: The Lenders are unwilling to agree to modify the condition to funding of the bridge to match the language. Accordingly, Parent cannot accept it.

Annex A Page 9

(ii)            conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii)           conditions (or changes in such conditions) in the oil and gas exploration, development or production industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry);

(iv)           political conditions (or changes in such conditions), the outbreak of a pandemic, epidemic, endemic or other widespread health crisis (including COVID-19), or acts of war (including the Russian/Ukraine conflict), sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism);

(v)            earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters or weather conditions;

(vi)           the announcement of this Agreement or the pendency or consummation of the Transactions (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement or the announcement or consummation of the Transactions);

(vii)          the execution and delivery of or compliance with the terms of, or the taking of any action or failure to take any action which action or failure to act is request in writing by the other Party or expressly required by, this Agreement, the public announcement of this Agreement or the Transactions (provided that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions);

(viii)         changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing; or

(ix)           any changes in such Party’s stock price or the trading volume of such Party’s stock, or any failure by such Party to meet any analysts’ estimates or expectations of such Party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal or published budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect to the extent not otherwise excluded by the definition hereof);

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provided, however, except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i)– (v) and (viii) disproportionately adversely affect such Party and its Subsidiaries, taken as a whole, as compared to other similarly situated participants operating in the oil and gas exploration, development or production industry (in which case, such adverse effects (if any) shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur solely to the extent they are disproportionate).

“MMcf” means one million cubic feet.

“NASDAQ” means the Nasdaq Stock Market.

“NYSE” means the New York Stock Exchange.

“Offer Documents” has the meaning assigned to such term in Section 6.21.

“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements (including any series of related leases with the same lessor) under which a Person leases, subleases or licenses or otherwise acquires or obtains rights to produce Hydrocarbons from real property interests.

“Oil and Gas Properties” means all interests in and rights with respect to (a) oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions, (b) all Wells, and (c) Hydrocarbons or revenues therefrom and claims and rights thereto.

“Opco” means ROCC Energy Holdings, L.P., a Delaware limited partnership.

“Opco Common Units” means a Common Unit (as defined in the Opco Partnership Agreement).

“Opco Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of ROCC Energy Holdings, L.P., dated as of October 6, 2021, by and among Holdings GP, the Company, JSTX and Rocky Creek.

“Opco Unit Exchange” has the meaning set forth in the Company Support Agreement and shall include, for the avoidance of doubt, the transactions described hereafter in clauses (a) and (b), whereby: (a) in accordance with Article XI of the Opco Partnership Agreement, the Company Class B Holders’ exercise of their right to exchange all of their Opco Common Units and shares of Company Class B Common Stock for shares of Company Class A Common Stock and (b) in connection with such exercise and in accordance with Section 11.03 of the Opco Partnership Agreement, the Company having directly, or indirectly through a Subsidiary of the Company, issued or transferred such shares of Company Class A Common Stock to the Company Class B Holders in exchange for the Opco Common Units and shares of Company Class B Common Stock held by such Company Class B Holders, and the cancellation of such Company Class B Common Stock in connection therewith.

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“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other Party” means (a) Parent when used with respect to the Company, and (b) the Company when used with respect to Parent.

“Parent Benefit Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by Parent or any of its Subsidiaries, or under or with respect to which Parent or any of its Subsidiaries has any current or contingent liability or obligation.

“Parent Competing Proposal” means any Contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with the Company or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, share purchase, amalgamation, merger, arrangement, business combination, or otherwise) by any Person or group of any business or assets of Parent or any of its Subsidiaries (including shares in the capital of or ownership interest in any Subsidiary) that accounted for or generated 20% or more of Parent’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding Parent Common Shares or any other securities entitled to vote on the election of directors or any direct or indirect take-over bid, tender or exchange offer or treasury issuance that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Parent Common Shares or any other securities entitled to vote on the election of directors or (c) any merger, amalgamation, arrangement consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent or any of its Subsidiaries which is structured to permit any Person or group to acquire beneficial ownership of at least 20% of Parent’s and its Subsidiaries’ assets or equity interests.

“Parent Credit Facilities” means the $850 million extendible secured revolving credit facilities and $20 million uncommitted unsecured demand revolving letter of credit facility guaranteed by Export Development Canada.

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“Parent Expenses” means a cash amount equal to $20,000,000 to be paid in respect of the Parent’s costs and expenses in connection with the negotiation, execution and performance of this Agreement and the Transactions.

“Parent Intervening Event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to Parent that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Parent Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the Parent Board as of the date of this Agreement); provided, however, that in no event shall (i) the receipt, existence or terms of a Parent Competing Proposal or Company Competing Proposal, or any matter relating thereto or of consequence thereof or (ii) any changes in the market price or trading volume of the Parent Common Shares or the Company’s stock or any other securities of Parent or the Company, or the fact that Parent or the Company meets, fails to meet, or exceeds internal or published estimates, projections, forecasts or predictions for any period (however the underlying cause or any of the foregoing may constitute a Parent Intervening Event) or (iii) any changes in oil and natural gas prices, constitute a Parent Intervening Event.

“Parent Performance Share Awards” means any performance share awards granted under the Parent Equity Plan.

“Parent Reserve Engineer” means McDaniel & Associates Consultants Ltd.

“Parent Restricted Share Awards” means any restricted share awards granted under the Parent Equity Plan.

“Parent Shareholder Approval” means the approval of the Parent Share Issuance by the affirmative vote of a majority of the Parent Common Shares entitled to vote thereon and present in person or represented by proxy at the Parent Shareholder Meeting in accordance with applicable securities Laws, the rules and regulations of the NYSE and the TSX, as applicable, the ABCA and the Organizational Documents of Parent.

“Parent Superior Proposal” means a Parent Competing Proposal (with references in the definition thereof to “20%” being deemed to be replaced with references to “more than 50%”) that in the good faith determination of the Parent Board, after consultation with Parent’s financial advisors, (i) if consummated, would result in a transaction more favorable to Parent’s shareholders from a financial point of view than the Company Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of this Agreement offered by the Company in response to such proposal or otherwise), (ii) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and shareholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Parent Board, (iii) would not reasonably be expected to materially hinder or delay the Company Merger or the transactions contemplated by this Agreement and (iv) does not require Parent or any of its Subsidiaries to abandon, terminate or fail to consummate the Transactions.

“Parent Termination Fee” means $100,000,000.

“Party” or “Parties” means a party or the parties to this Agreement, except as the context may otherwise require.

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“Permitted Encumbrances” means:

(a)            to the extent not applicable to the Transactions or otherwise waived prior to the Company Merger Effective Time, preferential purchase rights, rights of first refusal, rights of first offer, purchase options and similar rights granted pursuant to any Contracts, including joint operating agreements, joint ownership agreements, participation agreements, development agreements, stockholders agreements, consents, and other similar agreements and documents;

(b)            contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s, vendor’s, repairmen’s, construction and carrier’s liens and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent, and Encumbrances for Taxes that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established on the financial statements of the Company or Parent, as applicable, in accordance with GAAP or IFRS, as applicable;

(c)            Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report or the Parent Reserve Report, as applicable;

(d)            Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, Contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business, provided, however, that, in each case, such Encumbrance (i) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (ii) would not be reasonably expected to have a Material Adverse Effect, on the value, use or operation of the property encumbered thereby;

(e)            such Encumbrances as the Company (in the case of Encumbrances with respect to properties or assets of Parent or its Subsidiaries) or Parent (in the case of Encumbrances with respect to properties or assets of the Company or its Subsidiaries), as applicable, have expressly waived in writing;

(f)             all easements, zoning restrictions, conditions, covenants, Rights-of-Way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, facilities, streets, alleys, highways, telephone lines, power lines, railways, removal of timber, grazing, logging operations, canals, ditches, reservoirs and other easements and Rights-of-Way, on, over or in respect of any of the properties of the Company or Parent, as applicable, or any of their respective Subsidiaries, that are customarily granted in the oil and gas industry and do not materially, individually or in the aggregate, interfere with the operation, value or use of the property or asset affected;

(g)            any Encumbrances discharged at or prior to the Company Merger Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with Closing);

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(h)            Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions;

(i)             Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, Rights-of-Way, covenants, restrictions and other similar matters that would be accepted by a reasonably prudent purchaser of oil and gas interests in the geographic area where such oil and gas interests are located, that would not reduce the net revenue interest share of the Company or Parent, as applicable, or such Party’s Subsidiaries, in any Oil and Gas Lease below the net revenue interest share shown in the Company Reserve Report or Parent Reserve Report, as applicable, with respect to such lease, or increase the working interest of the Company or Parent (without at least a proportionate increase in net revenue interest), as applicable, or of such Party’s Subsidiaries, in any Oil and Gas Lease above the working interest shown on the Company Reserve Report or Parent Reserve Report, as applicable, with respect to such lease and, in each case, that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable; or

(j)             with respect to (i) Parent and its Subsidiaries, Encumbrances arising under the Parent Credit Facilities, (ii) the Company and its Subsidiaries, Encumbrances arising under the Company Credit Facility and (iii) Encumbrances arising under the Financing.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

“Personal Information” means any information that, alone or in combination with other information held by the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, identifies or could reasonably be used to identify an individual, and any other personal information that is subject to any applicable Laws.

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), cause of action, action, charge, complaint, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding at Law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, cause of action, action, charge, complaint, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other similar interests that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts), but excluding Taxes and assessments of Governmental Entities.

“Registered Intellectual Property” means all Intellectual Property that is the subject of registration (or an application for registration), including domain names.

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“Related Party” shall mean the Parties and each of their respective Affiliates and their and their respective Affiliates’ stockholders, shareholders, partners, members, officers, directors, employees, controlling Persons, agents and Representatives.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its Subsidiaries.

“Support Agreement Deadline” means 24 hours following the execution and delivery of this Agreement.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law.

“Tax Returns” means any return, report, statement, declaration, claim for refund, information return, CEWS Return or other document (including any related or supporting information, schedule or attachment thereto and including any amendment thereof) filed or required to be filed or required to be kept on file with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

“Taxes” means any and all taxes and charges, levies or other assessments in the nature of a tax, including income, gross receipts, license, payroll, employment, stamp, occupation, windfall profits, environmental, capital stock, social security, unemployment, disability, transfer, registration, ad valorem, alternative or add on minimum, estimated, corporate, capital, excise, property, sales, use, turnover, value-added and franchise taxes, deductions, withholdings, custom duties, liability in connection with any deemed overpayment of Taxes under section 125.7 of the Canada Tax Act, and other similar assessments in the nature of a tax together with all interest, penalties, and additions thereto, imposed by any Taxing Authority.

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“Taxing Authority” means any Governmental Entity having jurisdiction over the administration or imposition of any Tax.

“Trading Day” means any day on which the Parent Common Shares are listed or quoted and traded on the NYSE and the TSX.

“Transaction Documents” shall mean this Agreement, the Company Support Agreement and the IRRA.

“Transactions” means the Opco Unit Exchange, the Company Merger and the other transactions contemplated by this Agreement and the Transaction Documents, including, without limitation, each other agreement to be executed and delivered in connection herewith and therewith and including, for greater certainty, the Parent Share Issuance and the Compensatory Issuance.

“Transfer Taxes” means any transfer, sales, use, stamp, registration or other similar Taxes; provided, for the avoidance of doubt, that Transfer Taxes shall not include any income, franchise or similar taxes.

“Treasury Regulations” means the temporary, proposed and final regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“TSX” means the Toronto Stock Exchange.

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act, 29 U.S.C. § 2101 et seq., and all applicable similar state and local laws.

“Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

“Willful and Material Breach” including the correlative term “Willfully and Materially Breach,” shall mean a material breach (or the committing of a material breach) that is a consequence of an act or failure to take an act it is required to take under this Agreement by the breaching party with the knowledge that the taking of such act (or the failure to take such act) would, or would reasonably be expected to, constitute a breach of this Agreement.

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Exhibit A

Form of Company Support Agreement

[see attached]

Exhibit A Page 1

Exhibit B

Form of Plan of Merger

[see attached]

Exhibit B Page 1

Exhibit C

Pre-Closing Restructuring Transactions

[see attached]

Exhibit C Page 1